As filed with the Securities and Exchange Commission on August 9, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Washington, D.C. 20006 United States of America	Gabriel Felpeto Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	USD 2,500,000,000(3)	USD 303,000

(1)

The securities registered hereunder and under the additional registration statement noted in note (2) below shall not have an aggregate offering price which exceeds USD 3,000,000,000 in United States Dollars or the equivalent in any other currency.

(2)

Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold USD 500,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-225593), originally filed on June 13, 2018. The Registrant paid filing fees of USD 62,250 with respect to those previously registered securities.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 9, 2019

USD 3,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

We may from time to time offer up to USD 3,000,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of USD 3,000,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                                 , 2019

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of USD 3,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States Dollars (“dollars,” “$,” “U.S.$”, “USD”, “US Dollars” or “U.S. dollars”). All references to “we,” “us” and “our” refer to CAF.

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe,” “expect,” “anticipate,” “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia, the Argentine Republic, the Republics of Colombia, Ecuador, Panama, Paraguay, Peru, and Trinidad and Tobago, the Federative Republic of Brazil, the Oriental Republic of Uruguay,; and the Bolivarian Republic of Venezuela, each of which is referred to in this prospectus as a full member shareholder country and which are referred to collectively in this prospectus as the full member shareholder countries. At December 31, 2018, the full member shareholder countries of CAF collectively accounted for 91.77% of the nominal value of our paid-in capital. The other shareholder countries of CAF are Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain, each of which is referred to in this prospectus as an associated shareholder country and which are referred to collectively in this prospectus as the associated shareholder countries. At December 31, 2018, the associated shareholder countries collectively accounted for 8.18% of the nominal value of our paid-in capital. Our full member shareholder countries and our associated shareholder countries are collectively referred to as our shareholder countries. Our shares are also held by 13 financial institutions based in the full member shareholder countries, which collectively accounted for 0.05% of the nominal value of the paid-in capital at December 31, 2018.

We commenced operations in 1970. Our headquarters are in Caracas, and we have offices in Asunción, Bogotá, Brasilia, Buenos Aires, La Paz, Lima, Madrid, Mexico City, Montevideo, Panama City, Port of Spain and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures operating in, our shareholder countries. Primarily, we provide short-, medium- and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the (Políticas de Gestión). These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement.

We raise funds to finance operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)

immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries. We may also enjoy immunities and privileges under the laws of countries other than the full member shareholder countries and associated shareholder countries by virtue of our status as an international treaty organization or the identity of our shareholders.

The governments of some of our shareholder countries have historically taken actions, such as nationalizations and exchange controls, that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, we have not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at March 31, 2019 and does not give effect to any transaction since that date.

At March 31, 2019
(in USD millions)
Total Liabilities(1)	28,758.0

Stockholders’ equity
Capital
Paid-in capital (authorized capital USD 15.0 billion)(2)	5,201.5
Additional paid-in capital	3,659.0

Total capital	8,860.5
Reserves
Mandatory reserve pursuant to Article N° 42 of the Constitutive Agreement	515.6
General reserve	2,585.9

Total reserves	3,101.5
Retained earnings	136.7

Total stockholders’ equity	12,098.7

Total liabilities and stockholders’ equity	40,856.7

(1)	After March 31, 2019, there have been issuances of bonds as described in Supplementary Information (Unaudited) as of March 31, 2019 on page S-22.
(2)	Our authorized capital also included callable capital of USD 5.0 billion at March 31, 2019.

CAPITAL STRUCTURE

General

As of March 31, 2019, our total authorized capital is USD 15.0 billion, of which USD 10.0 billion is ordinary capital shares and USD 5.0 billion is callable capital shares.

In November 2015, the Board of Directors approved a new general paid-in capital increase for a total amount of USD 4.5 billion, of which USD 4.0 billion is available for Series “A” and “B” stockholders and USD 500 million is available in respect of such capital contributions for Series “C” stockholders. Throughout 2016 and 2017, our management signed subscription agreements with various stockholders. Capital contributions related to this increase began in 2017 and are expected to be paid during the period ending in 2025.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries (as defined below). Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting approximately 0.05% of our outstanding shares, which are owned by 13 private sector financial institutions in the full member shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 to obtain the benefit of their views in the deliberations of our Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five additional Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by eight associated shareholder countries: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. We make Series “C” shares available for subscription by countries that are not full member shareholder countries to strengthen relationships between these countries and the full member shareholder countries. Ownership of Series “C” shares in these countries makes these countries eligible to receive loans from us. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

The Constitutive Agreement (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) includes a formal purpose of supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on 17 March 2009, our Extraordinary Shareholders’ Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay, Trinidad and Tobago and Uruguay could become contracting parties to the Constitutive Agreement, could become full member shareholder countries and could come to own Series “A” shares. In general, in order to become a full member country of CAF, a country must (i) subscribe, directly or indirectly, for one Series “A” share, (ii) exchange all of its ordinary and callable Series “C” capital shares for Series “B” share equivalents, (iii) meet any conditions for its accession as determined by the Shareholders’ General Meeting, and (iv) deposit its instrument of adhesion with the Ministry of Foreign Affairs of the Bolivarian Republic of Venezuela. The country is deemed to have become a full member country of CAF 30 days after the Shareholders’ General Meeting determines that the conditions for its adhesion have been complied with, including the depositing of the instrument of adhesion. As of the date of this prospectus, Argentina, Brazil, Panama, Paraguay, Trinidad and Tobago and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares as full member shareholder countries.

Note: All figures as of March 31, 2019 that refer to “full member shareholder countries” include only the Republic of Argentina, the Plurinational State of Bolivia, the Republics of Colombia, Ecuador, Panama, Paraguay, Peru, and Trinidad and Tobago, the Federative Republic of Brazil, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela. All figures as of March 31, 2019 that refer to “associated shareholder countries” encompass all other shareholder countries. References to “shareholder countries” include both the full member shareholder countries and the associated shareholder countries.

Paid-in Capital and Unpaid Capital

At March 31, 2019, our subscribed paid-in and unpaid capital (excluding callable capital) was USD 6.5 billion, of which USD 5.2 billion was paid-in capital and USD 1.3 billion was unpaid capital. The unpaid capital is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions made to CAF (valor patrimonial) comprise a premium paid on each Series “B” and Series “C” share purchased and the nominal USD 5,000 per share value established by our by-laws. The premium component of valor patrimonial is determined at the beginning of each subscription and applies to all payments under that subscription.

Information regarding recent capital subscriptions and annual capital contributions made by shareholder countries as of March 31, 2019 is as follows:

Argentina

In March 2012, Argentina subscribed to an additional USD 228.6 million in Series “B” shares, to be paid in four installments. The final installment was paid in 2016.

In March 2016, Argentina subscribed to an additional USD 572.0 million in Series “B” shares to be paid in seven installments, of which it paid USD 41.7 million in 2017 and USD 88.4 million in September 2018.

Barbados

In September 2014, Barbados entered into an agreement to subscribe to Series “C” shares for a total capital contribution of USD 50.0 million, to be paid in two installments. The final installment was paid in 2016.

Bolivia

In 2009, Bolivia subscribed to an additional USD 105.0 million in Series “B” shares, to be paid in eight installments. The final installment was paid in 2017.

In January 2012, Bolivia subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in four installments. The final installment was paid in 2016.

In March 2016, Bolivia subscribed to an additional USD 190.0 million in Series “B” shares to be paid in six installments, of which it paid USD 17.2 million in 2017 and USD 34.6 million in September 2018.

Brazil

In 2009, Brazil subscribed to an additional USD 190.0 million in Series “C” shares to be paid in seven installments. The final installment was paid in 2017.

In September 2012, Brazil subscribed to an additional USD 228.6 million in Series “B” shares, to be paid in four installments. The final installment was paid in 2016.

In July 2017, Brazil subscribed to an additional USD 572.0 million in Series “B” shares, to be paid in eight installments, of which it paid USD 20.1 million in 2018.

Colombia

In June 2012, Colombia subscribed to an additional USD 210.0 million in Series “B” shares to be paid in three installments. The final installment was paid in 2018.

In August 2012, Colombia subscribed to an additional USD 228.6 million in Series “B” shares. The final installment was paid in 2017.

In July 2016, Colombia subscribed to an additional USD 572.0 million in Series “B” shares, to be paid in eight installments, of which it paid USD 5.0 million in 2017, USD 5.0 million in 2018 and USD 93.7 million in February 2019.

Dominican Republic

In 2009, the Dominican Republic subscribed to an additional USD 17.0 million in Series “C” shares. The final installment was paid in 2017.

In February 2016, the Dominican Republic subscribed to an additional USD 50.0 million in Series “C” shares, to be paid in four installments, of which it paid USD 12.5 million in 2017 and USD 12.5 million in April 2018.

Ecuador

In 2009, Ecuador subscribed to an additional USD 105.0 million in Series “B” shares to be paid in eight installments. The final installment was paid in 2017.

In March 2012, Ecuador subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in four annual installments. The final installment was paid in 2016.

In June 2016, Ecuador subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments, of which it paid USD 17.2 million in 2017 and USD 34.6 million in September 2018.

Mexico

In February 2017, Mexico subscribed to an additional USD 51.3 million in Series “C” shares, which it paid in full in 2017.

Panama

In 2009, Panama subscribed to an additional USD 55.0 million in Series “C” shares to be paid in seven installments. The final installment was paid in 2017.

In February 2012, Panama subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in five installments. The final installment was paid in 2017.

In February 2016, Panama subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments beginning in 2017, of which it paid USD 17.2 million in 2017 and USD 34.6 million in May 2018.

Paraguay

In 2009, Paraguay subscribed to an additional USD 55.0 million in Series “C” shares to be paid in seven installments. The final installment was paid in 2017.

In May 2012, Paraguay subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in five installments. The final installment was paid in 2017.

In March 2016, Paraguay subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments, of which it paid USD 17.2 million in 2017 and USD 34.6 million in September 2018.

Peru

In 2009, Peru subscribed to an additional USD 380.0 million in Series “B” shares to be paid in eight installments, although this schedule was later modified to seven installments. The final installment was paid in 2016.

In March 2012, Peru subscribed to an additional USD 228.6 million in Series “B” shares, to be paid in four installments. The final installment was paid in full in 2016.

In March 2016, Peru subscribed to an additional USD 572.0 million in Series “B” shares, to be paid in eight installments, of which it paid USD 35.0 million in 2017 and USD 76.7 million in September 2018.

Portugal

In 2017, Portugal subscribed to USD 6.4 million in Series “C” shares to be paid in three equal installments ending in 2019, of which it paid USD 4.3 million in January 2018.

Spain

In 2017, Spain subscribed to an additional USD 173.2 million of paid-in capital to be paid in five installments, of which it paid USD 52.5 million in 2017 and USD 36.8 million in May 2018.

Trinidad and Tobago

In June 2016, Trinidad and Tobago subscribed to USD 36.0 million in callable capital.

In September 2016, upon completion of all requirements to become a full member shareholder country, Trinidad and Tobago acquired a USD 1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

In December 2018, Trinidad and Tobago subscribed to an additional USD 190.0 million of paid-in capital to be paid in eight installments, of which it paid USD 5.0 million in February 2019.

Uruguay

In 2009, Uruguay subscribed to an additional USD 55.0 million in Series “C” shares to be paid in seven annual installments. The final installment was paid in 2017.

In February 2012, Uruguay subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in four installments. The final installment was paid in 2016.

In March 2016, Uruguay subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments of which it paid USD 17.2 million in 2017 and USD 34.6 million in September 2018.

Venezuela

In 2009, Venezuela subscribed to an additional USD 380.0 million in Series “B” shares to be paid in eight installments. In December 2016, the agreement was amended to provide for payment in nine installments. Venezuela has paid a total of USD 268.2 million as of September 30, 2017. In March 2018, the agreement was amended to provide for payment in three installments, with the final installment scheduled to be paid in 2020. As of the date of this prospectus, USD 20.0 million to be paid under the agreement, as amended in March 2018, is past due.

In August 2012, Venezuela subscribed to an additional USD 228.6 million in Series “B” shares, to be paid in four installments. The final installment was paid in full in 2016.

In March 2016 and May 2016, Venezuela subscribed to an additional USD 572.0 million in Series “B” shares. In March 2018, the agreement was amended to provide for payment in eight installments, with the final installment scheduled to be paid in 2025. As of the date of this prospectus, USD 5.1 million to be paid under the agreement, as amended in March 2018, is past due.

The following table sets out the nominal value of our subscribed paid-in capital and unpaid capital as of March 31, 2019:

Shareholders	Paid-in Capital	Unpaid Capital
	(in USD thousands)
Series “A” Shares:
Argentina	1,200	—
Bolivia	1,200	—
Brazil	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
Panama	1,200	—
Paraguay	1,200	—
Peru	1,200	—
Trinidad & Tobago	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Argentina	502,020	155,600
Bolivia	275,290	48,680
Brazil	446,350	194,365
Colombia	917,105	164,900
Ecuador	276,895	48,680
Panama	152,455	48,680
Paraguay	150,055	48,680
Peru	922,085	162,090
Trinidad & Tobago	119,050	65,140
Uruguay	158,620	48,680
Venezuela	843,390	240,780
Commercial Banks	2,485	—
Series “C” Shares:
Barbados	17,610	—
Chile	27,705	—
Costa Rica	16,455	—
Dominican Republic	43,975	8,805
Jamaica	910	—
Mexico	76,835	—
Portugal	8,850	750
Spain	230,125	29,570

Total	5,201,465	1,265,400

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. The mandatory reserve is an accounting reserve. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical.

At March 31, 2019, our reserves totaled USD 3.1 billion. At that date, the mandatory reserve pursuant to Article N° 42 of the Constitutive Agreement amounted to USD 0.5 billion, or 6.4% of subscribed paid-in and unpaid capital, and the general reserve amounted to USD 2.6 billion.

Callable Capital

In addition to our subscribed paid-in and unpaid capital, our shareholders have subscribed to callable capital totaling USD 1.6 billion at March 31, 2019. Our callable capital may be called by the Board of Directors to meet our financial obligations only to the extent that we are unable to meet such obligations with our own resources. For further information regarding subscribed callable capital, see Note 16 (“Stockholders’ Equity”) to our audited financial statements in this prospectus.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2018, 2017 and 2016 has been derived from our audited financial statements for those periods, which begin on page F-4 of this document. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following selected financial information as of and for the three-month periods ended March 31, 2019 and 2018 has been derived from our unaudited condensed interim financial information (included on page S-1 of this prospectus) and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the three-month period ended March 31, 2019 are not necessarily indicative of results to be expected for the full year 2019. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited condensed interim financial information and the notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018
	(in USD thousands, except ratios)
Statements of Comprehensive Income
Interest income	1,310,174	1,002,025	813,460	431,442	276,108
Interest expense	831,155	621,587	471,047	259,398	179,532

Net interest income	479,019	380,438	342,413	172,044	95,576
Provision (credit) for loan losses	13,192	69,902	38,270	(1,370)	9,286

Net interest income after provision for loan losses	465,827	310,536	304,143	173,414	87,290
Non-interest income	29,892	15,958	51,601	2,548	2,227
Non-interest expenses	184,816	162,332	151,577	40,806	38,345

Income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds	310,903	164,162	204,167	135,156	51,172
Unrealized changes in fair value related to other financial instruments	504	4,301	(13,449)	1,569	1,296

Income before Contributions to Stockholders’ Special Funds	311,407	168,463	190,718	136,725	52,468
Contributions to Stockholders’ Special Funds(1)	87,830	92,064	68,000	70	2,593
Net income	223,577	76,399	122,718	136,655	49,875

Balance Sheet Data (end of period)
Total assets	40,014,247	38,111,566	35,668,988	40,856,751	37,665,729
Total liabilities	28,150,847	26,989,830	25,195,344	28,758,020	26,388,953
Total stockholders’ equity	11,863,400	11,121,736	10,473,644	12,098,731	11,276,776

Total liabilities and stockholders’ equity	40,014,247	38,111,566	35,668,988	40,856,751	37,665,729

Loan Portfolio and Equity Investments
Loans before allowance for loan losses and loan commissions, net of origination cost	25,111,387	23,628,073	21,977,081	24,607,700	23,156,974
Allowance for loan losses	64,848	67,225	63,749	64,877	65,350
Equity investments	459,667	433,025	386,051	458,679	439,195

	Year Ended December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018
	(in USD thousands, except ratios)
Selected Financial Ratios
Return on average total stockholders’ equity(2)	2.7%	1.5%	2.0%	4.5%	1.8%
Return on average paid-in capital(3)	6.1%	3.4%	4.4%	10.4%	4.1%
Return on average assets(4)	0.8%	0.4%	0.6%	1.3%	0.5%
Administrative expenses divided by average total assets	0.4%	0.4%	0.4%	0.3%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.5%	0.4%	0.0%	0.7%	0.1%
Non-accrual loans as a percentage of loan portfolio	0.5%	0.6%	0.6%	0.5%	0.5%
Allowance for loan losses as a percentage of loan portfolio	0.3%	0.3%	0.3%	0.3%	0.3%

(1)

In March 2014, at the Stockholders’ Meeting the stockholders agreed, effective 2015, to approve each year the maximum amount that management is authorized to contribute to Stockholders’ Special Funds during the fiscal year and to recognize these contributions as expenses. For more information see Note 24 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.

(2)

Income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds divided by annual average total stockholders’ equity. Annual average total stockholders’ equity is computed as the arithmetic average of total stockholders’ equity as of the beginning and the end of each period. Data for interim periods has been annualized.

(3)

Income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds divided by annual average subscribed and paid-in capital. Annual average subscribed and paid-in capital is computed as the arithmetic average of subscribed and paid-in capital as of the beginning and the end of each period. Data for interim periods has been annualized.

(4)

Income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds divided by annual average total assets. Annual average total assets is computed as the arithmetic average of total assets as of the beginning and the end of each period. Data for interim periods has been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-6 of this prospectus and the unaudited condensed interim financial information as of March 31, 2019 and December 31, 2018 and for the three-month periods ended March 31, 2019 and 2018 and the notes thereto beginning on page S-1.

Market Overview and Portfolio Trends

In recent months, important global economic developments have occurred, including (i) volatility in oil prices that could be reversed due in part to the sanctions against Venezuela and Iran and OPEC production cuts, (ii) low growth and increasing inflation in Latin America, (iii) potential trade disputes between the United States and China and (iv) an increase in the volatility of short-term interest rates in the United States.

While the volatility in oil prices and some of the other global economic developments mentioned above have not adversely affected our results of operations, certain of these recent global developments could negatively affect our borrowers, which may result in a downward adjustment of the external risk rating of some of our sovereign borrowers and a corresponding increase in our allowance for loan losses, according to the methodology described in “— Income Statement — Provision for Loan Losses” below.

Both 2018 and 2017 were characterized by growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional paid-in capital contributions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. These two main drivers have led our loan portfolio to grow 6.3% in 2018 and 7.54% in 2017. During the three-month period ended March 31, 2019, the loan portfolio decreased by 2.0%. This is in line with our pattern of loan disbursements and portfolio growth. The portfolio usually grows modestly or not at all during the first quarters of each year and then increases significantly in the final quarters of the year.

As of March 31, 2019, our loan portfolio was distributed by country as follows: Ecuador — 14.6%, Argentina—14.5%, Venezuela — 14.3%, Colombia — 11.4%, Bolivia — 10.3%, Peru — 8.2%, Panama — 7.3%, Brazil — 7.3%, Uruguay — 4.0%, Mexico — 0.5%, Trinidad & Tobago — 2.4%, Paraguay — 1.9%, Chile — 1.6%, Dominican Republic — 0.8%, Costa Rica — 0.4%, and Barbados — 0.3%.

Notwithstanding the increasing presence of other state-sponsored development banks in the regions in which we operate, we do not expect that the growth of our loan portfolio will be materially affected by the activities of other development banks in the region, since the financing needs of our shareholder countries exceed the current supply of lending resources. We believe that activities of other development banks are complementary to our lending operations.

Recent Developments Relating to Sanctions

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) administers sanctions in respect of the Government of Venezuela and certain Venezuelan-related individuals and entities, including certain Venezuelan government officials. CAF is not a U.S. Person and has not been sanctioned; however, the following discussion of the current sanctions administered by OFAC is included because Venezuela is a member country and minority shareholder of CAF.

With regard to any individual or entity who has been added to OFAC’s list of Specially Designated Nationals and Blocked Persons (“SDN List”) under Venezuela-related sanction, U.S. persons may not make to such listed persons, or receive from such listed persons, any contribution or provision of funds, goods or services. The OFAC-administered sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S.

person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). For purposes of these sanctions, certain amendments to outstanding debt of the Government of Venezuela, such as an extension of the maturity date, could be considered a “new debt” or other prohibited extension of credit. Unless otherwise specified in the accompanying prospectus supplement, CAF will use the net proceeds of the sale of the securities to fund its lending operations. CAF will not earmark the proceeds of particular issuances of debt securities offered hereby to fund specific loan commitments or purchase specific investments. Accordingly, CAF believes that purchasers of the debt securities offered hereby will not acquire a direct or indirect interest in our loans to Venezuela, or any other specific assets of CAF, for purposes of the OFAC sanctions.

Although Venezuela is a member country and minority shareholder of CAF and two Venezuelan nationals designated by Venezuela serve as directors on the Board of Directors of CAF, neither the Government of Venezuela nor any member of the Board of Directors (whether or not a Venezuelan national) exercises control over CAF, has any operational or management role in CAF, or has any authority to negotiate on behalf of CAF or make binding commitments on behalf of CAF.

Although we generally are not required to comply with the OFAC sanctions outlined above because we are not a U.S. person and do not operate in or from the United States, we also transact in the ordinary course with various commercial counterparties in the United States that are required to comply with the sanctions. Some of these U.S. counterparties may serve as correspondent banks or as other intermediaries with involvement in funds flows in respect of our loan operations, including our loans to the Government of Venezuela. In addition, U.S. persons may purchase our debt securities. We will continue to monitor OFAC sanctions and restrictions thereunder as applied to U.S. persons insofar as such sanctions and restrictions may have an effect on our business and operations.

The OFAC sanctions on Venezuela, and any additional sanctions that may be imposed in the future, could make it more difficult for Venezuela to service or renegotiate its outstanding debt, including its outstanding loans from CAF.

In light of the November 2017 downgrade in Venezuela’s long-term foreign ratings by Standard & Poor’s and Fitch, to selective default (“SD”) from CC and to restricted default (“RD”) from C, respectively, we increased our provisions for loan losses with respect to loans made to Venezuela to USD 28.3 million as of March 31, 2019 from the USD 19.8 million reported in September 2017.

On December 29, 2017, we granted to the Central Bank of Venezuela a credit facility in a total amount of USD 400 million. Drawings under the facility are subject to the satisfaction or waiver of certain conditions, including the absence of any overdue amounts owed to CAF by Venezuela or the Central Bank of Venezuela. As of September 30, 2018, the credit facility has been totally disbursed.

On December 14, 2018, we granted to the Central Bank of Venezuela a credit facility in a total amount of USD 500 million. Drawings under the facility are subject to the satisfaction or waiver of certain conditions, including the absence of any overdue amounts owed to CAF by Venezuela or the Central Bank of Venezuela. As of the date of this prospectus, USD 254.2 million has been disbursed under this loan agreement.

On January 10, 2019, President Nicolas Maduro was sworn in for his second term as President of Venezuela following the election held in May 2018. The National Assembly of Venezuela stated that the results of the May 2018 election were invalid and declared Juan Guaidó as Acting President of Venezuela, a declaration that the Supreme Tribunal of Justice in Venezuela declared unconstitutional. On January 23, 2019, the U.S. government recognized Mr. Guaidó as Acting President of Venezuela. On January 25, 2019, President Trump signed an

Executive Order amending prior economic sanctions targeting the Maduro government, and on January 28, 2019, Petroleos de Venezuela S.A. (“PDVSA”) and certain of its affiliates were designated under Executive Order 13850 and added to the SDN List. U.S. Secretary of State Pompeo has also certified the authority of Mr. Guaidó to receive and control certain property in accounts of the Government of Venezuela or Central Bank of Venezuela held by the Federal Reserve Bank of New York or any other U.S. insured banks, in accordance with Section 25B of the U.S. Federal Reserve Act. Since January 23, 2019, a number of other countries, including some countries that are CAF shareholders and a number of countries in the European Union, have recognized Mr. Guaidó as Acting President of Venezuela. CAF is evaluating the potential impact of these developments on its business and operations. CAF does not have direct lending relationships with PDVSA or its subsidiaries. The sanctions on PDVSA and its affiliates, however, may adversely affect the ability of the Maduro government to receive payment for PDVSA’s production and sale of oil and related products and may therefore adversely affect macroeconomic conditions in Venezuela. As a result, Venezuela may find it more difficult to service its outstanding debt, including its outstanding loans from CAF.

On March 22, 2019, OFAC designated the Economic and Social Development Bank of Venezuela (“BANDES”) for operating in the financial sector of the Venezuelan economy and added it to OFAC’s SDN List. As a result of that designation, all property and interests in property of BANDES, including any entity that is owned, directly or indirectly, 50 percent or more by BANDES, that are located in the United States or in the possession or control of U.S. persons, are blocked and must be reported to OFAC. BANDES is a “B” shareholder of CAF and holds approximately 8 percent of our equity. The designation of BANDES therefore does not extend to CAF. Moreover, CAF is not a U.S. person and, therefore, the current sanctions regulations do not prevent CAF from engaging in transactions or dealings with BANDES that occur outside of U.S. jurisdiction. CAF continues to maintain a control framework aimed at verifying its counterparties against OFAC’s SDN List and other applicable sanctions lists.

In addition, on April 17, 2019, OFAC designated the Central Bank of Venezuela for operating in the financial sector of the Venezuelan economy and added it to the SDN List. At the same time, OFAC issued General License 20 (GL 20), which authorizes certain transactions and activities that are for the official business of certain international organizations, including CAF. GL 20 authorizes CAF to conduct transactions and activities involving the Central Bank of Venezuela to the extent they are subject to U.S. jurisdiction and are for our official business, to the same extent as was permitted prior to the designation of the Central Bank of Venezuela and the issuance of GL 20. Accordingly, the designation of the Central Bank of Venezuela has not had a material impact on CAF or its relationship with the Central Bank of Venezuela.

On August 5, 2019, President Donald Trump signed Executive Order 13884, which blocks all property and interests in property of the Government of Venezuela that are in or come within the United States or the possession or control of a U.S. person. For purposes of the Executive Order, the term “Government of Venezuela” is defined to include, among others, any person who has acted or purported to act directly or indirectly for or on behalf of the Government of Venezuela or of any political subdivision, agency or instrumentality thereof, including the Central Bank of Venezuela. The CAF directors appointed by Venezuela as a Series “A” shareholder and by BANDES as a Series “B” shareholder may be considered to fall within the definition of “Government of Venezuela” in the Executive Order. On August 6, 2019, OFAC issued General License 20A, authorizing official activities of certain international organizations, including CAF, involving the Government of Venezuela. Accordingly, based on General License 20A, CAF does not believe the issuance of Executive Order 13884 will have a material adverse effect on CAF.

Please see “Selected Projects” below for further information regarding the most recent loans to Venezuela.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 2 (“Basis of Presentation and Significant Accounting Policies”) to our audited financial statements in this prospectus. Some of the more significant accounting policies we use to present our financial results involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition.

Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, other important estimates related to the preparation of our financial statements are those related to revenue recognition and the valuation and classification at fair values of financial instruments. The fair values for some financial assets and liabilities recorded in our financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, we have not changed or reclassified any asset or liability from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Statements of Comprehensive Income

Interest Income

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, our interest income was USD 431.4 million, representing an increase of USD 155.3 million, or 56.3%, compared to interest income of USD 276.1 million for the corresponding period in 2018. This increase resulted primarily from higher interest rates charged on loans that accrue interest based on six-month LIBOR and a spread differential and higher interest earnings on investments in our liquidity portfolio that bear interest based on LIBOR. Average market interest rates were higher in the first three months of 2019, when six-month LIBOR averaged 2.75%, than in the first three months of 2018, when six-month LIBOR averaged 2.09%.

2018, 2017 and 2016. For the year ended December 31, 2018, our interest income was USD 1,310.2 million, representing an increase of USD 308.1 million, or 30.8%, compared to interest income of USD 1,002.0 million for the year ended December 31, 2017. This increase resulted primarily from the growth of our loan portfolio, which grew 6.28%, and from higher interest rates in 2018. Average market interest rates were higher in 2018 than in 2017; in 2018, the six-month LIBOR averaged 2.49% compared with 1.48% in 2017. Interest income for the year ended December 31, 2017 was USD 1,002.0 million, representing an increase of USD 188.6 million, or 23.18%, compared to interest income of USD 813.5 million for the year ended December 31, 2016. Such increase also resulted primarily from the growth of our loan portfolio and higher interest rates compared to the corresponding period in 2016.

Interest Expense

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, our interest expense was USD 259.4 million, representing an increase of USD 79.9 million, or 44.5%, compared to interest expense of USD 179.5 million for the corresponding period in 2018. This increase resulted from higher funding costs due to the increase of six-month LIBOR and the spread differential. Average market interest rates were higher in the first three months of 2019, when six-month LIBOR averaged 2.75%, than in the first three months of 2018, when six-month LIBOR averaged 2.09%. The average amount of liabilities increased by 6.6% for the three-month period ended March 31, 2019, compared with the average for the three-month period ended March 31, 2018.

2018, 2017 and 2016. Interest expense for the year ended December 31, 2018 was USD 831.2 million, representing an increase of USD 209.6 million, or 33.7%, from our interest expense of USD 621.6 million for the year ended December 31, 2017. This increase resulted primarily from higher funding requirements related to a 6.3% growth in our loan portfolio during 2018 and an increase in funding costs associated with an increase in six-month LIBOR. The average amount of our liabilities increased by 5.7% for the year ended December 31, 2018, compared with the average for the year ended December 31, 2017. Average market interest rates were higher in 2018 than in 2017; in 2018, the six-month LIBOR averaged 2.49% compared with 1.48% in 2017. For the year ended December 31, 2017, our interest expense was USD 621.6 million, representing an increase of USD 150.5 million, or 32.0%, from our interest expense of USD 471.0 million for the year ended December 31, 2016. This increase resulted primarily from higher funding requirements related to the growth in the average levels of our loan portfolio in 2017 and the increase in average market interest rates described above. The average amount of our liabilities increased by 8.4% for the year ended December 31, 2017, compared with the average for the year ended December 31, 2016.

Net Interest Income

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, our net interest income was USD 172.0 million, representing an increase of USD 75.5 million, or 78.1%, compared to net interest income of USD 96.6 million for the corresponding period in 2018. This increase resulted from higher average market rates as well as an increase in interest-earning assets in comparison to financial liabilities. The net interest income margin was 1.74% for the three-month period ended March 31, 2019, as compared to 1.09% for the corresponding period in 2018.

2018, 2017 and 2016. For the year ended December 31, 2018, our net interest income was USD 479.0 million, representing an increase of USD 98.6 million, or 25.9%, over net interest income of USD 380.4 million for the year ended December 31, 2017. This increase resulted from an increase not only in the loan portfolio but also in interest rates and a reduction in the net borrowing spread on new issuances of debt securities, which were partially offset by an increase in interest expense due to higher levels of outstanding indebtedness. Our net interest income for the year ended December 31, 2017 was USD 380.4 million, representing an increase of USD 38.0 million, or 11.1%, over net interest income of USD 342.4 million for the year ended December 31, 2016. This increase resulted from higher yielding liquid assets, and the growth of our loan portfolio. Our net interest income margin was 1.36% in 2018, compared to 1.10% in 2017 and 1.10% in 2016.

Provision (Credit) for Loan Losses

The provisions in the periods described below reflect management’s estimates for both general and specific provisions. The general allowance for loan losses is estimated considering the credit risk exposure, probability of default and loss given default, which represents our anticipated loss in the event of a borrower default and which is based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period. We establish a specific allowance for loan losses for impaired loans. A loan is considered as impaired when, based on currently available information and events, there exists the probability that we will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. Loans whose terms are modified in a troubled debt restructuring, generally, already will have been identified as impaired. Our management individually evaluates the compliance of the new terms of the restructured loan for a reasonable period to calculate specific allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status. See Notes 2g. and 2h. to our audited financial statements for further information regarding allowance for loan loss calculations.

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, we recorded a credit for loan losses of USD 1.4 million, compared with a provision for loan losses of USD 9.3 million for the corresponding period in 2018, as a result of the improvement of Panama’s credit rating during the three-month period in 2019.

2018, 2017 and 2016. For the year ended December 31, 2018, we recorded a provision for loan losses of USD 13.2 million, representing a decrease of USD 56.7 million, or -81.1%, compared with the provision for loan losses of USD 69.9 million for 2017. This decrease was mainly due to a reduction in specific loan loss provisions and the amount of loans written off. For the year ended December 31, 2017, we recorded a provision for loan losses of USD 69.9 million, representing an increase of USD 31.6 million, or 82.7%, compared with the provision for loan losses of USD 38.2 million for 2016. This increase was mainly due to an increase in specific provisions for loan losses with respect to certain private sector loans to borrowers in Brazil, Mexico, Peru, Spain and Uruguay, and also the deterioration of the long-term foreign rating of some of our shareholder countries.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends arising from equity investments not accounted for using the equity method, its corresponding share of earnings or losses on equity investments, which are accounted for using the equity method, and other income.

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, our non-interest income was USD 2.5 million, representing an increase of USD 0.3 million, or 14.4%, compared to non-interest income of USD 2.2 million for the corresponding period in 2018. This increase was mainly due to higher income from other commissions which are commissions that are not related to loans.

2018, 2017 and 2016. For the year ended December 31, 2018, our total non-interest income was USD 29.9 million, representing an increase of USD 13.9 million, or 87.3%, from total non-interest income of USD 16.0 million for the previous year. This increase was mainly due to unrealized changes in the fair value related to equity investments. For the year ended December 31, 2017, our total non-interest income was USD 16.0 million, representing a decrease of USD 35.6 million, or 69.1%, from total non-interest income of USD 51.6 million for the year ended December 31, 2016. This decrease resulted principally from the non-cash currency exchange differential for borrowings denominated in Venezuelan bolivars that occurred because of the devaluation of the bolivar in 2016 but did not repeat itself in 2017, which is recognized in “Non-interest income — Other income.”

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, representing 85.6% and 99.1% of total non-interest expenses for the three-month periods ended March 31, 2019 and March 31, 2018, respectively.

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, our non-interest expenses were USD 40.8 million representing an increase of USD 2.5 million, or 6.4%, compared to total non-interest expenses of USD 38.3 million for the corresponding period in 2018. The increase resulted principally from an increase in equity in losses of investees, unrealized changes in fair value related to equity investments and other expenses.

For the three-month period ended March 31, 2019, our administrative expenses were USD 34.9 million, or 0.4% (on an annualized basis) of its total average assets, representing a decrease of USD 3.1 million, or 8.1%, compared to administrative expenses of USD 38.0 million for the corresponding period in 2018.

2018, 2017 and 2016. For the year ended December 31, 2018, our total non-interest expenses were USD 184.8 million, representing an increase of USD 22.5 million, or 13.9%, over total non-interest expenses of USD 162.3 million for the year ended December 31, 2017. For the year ended December 31, 2017, our total non-interest expenses were USD 162.3 million, representing an increase of USD 10.8 million, or 7.1%, over total non-interest expenses of USD 151.6 million for the year ended December 31, 2016.

For the year ended December 31, 2018, administrative expenses were USD 158.3 million, or 0.4% of our average total assets, representing an increase of USD 8.2 million over administrative expenses of USD 150.1 million for the year ended December 31, 2017. The increase resulted principally from the growth in our business. For the year ended December 31, 2017, administrative expenses were USD 150.1 million, or 0.4% of our average total assets, representing an increase of USD 9.2 million over administrative expenses of USD 141.0 million for the year ended December 31, 2016. The increase resulted principally from the growth in our business.

As of December 31, 2017 and 2016, equity investments in which our participation is less than 20% of the investee’s equity, and that have no readily determinable fair value, are measured at cost less impairment according to U.S. GAAP. During the year ended December 31, 2018, we prospectively adopted the policy of subsequent measurement for these investments in equity securities without readily determinable fair value, as follows: (i) direct investments in equity securities of companies, (a) previously accounted for at cost without a readily determinable fair value and (b) that do not qualify for the net asset value practical expedient to estimate fair value, are accounted for at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer; and (ii) as to equity investments in funds without readily determinable fair value, previously accounted for at cost, we have applied the net asset value practical expedient to estimate fair value. The dividends received from equity investments accounted for at fair value (2018) and cost (2017) are recognized as income. Also, until 2017 management was required to assess the value of these investments at least annually and determine whether any value impairment was temporary or other than temporary. Impairment charges had to be taken once management determined that the loss of value was other than temporary. As a result of its analysis of these equity investments, we recognized impairment charges on our equity investments of USD 22.0 million in 2018, USD 11.0 million in 2017 and USD 9.20 million in 2016.

Net Income

Three Months Ended March 31, 2019 and 2018. For the three-month period ended March 31, 2019, our net income was USD 136.7 million, representing an increase of USD 86.8 million, or 174.0%, compared to net income of USD 49.9 million for the corresponding period in 2018. This increase is mainly due to an increase in interest income as a result of higher average market rates that generated higher income in our loan portfolio and investment portfolio as well as a credit in loan losses when compared with the corresponding period in 2018.

Income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds for the three-month period ended March 31, 2019 was USD 135.2 million, representing an increase of USD 84.0 million, or 164.1%, compared to income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds of USD 51.2 million for the corresponding period in 2018. This increase is mainly due to the increase in interest income due to higher average market rates and the credit to the allowance for loan losses compared with a provision in the earlier period.

2018, 2017 and 2016. In March 2014, the Stockholders’ Assembly agreed, effective 2015, to approve a maximum amount to be contributed to Stockholders’ Special Funds during the fiscal year and to recognize these contributions as expenses. In 2018, we recognized USD 87.8 million as a contribution to Stockholders’ Special Funds, resulting in net income of USD 223.6 million, representing an increase of USD 147.2 million, or 192.6%, compared to net income of USD 76.74 million for 2017. This increase resulted primarily from an increase in interest income as a result of higher average market rates that generated higher income in our loan portfolio and investment portfolio and a reduction in loan loss provisions in comparison with the previous corresponding period. In 2017, we recognized USD 92.1 million as a contribution to Stockholders’ Special Funds, resulting in net income of USD 76.4 million, representing a decrease of USD 46.3 million, or 37.7%, compared to net income of USD 122.7 million for 2016. For more information see Note 24 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.

Income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds for the year ended December 31, 2018 was USD 310.9 million, representing an increase of USD 146.7 million, or 89.4%, compared to income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds of USD 164.2 million for 2017. This increase is mainly due to the increase in non-interest income, increase in interest income and a decrease in loan loss provisions. Income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds for the year ended December 31, 2017 was USD 164.2 million, representing a decrease of USD 40.0 million, or 19.6%, compared to income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds of USD 204.2 million for 2016. This decrease is mainly due to a decrease in non-interest income as a result of an increase in other income relating to the non-cash currency exchange differential due to the devaluation of the Venezuelan bolivar that occurred in 2016 but did not repeat itself in 2017.

Balance Sheet

Assets

March 31, 2019. At March 31, 2019, our total assets were USD 40.9 billion, representing an increase of USD 0.9 billion, or 2.3%, over total assets of USD 40.0 billion at December 31, 2018. The increase in assets resulted primarily from an increase in liquid assets, specifically deposits with banks, marketable securities and other investments that grew 17%, 7% and 35%, respectively, when compared with December 31, 2018 figures.

2018 and 2017. At December 31, 2018, our total assets were USD 40.0 billion, representing an increase of USD 1.9 billion, or 5.0%, over total assets of USD 38.1 billion at December 31, 2017. The increase in our total assets was principally due to the growth of our loan portfolio, which increased by USD 1.5 billion when compared with December 31, 2017 figures.

Liabilities

March 31, 2019. At March 31, 2019, our total liabilities were USD 28.8 billion, representing an increase of USD 0.6 billion or 2.2%, over total liabilities of USD 28.2 billion at December 31, 2018. The increase in liabilities resulted primarily from an increase in the outstanding amount of bonds, which grew by 9.6% compared with December 31, 2018 figures.

2018 and 2017. At December 31, 2018, our total liabilities were USD 28.2 billion, representing an increase of USD 1.2 billion, or 4.3%, over total liabilities of USD 27.0 billion at December 31, 2017. The increase in our total liabilities resulted principally from increased bond issuances.

Stockholders’ Equity

March 31, 2019. At March 31, 2019, our total stockholders’ equity was USD 12.1 billion, representing an increase of USD 0.2 billion, or 2.0%, over total stockholders’ equity of USD 11.9 billion at December 31, 2018. The increase in our stockholders’ equity resulted primarily from capital contributions paid by our stockholders of USD 98.7 million and an increase in total reserves of USD 223.6 million.

2018 and 2017. At December 31, 2018, our total stockholders’ equity was USD 11.9 billion, representing an increase of USD 741.7 million, or 6.7%, over total stockholders’ equity of USD 11.1 billion at December 31, 2017. The increase in our total stockholders’ equity resulted principally from the capital contributions paid by our stockholders of USD 518.1 million and an increase in total reserves of USD 76.4 million.

Asset Quality

Overdue Loans

March 31, 2019. At March 31, 2019, the total principal amount of outstanding overdue loans was USD 175.4 million (not including non-accrual loans in overdue status) related solely to sovereign loans to Venezuela, representing an increase of USD 51.1 million over overdue loans of USD 124.3 million at December 31, 2018.

At March 31, 2019, the total outstanding overdue amounts from sovereign loans to Venezuela was USD 249.8 million, including USD 175.4 million of principal and USD 74.4 million that includes interest, penalty interest and commissions. Those amounts were originally due between December 7, 2018 and February 25, 2019. Those amounts were received in full in April 2019. As of March 31, 2019, the total principal amount of outstanding loans to Venezuela was USD 3.5 billion.

2018 and 2017. At December 31, 2018, the total principal amount of outstanding overdue loans was USD 124.3 million (not including non-accrual loans in overdue status), representing solely overdue amounts from sovereign loans to Venezuela. At December 31, 2018, Venezuela also had outstanding interest and penalty interest totaling approximately USD 58.5 million relating to the total loans, reaching a total overdue amount of principal and interest of USD 182.8 million. During January 2019, we received payments for USD 6.1 million related to this overdue interest. As of December 31, 2018, the total principal amount of outstanding loans to Venezuela was USD 3.5 billion.

At December 31, 2017, the total principal amount of outstanding overdue loans was USD 94.2 million (not including non-accrual loans in overdue status).

Impaired Loans and Non-accrual Loans

March 31, 2019. At March 31, 2019, the total principal amount of our impaired loans was USD 111.3 million, or 0.5% of the total loan portfolio, and was related to private sector borrowers, representing a decrease of USD 1.4 million over impaired loans of USD 112.7 million at December 31, 2018. We consider a loan to be impaired when it is in non-accrual status.

2018 and 2017. At December 31, 2018, the total principal amount of our impaired loans was USD 112.7 million, or 0.45% of the total loan portfolio, and was related to private sector borrowers. We consider a loan to be impaired when it is in non-accrual status. At December 31, 2017, the total principal amount of our impaired loans was USD 138.7 million, or 0.59% of the total loan portfolio.

Restructured Loans

March 31, 2019. At March 31, 2019, the total principal amount of outstanding restructured loans was USD 0.0 million, or 0.0% of the total loan portfolio, representing no change in comparison to December 31, 2018.

2018 and 2017. At December 31, 2018, the total principal amount of outstanding restructured loans was USD 0.0 million, or 0.0% of the total loan portfolio. At December 31, 2017, the total principal amount of outstanding restructured loans was USD 44.2 million, or 0.2% of the total loan portfolio. A total of USD 44.2 million was written-off during the year 2017.

Loan Write-offs and Recoveries

March 31, 2019. There were USD 0.0 million of loans written-off during the three-month period ended March 31, 2019. We booked recoveries of USD 1.4 million during the three-month period ended March 31, 2019. For the three-month period ended March 31, 2018, there were USD 12.0 million of loans written-off, and we booked recoveries of USD 0.8 million.

2018 and 2017. There were USD 22.0 million of loans written off in 2018, which related to private sector borrowers, and USD 69.5 million of loans written-off in 2017. During 2018 and 2017, we booked recoveries against these write-offs of USD 6.4 million and USD 3.1 million, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “— Balance Sheet” above for details regarding the distribution of our loans by country and “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by economic sector.

Liquidity

Our liquidity policy requires CAF to maintain sufficient liquid assets to cover at least 12 months of net cash requirements.

Net cash requirements under this new policy are calculated as follows:

(+)	Scheduled loan collections

(+)	Committed paid-in capital payments

(-)	Scheduled debt service

(-)	Committed disbursements

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of our liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

March 31, 2019. At March 31, 2019, our liquid assets consisted of USD 14.5 billion of cash, deposits with banks, marketable securities and other investments, of which 91.9% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, compared to USD 12.5 billion of cash, deposits with banks, marketable securities and other investments, of which 97.0% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, at March 31, 2018. At March 31, 2019, 21.0% of our liquid assets were invested in time deposits in financial institutions, 25.3% in commercial paper, 12.8% in corporate and financial institution bonds, 14.0% in certificates of deposit, 13.0% in U.S. Treasury Notes and 13.9% in other instruments, including deposits in cash.

As of March 31, 2019, our liquid assets was distributed by country as follows: United States — 29.9%, France — 7.0%, Japan — 7.7%, Chile — 3.0%, Switzerland — 4.9%, South Korea — 4.9%, United Kingdom — 2.8%, Germany — 4.6%, Singapore — 4.6%, China — 3.6%, Belgium — 2.6%, Supranationals — 2.6%, Canada — 1.8%, United Arab Emirates — 2.5%, Qatar — 2.4%, Australia — 4.5%, Spain — 1.61%, Ireland —0.95%, Kuwait — 1.2%, Luxembourg — 2.3%, Sweden — 1.1%, Netherlands — 0.6% and others — 3.0%.

2018 and 2017. At December 31, 2018, our liquid assets consisted of USD 13.0 billion of cash, deposits with banks, marketable securities and other investments, of which 91.5% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 25.0% of our liquid assets were invested in time deposits in financial institutions, 25.9% in commercial paper, 14.2% in corporate and financial institution bonds, 13.1% in certificates of deposit, 13.8% in U.S. Treasury Notes and 8.0% in other instruments, including deposits in cash. At December 31, 2017, our liquid assets consisted of USD 12.7 billion of cash, deposits with banks, marketable securities and other investments, of which 90.6% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 24.7% of our liquid assets were invested in time deposits in financial institutions, 31.6% in commercial paper, 13.8% in corporate and financial institution bonds, 12.1% in certificates of deposit, 11.7% in U.S. Treasury Notes and 6.0% in other instruments, including deposits in cash.

As of December 31, 2018, our liquid assets were distributed by country as follows: United States — 22.9%, Japan — 8.3%, France — 7.6%, China — 3.9%, Australia — 2.8%, Canada — 2.7%, Switzerland — 4.7%, South Korea — 5.7%, Spain — 4.6%, Chile — 2.8%, Germany — 6.8%, Netherlands — 0.7%, United Arab Emirates — 2.3%, United Kingdom —2.4%, Qatar — 1.0%, Ireland — 1.6%, Belgium — 1.0%, Supranationals — 1.4%, Kuwait — 1.4% and others — 4.94%.

Commitments and Contingencies

We enter into commitments and contingencies in the normal course of our business to facilitate our business and objectives. Commitments and contingencies include: (1) credit agreements subscribed and pending disbursements, (2) lines and letters of credit for foreign trade, (3) equity investment agreements subscribed and (4) partial credit guarantees. For further discussion of these arrangements, see Note 22 (“Commitments and Contingencies”) to our audited financial statements in this prospectus.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding. Likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure.”

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within their markets, either directly or through financial intermediaries. See “Operations of CAF.”

OPERATIONS OF CAF

Our purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short-, medium- and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

We also provide lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following four departments, each headed by a Vice President:

•

Country Programmes, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public and private infrastructure projects and the analysis of public policies within the different development sectors;

•	Productive and Financial Sectors, which is responsible for our relationships with public and private sector corporations and financial institutions; and

•	Social Development, which is responsible for financings and investments in social areas and in micro, small and medium size enterprises.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial institution in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify CAF being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with CAF. Under such multi-sectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from CAF regardless of whether the underlying borrower repays the financial intermediary.

We endeavor to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program, where we act as lender of record for the entire loan and sell non-recourse participations in the “B” portion of the loan to financial institutions. The “A” portion of the loan is made directly to the borrower by CAF. Under the “B” portion, financial institutions provide the funding and assume the credit risk; we do not provide funding under the “B” portion and, therefore, do not assume any credit risk. Because we act as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on its cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 0.85% of the total loan amount and a commitment fee equal to 0.35% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to CAF.

At December 31, 2018, our total assets were USD 40.0 billion, of which USD 25.1 billion, or 62.8%, were disbursed and outstanding loans. At December 31, 2018, the “B” loan portion of our “A/B” loan transactions totaled USD 208.8 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2018		2017	2016
	(in USD millions)
Public Sector	85.9%	21,571.1	20,201.0	18,773.3
Private Sector	14.1%	3,540.5	3,429.8	3,203.1

	100%	25,111.6	23,630.9	21,976.4

Fair value adjustments		(0.2)	(2.80)	0.7

		25,111.4	23,628.1	21,977.1

Geographic Distribution of Loans

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2018			2017			2016
	Public	Private	Total	Public	Private	Total	Public	Private	Total
	(in USD millions)
Argentina	3,476.6	101.1	3,577.7	3,113.7	94.0	3,207.7	2,716.0	124.0	2,839.9
Barbados	84.0	—	84.0	86.6	—	86.6	85.0	—	85.0
Bolivia	2,454.6	108.3	2,562.9	2,359.6	124.1	2,483.8	2,088.2	123.0	2,211.1
Brazil	1,457.9	236.6	1,694.5	1,646.3	470.1	2,116.4	1,549.1	435.0	1,984.1
Chile	—	425.0	425.0	70.0	235.0	305.0	—	111.0	111.0
Colombia	2,201.6	638.7	2,840.3	1,768.8	747.4	2,516.2	1,649.4	689.8	2,339.2
Costa Rica	78.8	10.0	88.8	77.9	12.0	89.9	98.9	14.7	113.6
Dominican Republic	180.4	26.1	206.5	202.3	49.4	251.8	169.7	42.4	212.1
Ecuador	3,411.2	175.6	3,586.8	3,245.7	191.9	3,437.6	3,104.7	213.2	3,317.9
Jamaica	—	—	—	—	—	—	—	4.5	4.5
Mexico	480.0	50.0	530.0	305.0	—	305.0	355.0	26.7	381.7
Panama	1,298.6	601.7	1,900.4	1,022.7	480.3	1,503.0	893.6	570.7	1,464.3
Paraguay	387.9	78.3	466.2	329.4	89.3	418.7	261.2	75.9	337.1
Peru	1,031.0	1,008.7	2,039.7	1,429.1	850.5	2,279.6	1,667.4	607.1	2,274.5
Spain	—	—	—	—	—	—	—	44.2	44.2
Trinidad & Tobago	600.0	—	600.0	300.0	—	300.0	—	—	—
Uruguay	914.5	80.2	994.7	958.4	85.8	1,044.2	814.3	121.0	935.3
Venezuela	3,514.1	—	3,514.1	3,285.5	—	3,285.5	3,320.8	—	3,320.8

	21,571.1	3,540.5	25,111.6	20,201.0	3,429.8	23,630.9	18,773.3	3,203.1	21,976.4

Fair value adjustments			(0.2)			(2.80)			0.7
Total			25,111.4			23,628.1			21,977.1

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies.” After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2018	2017	2016	2018	2017	2016
	(in USD millions)			(in USD millions)
Argentina	1,626.3	996.3	705.5	1,014.0	1,011.9	485.9
Bolivia	531.6	489.4	563.8	381.1	536.3	407.2
Brazil	1,475.6	1,253.0	1,370.6	620.9	2,535.7	1,725.9
Colombia	1,544.0	1,791.5	2,076.6	2,855.2	1,637.9	1,514.9
Ecuador	754.2	754.6	766.3	706.2	549.9	711.4
Panama	693.9	649.6	595.4	498.0	265.5	223.3
Paraguay	476.1	496.7	547.5	117.2	151.8	82.3
Peru	2,551.4	2,306.1	2,138.6	1,613.9	1,687.8	1,039.2
Trinidad & Tobago	300.2	0	300.1	300.2	300.0	0.0
Uruguay	890.3	660.6	958.5	112.4	186.8	325.0
Venezuela	600.3	500.5	541.2	528.6	129.8	524.9
Others(2)	2,219.3	2,361.2	1,848.2	1,729.3	1,218.1	1,385.6

Total	13,663.3	12,259.4	12,412.3	10,477.1	10,211.5	8,425.5

(1)	Includes short-term loans in the amounts of USD 6,546.2 million, USD 6,653.3 million and USD 4,909.5 million and for the years ended December 31, 2018, 2017 and 2016, respectively.
(2)	Loans outside the full member shareholder countries for the years ended December 31, 2018, 2017 and 2016.

As of December 31, 2018, the increase (decrease) of our loan portfolio by country compared to the year ended December 31, 2017 was as follows: Argentina, 11.5%; Bolivia, 3.2%; Brazil, (19.9)%; Colombia, 12.9%; Ecuador, 4.3%; Panama, 26.4%; Paraguay, 11.4%; Peru, (10.5)%; Uruguay, (4.7)%; and Venezuela, 7.0%. The growth of the loan portfolio reflects loan approvals as a result of higher demand from shareholder countries and our increased share of infrastructure financings in the region. Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled USD 1,334.3 million in 2018, compared to loans to associated shareholder countries holding Series “C” shares totaling USD 1,038.3 million and USD 952.1 million in 2017 and 2016, respectively.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2018, our loan portfolio outstanding was distributed by country and industry as follows:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela	Others(2)	Total by Sector	% of Total
	(in USD millions)
Agriculture, hunting and forestry	102.9	12.1	36.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	151.6	0.6%
Manufacturing industry	0.0	0.0	50.1	4.0	37.3	0.0	0.0	0.0	0.0	0.0	0.0	91.4	0.4%
Supply of electricity, gas and water	1,464.9	628.5	231.8	232.9	891.6	434.8	130.5	622.0	785.0	2,391.2	40.1	7,853.3	31.3%
Transport, warehousing and communications	1,041.3	1,585.3	1,042.4	392.4	852.7	847.8	205.5	622.9	193.7	318.5	185.4	7,288.0	29.0%
Financial intermediaries(1)	20.0	87.7	194.7	771.6	117.7	108.8	60.0	669.6	0.0	0.0	1,111.2	3,141.3	12.5%
Social and other infrastructure programs	939.6	248.0	55.4	1,439.5	1,668.8	316.1	70.2	125.2	0.0	804.3	806.6	6,473.6	25.8%
Other activities	9.1	1.1	83.5	0.0	18.7	0.0	0.0	0.0	0.0	0.0	0.0	226.41	0.9%

Total	3,577.7	2,562.9	1,694.5	2,840.3	3,586.8	1,707.4	466.2	2,039.7	978.7	3,514.1	2,143.3	25,111.6	100%

(1)	Multi-sectoral credit lines to public sector development banks, private banks and other institutions.
(2)	This column includes loans outside the full member shareholder countries at December 31, 2018.

Maturity of Loans

At December 31, 2018, our outstanding loans were scheduled to mature as follows:

	2019	2020	2021	2022	2023	2024-2034
	(in USD millions)
Principal amount	5,327.0	2,638.9	2,399.5	2,416.2	2,169.9	10,160.0

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2018:

Borrower	Amount	As a Percentage of Total Loan Portfolio
	(in USD millions)
Argentine Republic	3,410.9	13.6%
Bolivarian Republic of Venezuela	3,114.1	12.4%
Republic of Ecuador	2,913.3	11.6%
Plurinational State of Bolivia	2,454.6	9.8%
Republic of Colombia	1,715.1	6.8%
Republic of Panama	1,227.3	4.9%
Republic of Peru	989.5	3.9%
Republic of Trinidad and Tobago	600.0	2.4%
State of Rio de Janeiro	428.3	1.7%
Central Bank of Venezuela	400.0	1.6%

	17,253.1	68.7%

Selected Projects

Set out below are examples of projects approved by CAF during 2018 and the respective loan approval amounts. The selected projects represent a mix of our loan portfolio in the different sectors and activities in which we participate, including both public and private sector projects. They have been selected based on the relevance to each full member shareholder country and are representative of our lending activities in each such country.

Argentina

Argentine Republic/South Belgrano Railway, Phase II — USD 150.0 million loan to renovate a railway line that will improve train velocity and frequency.

Bolivia

Plurinational State of Bolivia/Program “More investment for water” Phase V — USD 77.0 million loan to continue the efforts in providing drinkable water and sanitation to the entire country.

Brazil

Sao Paulo State/Sao Paulo Metro; Line 1, Monorail system first section — USD 220.0 million loan for an urban transport project, specifically line 17 of the Metro of Sao Paulo.

Colombia

Republic of Colombia/Drinkable water and sanitation for the rural and urban areas of Buenaventura, Phase I — USD 76.0 million loan to rehabilitate and expand the aqueduct, sewage and waste treatment systems in Buenaventura.

Ecuador

District Municipality of Quito/Subway Project of Quito, Line 1 Second Financing — USD 152.0 million loan to complete the financing and construction of the Quito subway line 1 that will transport more than 400 thousand people a day.

Panama

Republic of Panama/National Program of investments for water and sanitation — Pronaisa — USD 200.0 million loan to improve the coverage and quality of the services that provide drinkable water to the cities of Panama and Colon as well as the sanitary and environmental conditions of the city of Chanquinola.

Paraguay

Republic of Paraguay/Maintenance and rehabilitation of the N° 9 National Road — USD 100.0 million loan for the reconstruction and maintenance of about 457 Km of the N° 9 National road and access to several localities bordering the road.

Peru

GR Taruca S.A.C/Windfarm projecto Duna — USD 10.0 million loan for a Windfarm project that will generate renewable energy in Ica.

Trinidad and Tobago

Republic of Trinidad and Tobago/Strategic support to consolidate fiscal management in the medium term — USD 300.0 million to support the design and implementation of the national budget in 2015 and 2020.

Uruguay

Development National Corporation/Road mobility Infrastructure Program for Department of Canelones — USD 20.0 million loan to support the mobility program for the rehabilitation and maintenance of road networks for the department of Canelones.

Venezuela

Bolivarian Republic of Venezuela/Support to the macroeconomic and liquidity risk of liabilities management — USD 500.0 million credit facility to provide liquidity to the Venezuelan Central Bank. Drawings under the facility are subject to certain conditions, including the absence of any overdue amounts owed to CAF by Venezuela or the Central Bank of Venezuela.

Other Activities

Treasury Operations

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2018, our liquid assets amounted to USD 13.0 billion of which 19.9% were invested in time deposits in financial institutions, 25.9% in commercial paper, 14.2% in corporate and financial institution bonds, 13.1% in certificates of deposit, 13.8% in U.S. Treasury Notes and 5.1% in other instruments.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our shareholders’

equity. At December 31, 2018, the carrying value of our equity investments totalled USD 459.7 million, representing 3.9% of our shareholders’ equity. At December 31, 2018, 82.3% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our total equity. The amount of credit guarantees outstanding was USD 165.3 million at December 31, 2018. Those credit guarantees represent 1.4% of our total equity and include guarantees issued for a public sector project in Bolivia, a public sector project in Peru and for several private sector companies that are operating in Argentina, Brazil, Mexico, Peru, Uruguay and Spain.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects, and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2018, we acted as fund administrator for several funds funded by third parties and by our shareholders, the net assets of which totaled USD 428.8 million at December 31, 2018. We have no residual interest in the net assets of the special funds.

Each year, the Stockholders’ Assembly of CAF approves a maximum amount to be contributed to Stockholders’ Special Funds during the fiscal year, which contributions are recognized as expenses.

In 2018, the Stockholders’ Assembly approved the contribution of up to a maximum amount of USD 92.0 million to some Stockholders’ Special Funds. Management was authorized to contribute to Stockholders’ Special Funds during the fiscal year 2018 and to recognize these contributions as expenses. The amount approved by the Stockholders’ Assembly in 2017 was USD 92.1 million. In 2018 and 2017, such contributions to these funds were USD 87.8 million and USD 92.1 million, respectively, and expensed as previously described. In 2016, such contribution to these funds was USD 68.0 million and accounted for as distributions from net income of 2015. These funds are not part of our accounts.

At December 31, 2018, the principal funds were the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprise, the Technical Cooperation Fund and the Human Development Fund.

Technical Cooperation Fund

At December 31, 2018, the Technical Cooperation Fund had a balance of USD 48.2 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than USD 100,000 each to facilitate the implementation of those projects.

Human Development Fund

At December 31, 2018, the Human Development Fund had a balance of USD 8.9 million. This fund is devoted to assisting projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2018, the Compensatory Financing Fund had a balance of USD 256.0 million. This fund was created to provide interest rate compensation of certain loans granted by us when a project providing social or developmental benefits is otherwise unable to sustain market interest rates. For more information, see Note 24 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.

Fund for the Development of Small and Medium Enterprises

At December 31, 2018, the Fund for the Development of Small and Medium Enterprises had a balance of USD 61.4 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. Our actual ratio on December 31, 2018 was 2.2 times stockholders’ equity.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve (a) loans of up to USD 75.0 million for sovereign credits, (b) loans of up to USD 50.0 million for private credits, (c) investments of up to USD 25.0 million in the case of equity investments, (d) investments of up to 1% of total liquid assets of any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 5% of the issuer’s total liquid assets, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 7% of the issuer’s total liquid assets, or (iii) the U.S. Treasury or the Bank for International Settlements, in which case our investment in notes, bills or bonds may be up to 50% of total liquid assets for each issuer), and (e) technical cooperation credits of up to USD 1.0 million. The Executive Committee of our Board of Directors or the Board of Directors itself may approve (a) loans of up to USD 150.0 million for sovereign credits, (b) loans of up to USD 80.0 million for private credits, (c) investments of up to USD 50.0 million for equity investments, (d) investments of up to 2.5% of the total liquid assets for any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 10% of the issuer’s total liquid assets, or (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 12% of the issuer’s total liquid assets), and (e) technical cooperation credits of up to USD 2.0 million. Loans and investments in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 25% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity. Additionally, the exposure to any individual private sector entity or to an economic group is limited to 2.35% and 3.5%, respectively, of our total loan portfolio.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. Notwithstanding the above, the aggregate total of outstanding loans in all such countries may not exceed 15% of our total loan portfolio.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium- and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2018, there were USD 124.3 million of loans overdue and USD 112.7 million of loans in non-accrual status. At December 31, 2017, there were USD 94.2 million of loans overdue and USD 138.7 million of loans in non-accrual status. For the years ended December 31, 2018 and 2017, there were USD 39.2 million and USD 19.2 million, respectively, of overdue interest or other charges in respect of non-accrual status loans excluded from net income.

For the year ended December 31, 2018, there were USD 22.0 million of loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us. Although some of our shareholder countries have restructured their sovereign debt obligations, we have never had to declare an event of default with respect to such countries’ debt obligations to CAF.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period.

	At December 31,
	2018	2017	2016
	(in USD millions)
Total loan portfolio	25,111.4	23,628.1	21,977.1
Overdue loan principal	124.3	94.2	7.5
Loans in non-accrual status	112.7	138.7	120.8
Loans written off during period	22.0	69.5	33.7
Allowance for loan losses	64.8	67.2	63.7
Troubled debt restructured	—	—	44.2
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.49%	0.40%	0.03%
Non-accrual loans as a percentage of loan portfolio	0.45%	0.59%	0.55%
Allowance for loan losses as a percentage of loan portfolio	0.26%	0.28%	0.29%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below, was as follows:

	At December 31,
	2018	2017	2016
	(in USD millions)
Within the shareholder countries:
Deposits	3,210.5	2,950.1	3,098.9
Borrowings	22.9	33.3	35.5
Bonds	660.1	286.9	225.6

	3,893.6	3,270.3	3,360.0
Outside the shareholder countries:
Commercial paper	641.3	1,770.7	2,112.7
Borrowings	1,266.6	1,376.8	1,389.6
Bonds	21,586.7	19,494.2	17,847.9

	23,494.6	22,641.7	21,350.2
		25,912.0	24,710.2
Variation effect between spot and original FX rate	(878.7)	(486.2)	(1,363.8)

Fair value adjustments on hedging activities	191.0	454.9	459.5

Origination costs	(19.2)	(24.0)	(27.5)

Total	26,756.2	25,856.7	23,778.4

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2018	2017	2016
	(in USD millions)
Term deposits:
Up to 1 year	3,210.5	2,950.1	3,098.9
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	641.3	1,770.7	2,112.7
Borrowings:
Up to 1 year	181.5	507.6	111.9
Between 1 and 3 years	547.6	324.7	698.6
Between 3 and 5 years	252.6	257.8	247.7
More than 5 years	307.8	320.0	366.8

	1,289.5	1,410.1	1,425.1
Bonds:
Up to 1 year	2,291.6	2,311.2	2,080.2
Between 1 and 3 years	7,061.4	5,262.3	4,657.3
Between 3 and 5 years	5,888.7	5,329.9	4,145.6
More than 5 years	7,080.1	6,877.6	7,190.4

	22,321.8	19,781.0	18,073.5
Totals:
Up to 1 year	6,324.9	7,539.6	7,403.7
Between 1 and 3 years	7,609.0	5,587.0	5,355.9
Between 3 and 5 years	6,141.3	5,587.7	4,393.3
More than 5 years	7,387.9	7,197.6	7,557.2

	27,463.1	25,911.9	24,710.2
Variation effect between spot and original FX rate	(878.7)	(486.2)	(1,363.8)
Fair value adjustments on hedging activities	191.0	454.9	459.5
Originating costs	(19.2)	(24.0)	(27.5)

Total	26,756.2	25,856.7	23,778.4

Our financial liabilities are primarily U.S. dollar-based: 51.4% of our total financial liabilities, or 98.3% of financial liabilities after swaps, were denominated in U.S. dollars at December 31, 2018. The principal amount of non-U.S. dollar financial liabilities outstanding at December 31, 2018 included 5,838.6 million Euros, 34,000.0 million Yen, 2,350.0 million Swiss Francs, 768,504.3 million Colombian Pesos, 5,877.0 million Hong Kong Dollars, 4,317.0 million Mexican Pesos, 177.0 million Peruvian Nuevos Soles, 4,200 million Norwegian Kroner, 192.0 million Turkish Lira, 590.0 million South African Rand, 1,315.0 million Australian Dollars, 220.2 million Brazilian Real, 1,034.1 million Indonesian Rupee, 2,138 million Indian Rupee and 40 million Canadian dollars; all of these non-U.S. dollar financial liabilities are swapped or otherwise hedged into U.S. dollars.

DEBT RECORD

We have never had an event of default declared with respect to the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. At December 31, 2018, 99.5% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, LIBOR floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral), at the time of entering into the swap agreement. At December 31, 2018, we were party to swap agreements with an aggregate notional amount of USD 22.7 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2018, the weighted average life of our financial assets was 3.6 years and the weighted average life of our financial liabilities was 4.6 years. Based on our asset and liability structure at December 31, 2017, we have a positive cumulative gap over a 10-year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more long-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2018, 99.9% of our assets and 51.4% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen, Hong Kong Dollar, Australian Dollar, Norwegian kroner, Turkish lire, South African rand and Swiss Francs, which liabilities were swapped. After swaps, 98.3% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the US dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our policy is that our total exposure on trade derivatives should not exceed 3% of liquid investments. See Note 19 (“Derivative Financial Instruments and Hedging Activities”) to our audited financial statements in this prospectus.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1) considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2) constitutes special funds for particular purposes;

(3) elects the Board of Directors according to the Constitutive Agreement;

(4) appoints external auditors;

(5) determines compensation for the Board of Directors and the external auditors; and

(6) may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1) increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2) dissolve CAF;

(3) change the headquarters of CAF when the Board of Directors so proposes; and

(4) consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 19 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1) establishing and directing our credit and economic policies;

(2) approving our budget;

(3) approving our borrowing limits;

(4) approving credits granted by us in excess of a specified limit;

(5) establishing or modifying internal regulations; and

(6) appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

As of the date of this prospectus, the Directors (and their Alternates) representing Series “A” shareholders are:

Argentina	Nicolás Dujovne (Felix Martin Soto)	Minister of Finance (Under Secretary of International Financial Relations from the Ministry of Economics and Public Finance)
Bolivia	Mariana Prado (Antonio Mullisaca)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Marcos Prado Troyjo (Erivaldo Alfredo Torres)	Vice-Minister of Foreign Trade and International Affairs — Ministry of Economy (Secretary of International Economic Affairs — Ministry of Economy)
Colombia	Alberto Carrasquilha (Jose Manuel Restrepo)	Minister of Finance and Public Credit (Minister of Commerce, Industry and Tourism)
Ecuador	Juan Carlos Jacome (Pablo Patiño)	President of the Board of Directors of Corporación Financiera Nacional (General Manager of Corporación Financiera Nacional)
Panama	Héctor Alexander (To be Appointed)	Minister of Economics and Finance
Paraguay	Benigno Lopez (Humberto Colmán)	Minister of Finance (Vice Minister of Economy)
Peru	Carlos Oliva (Betty Sotelo)	Minister of Economy and Finance (Vice Minister of Finance)
Trinidad and Tobago	Colm Imbert (Alvin Hilaire)	Minister of Finance (Governor of the Central Bank of Trinidad and Tobago)
Uruguay	Danilo Astori (Alberto Graña)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	Oswaldo Perez Cuevas	Vice Minister of Finance and Public Budget
	(Santiago Lazo Ortega)	(Vice Minister of Economic Planning)

As of the date of this prospectus, the Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Luis Arce Catacora (Sergio Cusicanqui)	Minister of Economy and Public Finance (Vice Minister of Treasury and Public Credit)
Colombia	Juan José Echavarría Soto	General Manager of Banco de la República
	(Gloria Alonso)	(Director of the National Planning Department)
Ecuador	Richard Martinez	Minister of Economy and Finance
	(Verónica Elizabeth Artola)	(General Manager of the Central Bank of Ecuador)
Peru	Carlos Linares	President of the Board of Directors of Corporación Financiera de Desarrollo (COFIDE)
	(Michel Canta)	(Vice Minister of Economy)
Venezuela	Xabier León	Executive Vice President of Banco de Desarrollo Económico y Social of Venezuela — BANDES
	(Vanessa Avendaño)	(Legal Consultant of Banco de Desarrollo Económico y Social of Venezuela — BANDES)
Private Financial Institutions	Maria Lorena Gutierrez (Angelo Caputi)	President of Corporación Financiera Colombiana S.A. (Executive President Banco de Guayaquil)

As of the date of this prospectus, the directors representing the Series “C” shareholders are Nadia Calviño, Minister of Economy and Enterprise for Spain and Arturo Herrera Gutiérrez, Secretary of Finance and Public Credit for Mexico. Their alternates are Donald Guerrero Ortiz, Minister of Finance for the Dominican Republic, and to be appointed, the Executive Vice President of Corporación de Fomento de la Producción (“CORFO”) for Chile, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Alberto Carrasquilla is the current Chairman until March 31, 2020.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and our Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

In December 2016, Luis Carranza Ugarte was elected Executive President of CAF for the next five-year period (April 2017 to March 2022). Previously, the Executive President was L. Enrique Garcia, who led the Institution for more than 25 years (December 1991 to March 2017). Mr. Carranza is a renowned Peruvian economist who served as the Minister of Economy and Finance in his country on two occasions. He also worked at the International Monetary Fund and was chief economist for Latin America and Emerging Markets for BBVA in Spain, among other positions. Prior to becoming the Executive President of CAF, he was the director of the Center of Competitiveness for Development of the San Martín de Porres University.

Officers

As of the date of this prospectus, the Executive Officers of CAF are:

Luis Carranza Ugarte	Executive President and Chief Executive Officer
Renny Lopez	Acting Executive Vice President
José Carrera	Vice President of Country Programs
Antonio Pinheiro Silveira	Vice President of Infrastructure
Jorge Arbache	Vice President of Private Sector
Gabriel Felpeto	Vice President of Finance and Chief Financial Officer
Julian Suarez	Vice President of Social Development
Elvira Lupo	Vice President of Administration
Pablo Sanguinetti	Vice President of Knowledge
Renny Lopez	Vice President of Risks
Octavio Rosselli	General Counsel
Maria Arliani	Controller

Employees

At December 31, 2018, we employed 602 professionals and 83 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Productive and Financial Sectors, Vice President of Social Development, Vice President of Administration, Vice President of Knowledge and Vice President of Risks are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff is paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers the relationship with our employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We have not independently verified this information.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the east, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13.2 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Trinidad & Tobago	Uruguay	Venezuela
Population (in millions)[1]
2017	44.27	11.05	209.29	49.07	16.62	4.10	6.81	32.17	1.37	3.46	31.98
2016	43.85	10.89	207.65	48.65	16.39	4.03	6.73	31.77	1.36	3.44	31.57
2015	43.42	10.72	205.96	48.23	16.14	3.97	6.64	31.38	1.36	3.43	31.16

GDP (USD in billions)[2]
2017	637.56	37.78	2,055.14	314.46	104.30	61.84	38.94	214.25	22.78	59.18	210.08
2016	554.11	34.19	1,793.31	282.75	99.94	57.82	36.05	194.54	22.66	52.69	236.12
2015	642.46	33.24	1,800.02	293.49	99.29	54.32	36.16	191.60	24.26	53.28	242.60

GDP per capita (USD)[2]
2017	14,463	3,413	9,896	6,380	6,217	15,089	5,600	6,732	16,638	16,942	6,890
2016	12,709	3,138	8,701	5,800	6,046	14,323	5,260	6,178	16,599	15,139	7,688
2015	14,895	3,099	8,803	6,089	6,099	13,663	5,353	6,150	17,834	15,366	7,923

Gross reserves (excluding gold) (USD in millions)[1]
2017	53,031	8,474	371,151	46,699	1,678	2,703	7,536	62,374	8,812	15,955	3,034
2016	36,323	8,487	362,505	45,962	3,781	3,847	6,579	60,524	9,923	13,468	3,265
2015	23,417	11,601	354,175	46,104	2,085	3,378	5,659	60,413	10,315	15,630	6,324

Customer price index growth2 3
2017	24.8	2.7	2.9	4.1	-0.2	0.5	4.5	1.4	1.3	6.6	2,818.2
2016	41.0	4.0	6.3	5.8	1.1	1.5	3.9	3.2	3.1	8.1	302.6
2015	27.8	3.0	10.7	6.9	3.4	0.3	3.1	4.4	1.6	9.4	159.7

Exports of Goods (f.o.b.) (USD in millions)[4]
2017	58,384	7,852	217,739	3,770	19,122	8,680	44,025	7,889	10,601	9,613	31,992
2016	57,733	7,082	185,235	31,045	16,798	8,502	36,310	6,964	11,195	8,579	29,394
2015	56,788	8,726	191,127	35,691	18,331	8,328	33,667	7,670	12,061	10,756	38,202

Import of Goods (f.o.b.) (USD in millions)[4]
2017	66,899	9,302	150,749	46,076	19,845	11,873	39,714	8,458	21,939	5,897	10,577
2016	55,610	8,427	137,552	44,831	16,189	9,753	36,148	8,137	20,935	6,038	15,541
2015	59,757	9,766	171,446	54,058	21,387	10,291	38,026	9,489	22,510	9,298	28,781

(1)	This information is extracted from the World Bank’s World Development Indicators (WDI).
(2)	Source: World Economic Outlook, International Monetary Fund.
(3)	End of period.
(4)	United Nations Department of Economic and Social Affairs of the United Nations, UN COMTRADE

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness, other than such obligations as may be preferred by provisions of law that are both mandatory and of general application. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of USD 1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of USD 1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)

printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than USD 1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)

a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)

a failure to pay any amount in excess of USD 100,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)

the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of USD 100,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Redemption for Tax Reasons

The debt securities may be redeemed at our option in whole, but not in part:

(i)	at any time (if floating rate note provisions are not specified in the accompanying prospectus supplement as being applicable); or

(ii)	on any interest payment date (if floating rate note provisions are specified in the accompanying prospectus supplement as being applicable),

on giving not less than 30 nor more than 60 days’ notice to the holders of the debt securities (which notice shall be irrevocable), at the principal amount of such debt securities or such other amount as may be specified in, or determined in accordance with, the accompanying pricing supplement, together with interest accrued (if any) to the date fixed for redemption, if:

(A)

we have or will become obliged to pay additional amounts as provided or referred to in “— Additional Payments by CAF” as a result of any change in, or amendment to, the laws or regulations of any of the full member shareholder countries or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first tranche of the debt securities; and

(B)	such obligation cannot be avoided by us taking reasonable measures available to us,

provided, however, that no such notice of redemption shall be given earlier than:

(1)

where the debt securities may be redeemed at any time, 90 days prior to the earliest date on which we would be obliged to pay such additional amounts if a payment in respect of the debt securities were then due; or

(2)

where the debt securities may be redeemed only on an interest payment date, 60 days prior to the interest payment date occurring immediately before the earliest date on which we would be obliged to pay such additional amounts if a payment in respect of the debt securities were then due.

Prior to the publication of any notice of redemption pursuant to this section, we shall deliver to the fiscal agent (A) a certificate signed by two authorized officers of us stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of us so to redeem have occurred and (B) an opinion of independent legal advisers of recognized standing to the effect that we have or will become obliged to pay such additional amounts as a result of such change or amendment. Upon the expiration of any such notice as is referred to in this section, we shall be bound to redeem the debt securities in accordance with this section.

Additional Payments by CAF

All payments of principal and interest in respect of the debt securities by or on behalf of us will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any of the full member shareholder countries or any political subdivision therein or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as will result in receipt by the holder of debt securities after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any debt securities presented for payment:

(1)

by or on behalf of a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)

if such withholding or deduction may be avoided by a holder of a debt security of any series complying with a request of us relating to any certification, identification or other reporting concerning its nationality, residence, identity or connection with any full member shareholder country if the holder is able to comply with the request without undue hardship and we have provided the notice in writing at least 60 days before such information is required to be provided by the holder; or

(3)

more than 30 days after the Relevant Date, except to the extent that the holder of such debt security of any series would have been entitled to such additional amounts on presenting such debt security for payment on the last day of such period of 30 days; or

(4)

if such withholding or deduction is imposed or required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

Any reference in this section to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this section.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices.”

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)

reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that CAF deems necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first-class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities, provided that any new debt securities would be treated as fungible with the original debt securities for United States federal income tax purposes. If such additional notes are not fungible with the original debt securities for United States federal income tax purposes, the additional notes will be issued under a separate CUSIP number.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, other than such obligations as may be preferred by provisions of law that are both mandatory and of general application, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF.”

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells debt securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will not be treated as issued with original issue discount (“OID”) that is equal to or greater than the applicable de minimis threshold (“OID Securities”), and that all principal and interest payments on the debt securities will be denominated in United States dollars. This discussion also assumes that the debt securities are not treated as contingent payment debt instruments for United States federal income tax purposes. The United States federal income tax consequences of owning OID Securities, debt securities denominated in a currency other than United States dollars, and debt securities treated as contingent payment debt instruments will be discussed in an applicable prospectus supplement.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. A person is a United States holder if it is a beneficial owner of a debt security and it is, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This subsection does not apply to persons who are not United States holders. Such persons should refer to “Non-United States Holders” below.

Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

The debt securities may be issued with a de minimis amount of OID. While a United States holder is generally not required to include de minimis OID in income prior to the sale or maturity of the debt securities, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the debt securities in income no later than the time upon which they include such amounts in income on their financial statements. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this rule.

Interest paid by CAF on the debt securities is income from sources outside the United States and will generally be “passive” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your debt security. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the debt securities.

Non-United States Holders

This subsection describes the tax consequences to a Non-United States holder. The discussion below does not address the tax consequences to a Non-United States holder of an investment in a debt security that references directly or indirectly the performance of United States equities. The tax treatment of any such debt securities will be discussed in the applicable prospectus supplement. You are a Non-United States holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a Non-United States holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•

derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a Non-United States holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Foreign Account Tax Compliance Withholding

Certain non-United States financial institutions must comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders to avoid becoming subject to withholding on certain payments. We and other non-United States financial institutions may accordingly be required to report information to the Internal Revenue Service (“IRS”) regarding the holders of debt securities and to withhold on a portion of payments under the debt securities to certain holders that fail to comply with the relevant information reporting requirements (or hold debt securities directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. Moreover, such withholding would only apply to debt securities issued at least six months after the date on which final regulations defining the term “foreign passthru payment” are enacted. Holders are urged to consult their own tax advisors and any banks or brokers through which they will hold debt securities as to the consequences (if any) of these rules to them.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on a debt security within the United States, and the payment of proceeds to you from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-United States holder, you are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of payments of principal and interest made within the United States and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States, or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

We may offer the securities of any series to present holders of other securities of CAF as consideration for the purchase or exchange by CAF of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements as of and for the years ended December 31, 2018, 2017 and 2016 included in this Prospectus and the effectiveness of internal control over financial reporting, have been audited by Lara Marambio & Asociados, independent auditors, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries,” is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Antonio Recine
Name: Antonio Recine
Title: Director of Financial Policies and International Issues

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Contents

Management’s Report on the Effectiveness of Internal Control over Financial Reporting

Corporación Andina de Fomento (“CAF”)’s internal control over financial reporting is a process effected by those in charge of governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United Stated of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

The Management of CAF is responsible for designing, implementing and maintaining effective internal control over financial reporting. Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, CAF’s Management concluded that CAF’s internal control over financial reporting is effective as of December 31, 2018.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CAF’s financial statements as of December 31, 2018, have been audited by an independent accounting firm, which has also issued an independent auditors’ report on CAF’s internal control over financial reporting. The audit report, which is included in this document, expresses an unmodified opinion on CAF’s internal control over financial reporting as of December 31, 2018.

/s/ Luis Carranza Ugarte	/s/ Elvira Lupo de Velarde
Executive President	Vice-President of Administration

/s/ Franca Capobianco
Acting Accounting Director

February 15, 2019

Torre CAF, Av. Luis Roche, Altamira, Caracas, Venezuela. Telf. +58 (212) 209 2111 www.caf.com

Lara Marambio & Asociados RIF J-00327665-0 Torre B.O.D., Piso 21 Av. Blandin, La Castellana Caracas 1060—Venezuela Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the internal control over financial reporting of Corporación Andina de Fomento (CAF) as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Responsibility for Internal Control over Financial Reporting

CAF’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on the CAF’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Corporación Andina de Fomento (CAF) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Financial Statements

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements of CAF as of and for the years ended December 31, 2018, 2017 and 2016, and our report dated February 15, 2019, expressed an unmodified opinion on those financial statements.

/s/ Deloitte

February 15, 2019

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and Independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Lara Marambio & Asociados RIF J-00327665-0 Torre B.O.D., Piso 21 Av. Blandin, La Castellana Caracas 1060—Venezuela Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Financial Statements

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the accompanying financial statements of Corporación Andina de Fomento (CAF), which comprise the balance sheets as of December 31, 2018, 2017 and 2016, and the related statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2018, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the CAF’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2019, expressed an unmodified opinion on the CAF’s internal control over financial reporting.

/s/ Deloitte

February 15, 2019

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and Independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets

As of December 31, 2018, 2017 and 2016

(In thousands of U.S. dollars)

	NOTES	2018	2017	2016
ASSETS
Cash and due from banks		127,355	61,294	72,403
Deposits with banks		2,594,312	2,001,766	1,652,367

Cash and deposits with banks	3	2,721,667	2,063,060	1,724,770

Marketable securities:
Trading	4 and 20	9,654,956	9,194,991	9,267,953
Other investments	5	658,750	1,453,869	996,554
Loans (US$ 74,402, US$ 49,007 and US$ 37,196 at fair value as of December 31, 2018, 2017 and 2016)	6 and 20	25,111,387	23,628,073	21,977,081
Less loan commissions, net of origination costs		102,823	97,530	95,682
Less allowance for loan losses	6	64,848	67,225	63,749

Loans, net		24,943,716	23,463,318	21,817,650

Accrued interest and commissions Receivable		523,098	427,702	345,115
Equity investments	7	459,667	433,025	386,051
Derivative financial instruments	19 and 20	184,805	532,668	118,353
Property and equipment, net	8	106,046	90,415	75,200
Other assets	9	761,542	452,518	937,342

TOTAL		40,014,247	38,111,566	35,668,988

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	10	3,210,545	2,950,143	3,098,883
Commercial paper	11	641,295	1,770,676	2,112,717
Borrowings (US$ 470,220, US$ 550,563 and US$ 535,514 at fair value as of December 31, 2018, 2017 and 2016), net	12 and 20	1,284,269	1,417,265	1,421,466
Bonds (US$ 21,461,610, US$ 19,559,372 and US$ 16,740,167 at fair value as of December 31, 2018, 2017 and 2016), net	13 and 20	21,620,093	19,718,627	17,145,306
Accrued interest payable		394,233	314,660	281,058
Derivative financial instruments	19 and 20	876,784	553,594	1,021,292
Accrued expenses and other liabilities	14	123,628	264,865	114,622

Total liabilities		28,150,847	26,989,830	25,195,344

STOCKHOLDERS’ EQUITY:	16 and 17
Subscribed capital		7,989,620	7,987,370	7,219,455
Less callable capital portion		1,589,660	1,589,660	(1,589,660)
Less capital subscriptions receivable		1,233,240	1,413,415	(846,250)

Paid-in capital		5,166,720	4,984,295	4,783,545

Additional paid-in capital		3,595,133	3,259,471	2,890,091
Reserves		2,877,970	2,801,571	2,678,853
Accumulated other comprehensive income		—	—	(1,563)
Retained earnings		223,577	76,399	122,718

Total stockholders’ equity		11,863,400	11,121,736	10,473,644

TOTAL		40,014,247	58,111,566	35,668,988

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

(In thousands of U.S. dollars)

	NOTES	2018	2017	2016
Interest income:
Loans	2 (f)	1,028,928	798,295	666,548
Investments and deposits with banks	2 (e), 3 and 4	239,909	162,908	108,144
Loan commissions	2 (f)	41,337	40,822	38,768

Total interest income		1,310,174	1,002,025	813,460

Interest expense:
Bonds		715,186	517,955	397,755
Deposits		47,538	34,011	17,057
Commercial paper		15,535	25,265	18,366
Borrowings		43,302	32,115	27,278
Commissions		9,594	12,241	10,591

Total interest expense		831,155	621,587	471,047

Net interest income		479,019	380,438	342,413
Provision for loan losses	6	13,192	69,902	38,270

Net interest income, after provision for loan losses		465,827	310,536	304,143

Non-interest income:
Other commissions		2,581	3,264	3,784
Dividends and equity in earnings of investees	7	8,922	9,523	15,155
Unrealized changes in fair value related to equity investment	7	13,691	—	—
Other income		4,698	3,171	32,662

Total non-interest income		29,892	15,958	51,601

Non-interest expenses:
Administrative expenses	23	158,288	150,135	140,973
Impairment charge for equity investments	7	21,991	11,000	9,200
Other expenses		4,537	1,197	1,404

Total non-interest expenses		184,816	162,332	151,577

Income before unrealized changes in fair value related to financial instruments and contributions to Stockholders’ Special Funds		310,903	164,162	204,167
Unrealized changes in fair value related to financial instruments	21	504	4,301	(13,449)

Income before contributions to Stockholders’ Special Funds		311,407	168,463	190,718
Contributions to Stockholders’ Special Funds	24	87,830	92,064	68,000

Net income		223,577	76,399	122,718
Other comprehensive income:
Unrecognized changes in assets/ liabilities under benefit pension plan	15 and 17	—	—	(1,563)
Amortization of defined benefit pension items	15 and 17	—	1,563	571

Total comprehensive income		223,577	77,962	121,726

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of U.S. dollars)

	NOTE	Paid-in capital	Additional paid-in capital	Reserves			Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity
				General reserve	Article 42 of the constitutive agreement	Total reserves
BALANCES AT DECEMBER 31, 2015		4,491,275	2,354,537	2,136,023	465,200	2,601,223	(571)	77,630	9,524,094
Capital increase	16	292,270	535,554	—	—	—	—	—	827,824
Capitalization of Additional paid - in capital	16	—	—	—	—	—	—	—	—
Net income	16	—	—	—	—	—	—	122,718	122,718
Appropriated for general reserve	16	—	—	69,830	—	69,830	—	(69,830)	—
Appropriated for reserve pursuant to Article 42 of by-laws		—	—	—	7,800	7,800	—	(7,800)	—
Other comprehensive income	17	—	—	—	—	—	(992)	—	(992)

BALANCES AT DECEMBER 31, 2016		4,783,545	2,890,091	2,205,853	473,000	2,678,853	(1,563)	122,718	10,473,644
Capital increase	16	200,750	369,380	—	—	—	—	—	570,130
Net income	16	—	—	—	—	—	—	76,399	76,399
Appropriated for general reserve	16	—	—	110,218	—	110,218	—	(110,218)	—
Appropriated for reserve pursuant to Article No 42 of the Constitutive Agreement	16	—	—	—	12,500	12,500	—	(12,500)	—
Other comprehensive income	17	—	—	—	—	—	1,563	—	1,563

BALANCES AT DECEMBER 31, 2017		4,984,295	3,259,471	2,316,071	485,500	2,801,571	—	76,399	11,121,736
Capital increase	16	182,425	335,662	—	—	—	—	—	518,087
Net income	16	—	—	—	—	—	—	223,577	223,577
Appropriated for general reserve	16	—	—	68,699	—	68,699	—	(68,699)	—
Appropriated for reserve pursuant to Article No 42 of the Constitutive Agreement	16	—	—	—	7,700	7,700	—	(7,700)	—

BALANCES AT DECEMBER 31, 2018		5,166,720	3,595,133	2,384,770	493,200	2,877,970	—	223,577	11,863,400

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of U.S. dollars)

	NOTE	2018	2017	2016
OPERATING ACTIVITIES:
Net income		223,577	76,399	122,718
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized gain on trading securities	4	(1,750)	(1,332)	4,260
Amortization of loan commissions, net of origination costs		(16,406)	(15,822)	(15,261)
Provision for loan losses	6	13,192	69,902	38,270
Impairment charge for equity investments	7	21,991	11,000	9,200
Unrealized changes in fair value related to equity investment	7	(13,691)	—
Equity in earnings of investees		(3,436)	(4,175)	-4,790
Amortization of deferred charges		6,120	5,082	5,360
Depreciation of property and equipment	8	6,005	5,767	5,682
Provision for employees’ severance benefits		13,080	12,645	11,581
Provision for employees’ savings plan		1,121	1,197	1,367
Unrealized changes in fair value related to financial instruments		(504)	(4,301)	13,449
Net changes in operating assets and liabilities:
Severance benefits paid or advanced		(12,124)	(10,874)	(6,755)
Employees’ savings plan paid or advanced		(3,769)	(2,963)	(771)
Trading securities, net		(445,068)	73,409	(2,492,444)
Interest and commissions receivable		(95,399)	(83,018)	(41,180)
Other assets		(309,024)	484,824	(445,963)
Amortization of deferred charges		(6,120)	(5,082)	(5,360)
Conciliación margen colateral		318,409	(487,356)	449,541
Trade date		—	—	(2,876)
Other assets		3,265	(7,614)	(4,658)
Accrued interest payable		79,572	33,601	31,523
Accrued expenses and other liabilities		(148)	12,591	7,177

Total adjustments and net changes in operating assets and liabilities		(447,949)	95,095	(2,466,213)

Net cash (used in) provided by operating activities		(224,372)	171,494	(2,343,495)

INVESTING ACTIVITIES:
Purchases of other investments	5	(2,315,421)	(3,667,575)	(3,477,421)
Maturities of other investments	5	3,110,541	3,210,260	3,667,153
Loan origination and principal collections, net	6	(1,475,133)	(1,703,184)	(1,560,635)
Equity investments, net	7	(31,506)	(53,799)	(62,071)
Property and equipment, net	8	(21,636)	(20,982)	(7,959)

Net cash used in investing activities		(733,155)	(2,335,280)	(1,440,933)

Carried forward,		(957,527)	(2,063,786)	(3,784,428)

Brought forward,		(957,527)	(2,063,786)	(3,784,428)

FINANCING ACTIVITIES:
Net increase (decrease) in deposits		260,402	(148,740)	398,635
Proceeds from commercial paper		2,629,208	3,864,251	4,925,553
Repayment of commercial paper		(3,758,589)	(4,206,292)	(5,402,711)
Net (increase) decrease in derivative-related collateral		(457,805)	626,566	(449,354)
Proceeds from issuance of bonds		4,900,589	3,809,731	3,961,421
Repayment of bonds		(2,355,306)	(2,098,519)	(1,557,104)
Proceeds from borrowings		169,699	141,804	272,352
Repayment of borrowings		(290,151)	(156,855)	(273,949)
Proceeds from issuance of shares		518,087	570,130	827,824

Net cash provided by financing activities		1,616,134	2,402,076	2,702,667

NET INCREASE IN CASH AND DEPOSITS WITH BANKS		658,607	338,290	(1,081,761)
CASH AND DEPOSITS WITH BANKS AT BEGINNING OF THE YEAR		2,063,060	1,724,770	2,806,531

CASH AND DEPOSITS WITH BANKS AT END OF THE YEAR		2,721,667	2,063,060	1,724,770

SUPPLEMENTAL DISCLOSURE:
Interest paid during the period		727,661	561,366	417,009

NON-CASH FINANCING ACTIVITIES:
Changes in derivative financial instruments assets		347,863	(414,315)	97,156

Changes in derivative financial instruments liabilities		323,190	(467,698)	213,195

See accompanying notes to the financial statements

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its Constitutive Agreement. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “C” stockholder countries are: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. In addition, there are 13 banks which are Series “B” stockholders. CAF is headquartered in Caracas and has offices in Asuncion, Bogota, Brasilia, Buenos Aires, Mexico City, Panama City, La Paz, Lima, Madrid, Montevideo, Port of Spain and Quito.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping stockholder countries diversify their economies and become more competitive and responsive to social needs.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF’s policies and strategies.

CAF raises funds to finance its operations from sources both within and outside its stockholder countries.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.

Financial statement presentation – The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles with the U.S. dollar as the functional currency.

b.

Use of estimates – The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet, as well as the amounts reported as revenues and expenses during the corresponding reporting period. The most important estimates related to the preparation of the accompanying financial statements refer to estimating the allowance for loan losses and valuation and classification at fair values of financial instruments, among others. Management believes these estimates are adequate. Actual results could differ from those estimates.

c.

Transactions denominated in other currencies – Transactions denominated in currencies other than U.S. dollars are converted into U.S. dollars at exchange rates prevailing in international markets on the dates of the transactions. Currency balances other than U.S. dollars are converted into U.S. dollars at year-end exchange rates. Any foreign exchange gains or losses, including related hedge effects, are included in the statements of comprehensive income.

d.	Cash and deposits with banks – Cash and deposits with banks comprised of cash, due from banks and short-term deposits with banks with an original maturity of three months or less.

e.

Marketable securities – CAF classifies its investments, according to management intention, as trading marketable securities, which are recorded on the trade date. Trading marketable securities are mainly bought and held with the purpose of selling them in the short term. Trading marketable securities are recorded at fair value. Gains and losses from sales of trading marketable securities and changes in the fair value of trading marketable securities are included in interest income of investments and deposits with banks in the statements of comprehensive income.

f.

Loans – CAF grants short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities, both to public and private entities, for development and integration programs and projects in stockholder countries.

For credit risk purposes, CAF classifies its loan portfolio as follow:

Sovereign loans – Include loans granted to national, regional or local governments or decentralized institutions and other loans fully guaranteed by national governments.

Non-sovereign loans – Include loans granted to corporate and financial sectors (public and private sectors), among others, which are not guaranteed by national governments.

Loans are carried at their outstanding principal balances less: (i) write-offs, (ii) the allowance for loan losses, and (iii) loan commission fees received upon origination net of certain direct origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as interest income—loan commissions in the statements of comprehensive income.

The accrual for interest on loans is discontinued at the time a private sector loan is 90 days delinquent or a public sector loan is 180 days delinquent unless the loan is well-secured and in process of collection.

Interest accrued but not collected for loans that are placed on non-accrual status is reversed against interest income. The interest on non-accrual loans is accounted for on a cash-basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Non-accrual loans are considered impaired loans. Factors considered by management in determining impaired loans are payment status and the probability of collecting scheduled principal and interest payments when due.

Loan losses, partial or total, are written off against the allowance for loan losses when management confirms the uncollectibility of a loan balance. Subsequent recoveries on written off loans, if any, will be credited to the allowance for loan losses.

CAF maintains risk exposure policies to avoid concentrating its loan portfolio in any one country or economic group, which might be affected by market situations or other circumstances. For this purpose, CAF uses certain measurement parameters, such as: CAF’s stockholders’ equity, total loan portfolio, exposure to economic groups from public and private sectors, among others. CAF reviews, on a semi-annual basis, the credit risk rating of its loans and classifies the risk into the following categories:

(i)	Satisfactory-excellent – Extremely strong capacity to meet financial commitments.

(ii)	Satisfactory-very good – Strong capacity to meet financial commitments, not significantly vulnerable to adverse economic conditions.

(iii)	Satisfactory-adequate – Adequate capacity to meet financial commitments, but more vulnerable to adverse economic conditions.

(iv)	Watch – Acceptable payment capacity however some indicators and elements require special attention otherwise they could result in impairment.

(v)	Special mention – More vulnerable to adverse economic conditions but currently has the capacity to meet financial commitments.

(vi)	Sub-standard – Currently vulnerable and dependent on favorable economic conditions to meet financial commitments.

(vii)	Doubtful – Currently highly vulnerable.

(viii)	Loss – Payment default on financial commitments.

g.

Troubled debt restructuring – A restructuring of a loan constitutes a troubled debt restructuring if CAF for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.

The concession granted by CAF may include the modifications or renegotiation to the contractual terms of the loans such as interest rate reductions, restatement of future cash flows, extension of loan terms, and other modifications in order to minimize possible economic losses.

Loans whose terms are modified in a troubled debt restructuring, generally, are identified as impaired. CAF’s management evaluates the compliance with the new terms of the restructured loan for a reasonable period to calculate specific allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status.

h.	Allowance for loan losses – The allowance for loan losses is maintained at a level CAF believes to be adequate to absorb losses inherent in the loan portfolio at the date of the financial statements.

For purposes of determining the allowance for loan losses, CAF management classifies its portfolio for credit risk purposes into sovereign and non-sovereign. The allowance for loan losses is estimated considering the credit risk exposure, default probability and loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period.

The allowance for loan losses on sovereign loans is collectively evaluated and established by CAF based on the individual long-term foreign currency debt rating applicable to the borrower countries, which is determined using the average rating of three recognized international credit rating agencies at the date of each of the balance sheet presented. The long-term foreign currency debt rating considers a default probability. Given CAF’s status as a de facto preferred creditor and the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, a correction factor is used reflecting a lower default probability – usually equivalent to three levels the average rating referred above.

For the non-sovereign loans, the allowance for loan losses is individually evaluated and calculated by considering CAF’s internal rating of each borrower, using the probability of default corresponding to the average of the equivalent categories of the international risk-rating agencies.

For those cases where the category equivalent to the rating of a given borrower determined in accordance with any of the international risk-rating agencies is higher than the risk rating in local currency of the country corresponding to such borrower, or if for any reason there is no risk rating, the risk rating in local currency of such country determined by international average risk-rating agencies will be used.

A specific allowance for loan losses is individually evaluated and established by CAF for impaired loans. A loan is considered as impaired when, based on currently available information and events, it is probable that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate.

i.

Equity investments – CAF invests in equity securities of companies and funds in strategic sectors, with the objective of promoting the development of such companies and funds and their participation in the securities markets and to serve as a catalyst in attracting resources to stockholder countries.

If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist when CAF holds an ownership interest in the voting stock of an investee between 20% and 50%, the equity investments are accounted for using the equity method. Under the equity method, the carrying amount of the equity investment is adjusted to reflect CAF’s proportionate share of earnings or losses, dividends received and certain transactions of the investee Company.

For the year ended December 31, 2017 and 2016, investments representing less than 20% of the voting rights of the investee are recorded using the cost method.

During the year ended December 31, 2018, CAF prospectively adopted the policy of subsequent measurement for these investments in equity securities without readily determinable fair value, as follows:

(i)

Direct investments in equity securities of companies, (a) previously accounted for at cost without a readily determinable fair value and (b) that do not qualify for the net asset value practical expedient to estimate fair value, are accounted for at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

(ii)	Equity investments in funds without readily determinable fair value, previously accounted for at cost, CAF has applied the net asset value practical expedient to estimate fair value.

The dividends received from equity investments accounted for at fair value (2018) and cost (2017 and 2016), are recognized as income.

j.

Property and equipment, net – Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged directly to the statements of comprehensive income for the year as incurred, while improvements and renewals are capitalized. Depreciation is calculated using the straight-line method, and charged to the statements of comprehensive income over the estimated useful life of assets.

The estimated useful life for assets is as follows:

Buildings	30 years
Building improvements	15 years
Leasing building improvements	Term of leasing contract
Furniture and equipment	2 to 10 years
Vehicles	5 years

k.	Other assets – Other assets mainly include the following (Note 2e):

Derivative-related collateral – CAF receives or posts collateral from or to individual swap and futures counterparties in the form of cash to mitigate its credit exposure to these counterparties. It is the policy of CAF to restrict and invest collateral received from swap and futures counterparties for fulfilling its obligations under the collateral agreement. CAF records cash collateral received in other assets with a corresponding obligation to return the cash collateral received in accrued expenses and other liabilities. Cash collateral posted to swap and futures counterparties, under the collateral agreement, are recorded in other assets.

Intangible assets – Include software investments which are reported at cost less accumulated amortization. The amortization is calculated with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

l.

Impairment – A financial asset is considered impaired and an impairment loss is recognized only if there are circumstances that indicate impairment as a result of one or more events (“loss events”) that have occurred after recognition of the financial asset.

m.	Deposits and commercial paper – Deposits and commercial paper are recorded at amortized cost.

n.

Borrowings – The borrowings account includes those obligations to local or foreign financial institutions and commercial banks, which are recorded at amortized cost, except for some borrowings that are designated a fair value hedge or as an economic hedge. The up-front costs and fees related to the issuance of borrowings recorded at amortized cost are deferred and reported in the balance sheet as a direct deduction from the face amount of borrowings and amortized during the term of the borrowings as interest expense. The up-front cost and fees related to borrowing that are designated a fair value hedge or as an economic hedge, are recognized in the statement of comprehensive income when they occur.

o.	Bonds – Medium and long-term bond issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded as follows:

•

Bonds denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these bonds, as well as the related bond’s up-front costs and fees, are recognized in the statements of comprehensive income when they occur. CAF enters into cross-currency and interest rate swaps to economically hedge the interest rate and foreign exchange risks related with these bonds.

•

Bonds denominated in US$ are recognized at fair value. The interest rate risk on US$ denominated bonds is hedged using interest rate swaps, and such interest rate swaps are designated as part of fair value hedge accounting relationships assuming no hedge ineffectiveness (the “shortcut method”). The related bond’s up-front costs and fees are deferred and reported in the balance sheet as a direct deduction from the face amount of the bonds, and amortized during the term of the bonds as interest expense.

Partial repurchases of bond issuances result in the derecognition of the corresponding liabilities. The difference between the repurchase price and the bond’s carrying amount is recognized as income/loss for the year.

p.

Employees’ severance benefits – Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the applicable labor law of the member countries. The accrual for employee severance benefits is presented as part of “labor benefits” account under “Accrued expenses and other liabilities” caption.

Under CAF’s employee policies, employees earn a severance benefit equal to five days of salary per month, up to a total of 60 days per year of service. From the second year of service, employees earn an additional two day salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary per year. Severance benefits are recorded in the accounting records of CAF and interest on the amounts owed to employees are paid annually.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional severance benefit of one month of salary per year of service.

q.

Pension plan – In March 2005, CAF established a defined benefit plan (the Plan), which is mandatory for all employees hired on or after the establishment of the Plan and voluntary for all other employees. The Plan’s benefits are calculated based on years of service and the average salary of the three consecutive years in which the employee received the highest salary. CAF periodically updates the benefit obligations considering actuarial assumptions.

r.

Derivative financial instruments and hedging activities – CAF records all derivative financial instruments on the balance sheet at fair value, regardless of the purpose or intent for holding them. For derivative contracts for which hedge accounting is intended to apply, CAF designates the derivative financial instrument as a fair value hedge on the date the derivative contract is entered into. CAF formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking the derivative financial instruments that are designated as fair value hedge to specific assets and liabilities on the balance sheet, or to specific firm commitments. CAF’s policy is not to enter into derivative financial instruments for speculative purposes. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values of the hedged items.

Changes in the fair value of highly effective derivative financial instruments considered hedges from an accounting perspective (fair value hedge) are recognized in the balance sheet. The ineffective portion of the change in fair value for a hedged derivative is recognized in the statements of comprehensive income.

Certain derivative financial instruments, although considered to be an effective hedge from an economic perspective (economic hedge), have not been designated as a hedge for accounting purposes. The changes in the fair value of such derivative financial instruments are recognized in the statements of comprehensive income, concurrently with the change in fair value of the underlying assets and liabilities.

CAF discontinues hedge accounting prospectively upon determining that the derivative financial instrument is no longer effective in offsetting changes in the fair value of the hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that the designation of the derivative financial instrument as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative financial instrument no longer qualifies as an effective fair value hedge, CAF continues to carry the derivative financial instrument on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all situations in which hedge accounting is discontinued, CAF continues to carry the derivative financial instrument at its fair value on the balance sheet, and recognizes any changes in its fair value in the statements of comprehensive income.

s.

Fair value of financial instruments and fair value measurements – An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

t.

Guarantees – CAF provides guarantees on loans originated by third parties to support projects located within a stockholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers partial credit guarantees with the intention of sharing the risk with private lenders or holders of securities. CAF’s responsibility is limited to paying up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the period covered by the guarantee.

u.

Provision for guarantees losses – Provision for guarantees is maintained at a level CAF believes adequate to absorb probable losses inherent to the guaranteed loans originated by third parties as of the date of the financial statements. Guaranteed loans are classified as either sovereign or non-sovereign. Provision for guarantees is estimated by CAF considering the credit risk exposure, default probability and loss given default. Provision for sovereign guarantees losses is based on the individual long-term foreign currency debt rating of the guarantor countries (“country risk rating”) considering the weighted average rating of three recognized international risk rating agencies at the date of the financial statements preparation. These country risk ratings have associated default probability. Given CAF’s status as a de facto preferred creditor, arising from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with CAF, and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, a factor that reflects a lower default probability – usually equivalent to three levels up in this weighted average rating is used. For non-sovereign guarantees, the provision is determined by considering the CAF internal rating of each client and the weighted average rating of the aforementioned agencies.

The provision for guarantees losses, are reported as other liabilities.

v.	Recent accounting pronouncements –

Recently adopted accounting pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this ASU also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this ASU eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This ASU was adopted prospectively by CAF on January 1, 2018, and such adoption did not have a material impact on its financial statements. The effects of adopting this ASU are disclosed in Notes 7 and 20.

Recent accounting pronouncements applicable –

ASU 2016-13, Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13. Financial Instruments – Credit Losses, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. The ASU eliminates the probable initial recognition threshold in current guidance and, instead, requires an entity to reflect its current estimate of all expected credit losses. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. This ASU will be effective for CAF in 2020.

ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs / Premium Amortization on Purchased Callable Debt Securities

In March 2017, the FASB issued the ASU 2017-08 Receivables – Nonrefundable Fees and Other Costs / Premium Amortization on Purchased Callable Debt Securities. The amendments in this update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. This ASU will be effective for CAF in 2019. CAF does not expect the ASU to have a material impact on its financial statements.

ASU 2017-12, Derivatives and Hedging / Targeted Improvements to Accounting for Hedging Activities and ASU 2018-16, Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes

In August 2017, the FASB issued the ASU 2017-12 Derivatives and Hedging / Targeted Improvements to Accounting for Hedging Activities. The amendments in this Update more closely align the results of cash flow and fair value hedge accounting with risk management activities through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements. The amendments address specific limitations in current GAAP by expanding hedge accounting for both nonfinancial and financial risk components and by refining the measurement of hedge results to better reflect an entity’s hedging strategies. Thus, the amendments will enable an entity to report more faithfully the economic results of hedging activities for certain fair value and cash flow hedges and will avoid mismatches in earnings by allowing for greater precision when measuring changes in fair value of the hedged item for certain fair value hedges.

On October 25, 2018, the FASB issued the ASU 2018-16,11 which amends ASC 815 to add the Overnight Index Swap (OIS) rate based on the secured overnight financing rate as a fifth U.S. benchmark interest rate. The other four eligible benchmark interest rates under ASC 815 are:

•	Interest rates on direct Treasury obligations of the U.S. government.

•	The LIBOR swap rate.

•	The OIS Rate based on the Fed Funds Effective Rate.

•	The Securities Industry and Financial Markets Association Municipal Swap Rate.

These ASU will be effective for CAF in 2019. CAF does not expect the ASU to have a material impact on its financial statements.

ASU 2018-13, Fair value measurements and ASU 2018-14, Disclosures Improvements

On August 28, 2018, the FASB issued two ASU and two changes to its conceptual framework that are intended to improve the effectiveness of disclosures in notes to financial statements. Specifically, the FASB released the following:

ASU 2018-13, which modifies the disclosure requirements related to fair value measurement. The objective of the disclosure requirements in this Subtopic is to provide users of financial statements with information about assets and liabilities measured at fair value in the statement of financial position or disclosed in the notes to financial statements:

a.	The valuation techniques and inputs that a reporting entity uses to arrive at its measures of fair value, including judgments and assumptions that the entity makes.

b.	The uncertainty in the fair value measurements as of the reporting date.

c.	How changes in fair value measurements affect an entity’s performance and cash flows.

This ASU will be effective for CAF in 2019.

ASU 2018-14, which modifies the ASC 715-20 to improve disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. These ASU will be effective for CAF in 2020. CAF is currently evaluating the effects of adopting this ASU.

3.	CASH AND DEPOSITS WITH BANKS

Cash and deposits with banks with original maturity of three months or less include the following:

	December 31,
	2018	2017	2016
Cash and due from banks	127,355	61,294	72,403

Deposits with banks:
U.S. dollars	2,594,312	2,001,766	1,652,367

	2,721,667	2,063,060	1,724,770

4.	MARKETABLE SECURITIES

Trading

A summary of trading securities follows:

	December 31,
	2018		2017		2016
	Amount	Average maturity (years)	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	1,799,690	1.86	1,588,857	4.15	1,867,916	1.82

Non-U.S. governments and government entities bonds	243,581	1.31	106,812	2.21	236,945	0.66

Financial institutions and corporate securities:
Commercial paper	3,371,479	0.13	3,146,896	0.18	3,005,618	0.20
Certificates of deposits	1,707,010	0.19	2,065,830	0.29	2,257,292	0.36
Bonds	1,856,325	2.52	1,605,236	2.22	1,233,530	1.51
Collateralized mortgage obligation	352,643	4.03	375,733	3.86	336,041	4.47
Liquidity funds	324,228	1.00	305,627	1.00	330,611	1.00

	7,611,685	0.91	7,499,322	0.86	7,163,092	0.71

Marketable securities	9,654,956	1.08	9,194,991	1.44	9,267,953	0.93

Each certificate of deposit bears a maturity date and specified fixed interest rate. It also is held through The Depository Trust Company (DTC) and has a CUSIP number, which is a code that identifies a financial security and facilitates trading. The liquidity funds are comprised of short-term (less than one year) securities representing high-quality liquid debt and monetary instruments.

The fair value of trading securities include net unrealized gain of US$ 1,750, US$ 1,332 and unrealized losses US$ 4,260, at December 31, 2018, 2017 and 2016, respectively.

Net realized gains from trading securities of US$ 34,498, US$ 36,183 and US$ 25,986 for the years ended December 31, 2018, 2017 and 2016, respectively, are included in the statements of comprehensive income as part of Investments and deposits with banks.

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits as to credit ratings, limits as to duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. At December 31, 2018 and 2017, CAF does not have any significant concentrations of credit risk according to its investment guidelines. Non-US dollar-denominated securities included in marketable securities amounted to the equivalent of US$ 12,480, US$ 87,819 and US$ 33,452 at December 31, 2018, 2017 and 2016, respectively.

Maturity of marketable securities are as follows:

	December 31,
	2018	2017	2016
Remaining maturities:
Less than one year	6,032,574	6,312,305	6,289,696
Between one and two years	1,964,737	518,233	2,249,657
Between two and three years	649,114	449,968	424,450
Between three and four years	568,404	182,553	126,963
Between four and five years	305,809	1,561,551	85,918
Over five years	134,318	170,381	91,269

	9,654,956	9,194,991	9,267,953

5.	OTHER INVESTMENTS

Deposits with banks due with more than 90 days (original maturity) are as follows:

	December 31,
	2018	2017	2016
U.S. dollars	658,165	1,453,145	995,792
Other currencies	585	724	762

	658,750	1,453,869	996,554

The interest rates on these deposits ranged from 1.88% to 3.25% at December 31, 2018, from 1.33% to 2.24% at December 31, 2017 and from 0.90% to 1.62% at December 31, 2016.

6.	LOANS

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or to private institutions or companies of these countries.

Loans by country are summarized as follows:

	December 31,
	2018	2017	2016
Stockholder country:
Argentina	3,577,715	3,207,732	2,839,947
Barbados	84,014	86,650	85,000
Bolivia	2,562,869	2,483,765	2,211,132
Brazil	1,694,502	2,116,352	1,984,105
Chile	425,000	305,000	111,000
Colombia	2,840,345	2,516,203	2,339,206
Costa Rica	88,795	89,872	113,570
Dominican Republic	206,515	251,764	212,064
Ecuador	3,586,804	3,437,558	3,317,875
Jamaica	—	—	4,496
Mexico	530,000	305,000	381,729
Panama	1,900,354	1,503,012	1,464,317
Paraguay	466,200	418,669	337,105
Peru	2,039,674	2,279,635	2,274,512
Spain	—	—	44,203
Trinidad & Tobago	600,000	300,000	—
Uruguay	994,685	1,044,167	935,256
Venezuela	3,514,102	3,285,490	3,320,841

Sub-total loans	25,111,574	23,630,869	22,025,057
Fair value adjustments	(187)	(2,796)	723

Loans	25,111,387	23,628,073	22,025,780

Fair value adjustments of loans represent mainly adjustments to the amount of loans for which the fair value option is elected.

At December 31, 2018, 2017 and 2016, loans denominated in other currencies amounted to an equivalent of US$ 30,155, US$ 45,597 and US$ 57,212, respectively, principally denominated in Peruvian nuevos soles, Colombian pesos and Bolivian bolivianos. At December 31, 2018, 2017 and 2016, fixed interest rate loans amounted to US$ 134,104, US$ 117,752 and US$ 177,070, respectively.

Loans classified by public sector and private sector borrowers are as follows:

	December 31,
	2018	2017	2016
Public sector	21,571,079	20,201,026	18,773,300
Private sector	3,540,495	3,429,843	3,203,058

	25,111,574	23,630,869	21,976,358

The weighted average yield of the loan portfolio is shown below:

	December 31,
	2018		2017		2016
	Amount	Weighted average yield (%)	Amount	Weighted average yield (%)	Amount	Weighted average yield (%)
Loans	25,111,574	4.43	23,630,869	3.49	21,976,358	3.41

Loans by industry segments are as follows:

	December 31,
	2018	%	2017	%	2016
Electricity, gas and water supply	7,853,261	31	7,777,829	33	7,314,488
Transport, warehousing and communications	7,288,024	29	7,601,610	32	7,557,849
Social and other infrastructure programs	6,473,592	26	4,858,267	21	4,105,846
Financial services — commercial banks	2,141,810	9	2,213,724	9	1,626,136
Financial services — development banks	999,466	4	764,751	3	867,899
Agriculture, hunting and forestry	151,551	1	166,138	l	150,018
Manufacturing industry	91,413	—	107,270	—	215,513
Others	112,457	—	141,280	1	138,609

	25,111,574	100	23,630,869	l00	21,976,358

Loans mature as follows:

	December 31,
	2018	2017	2016
Remaining maturities:
Less than one year	5,327,009	4,873,919	4,174,292
Between one and two years	2,638,910	2,517,977	2,142,039
Between two and three years	2,399,462	2,411,805	2,303,002
Between three and four years	2,416,173	2,159,737	2,061,910
Between four and five years	2,169,924	2,089,476	1,932,948
Over five years	10,160,096	9,577,955	9,362,167

	25,111,574	23,630,869	21,976,358

The loan portfolio classified based on the type of credit risk is as follows:

	December 31,
	2018	2017	2016
Sovereign guaranteed	20,737,233	19,402,360	18,028,341
Non-sovereign guaranteed	4,374,341	4,228,509	3,948,017

	25,111,574	23,630,869	21,976,358

CAF maintains an internal risk rating system to evaluate the quality of the non-sovereign guaranteed loan portfolio, which identifies, through a standardized rating and review parameters, those risks related to credit transactions. At December 31, 2018, 2017 and 2016, the sovereign guaranteed loan portfolio is classified by CAF as satisfactory — very good. For purpose of determining the allowance for loan losses, rating assigned by external agencies are used (Note 2h).

The credit quality of the non-sovereign guaranteed loan portfolio is presented by internal risk rating classification as follow:

	December 31,
	2018	2017	2016
Risk rating classification:
Satisfactory-outstanding	475,000	—	—
Satisfactory-very good	1,816,725	1,788,467	1,671,461
Satisfactory-adequate	1,271,575	1,637,519	1,331,783
Watch	590,259	535,731	632,629
Special mention	108,087	128,133	173,761
Doubtful	112,695	76,081	138,383
Sub-standard	—	62,578	—

	4,374,341	4,228,509	3,948,017

Loan portfolio quality

The loan portfolio quality indicators and the related amounts are presented below:

	December 31,
	2018	2017	2016
During the year CAF recorded the following transactions:
Loans written-off	22,000	69,526	33,730
Purchases of loan portfolio	—	—	—
Sales of loan portfolio	16,167	43,376	52,500

	December 31,
	2018	2017	2016

CAF presented the following amounts and quality indicators as of the end of the year:
Impaired loans	112,695	138,659	120,841
Non-accrual loans	112,695	138,659	120,841
Trouble debt restructured	0	0	44,203
Overdue loans	124,286	94,240	7,513
Allowance for loan losses as a percentage of loan portfolio	0.26%	0.28%	0.29%
Nonaccrual loans as a percentage of loan portfolio	0.45%	0.59%	0.55%
Overdue loan principal as a percentage of loan portfolio	0.49%	0.40%	0.03%

At December 31, 2018, there are outstanding overdue amounts from Venezuela totaling US$ 182,776, comprising, US$ 124,286 of principal and US$ 58,490 of interest and commissions. Those amounts were originally due between December 7, 2018 and December 28, 2018. During January 2019, CAF received payments for US$ 6,133 related to this overdue interest.

At December 31, 2017, there were outstanding overdue amount from Venezuela totaling US$ 136,507 comprising, US$ 94,240 of principal and US$ 42,267 of interest and commissions. Those amounts were received in full in January 2018.

At December 31, 2016, there were outstanding overdue amount for US$ 7,513. These amounts were received in full in January 2017.

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At December 31, 2018, 2017 and 2016, CAF had loans of this nature amounting to US$ 366,048, US$ 423,536 and US$ 743,401, respectively; whereas other financial institutions provided funds for US$ 208,761, US$ 213,739 and US$ 455,754, respectively.

Troubled Debt Restructuring

At December 31, 2018, there were no troubled debt restructuring. At December 31, 2017, there was a troubled debt restructuring of a non-sovereign guaranteed loan, classified as impaired, with an outstanding balance of US$ 44,203, which was totally written off.

At December 31, 2016, there was a troubled debt restructuring of a non-sovereign guaranteed loan, classified as impaired, with an outstanding balance of US$ 44,203. As a result of the restructuring performed in December 31, 2016, the principal modifications to the loan agreement consisted in extension of loan term and interest rate reductions resulting in restatement of future cash flows, based on these facts CAF recognized a reduction of allowance for loan losses.

Allowance for Loan Losses

Changes in the allowance and the balance for loan losses over the outstanding amounts, individually and collectively evaluated, are presented below:

	December 31,
	2018			2017			2016
	Sector		Total	Sector		Total	Sector		Total
	Sovereign	Non- sovereign		Sovereign	Non- sovereign		Sovereign	Non- sovereign
Balances at beginning of year	35,239	31,986	67,225	21,227	42,522	63,749	26,269	32,660	58,929
Provision for loan losses	1,476	11,716	13,192	14,012	55,890	69,902	(5,042)	43,312	38,270
Loans written-off	—	(22,000)	(22,000)	—	(69,526)	(69,526)	—	(33,730)	(33,730)
Recoveries	—	6,431	6,431	—	3,100	3,100	—	280	280

Balances at end of year	36,715	28,133	64,848	35,239	31,986	67,225	21,227	42,522	63,749

Allowance:
Individually evaluated for loan losses	—	28,133	28,133	—	31,986	31,986	—	42,522	42,522
Collectively evaluated for loan losses	36,715	—	36,715	35,239	—	35,239	21,227	—	21,227

	36,715	28,133	64,848	35,239	31,986	67,225	21,227	42,522	63,749

Loans:
Individually evaluated for loan losses	—	4,374,341	4,374,341	—	4,228,509	4,228,509	—	3,948,017	3,948,017
Collectively evaluated for loan losses	20,737,233	—	20,737,233	19,402,360	—	19,402,360	18,028,341	—	18,028,341

	20,737,233	4,374,341	25,111,574	19,402,360	4,228,509	23,630,869	18,028,341	3,948,017	21,976,358

7.	EQUITY INVESTMENTS

Equity investments, which have no readily determinable fair value, are as follows:

	December 31,
	2018	2017	2016
Investments — Equity securities	394,638	397,357	348,179
Investments — Equity method	65,029	35,668	37,872

	459,667	433,025	386,051

CAF recognized the following in the statement of comprehensive income related to equity securities:

	Year Ended December 31,
	2018	2017	2016
Dividends	5,486	912	10,365
Changes in fair value measurements	13,691	—	—
Impairment in equity securities	21,991	11,000	9,200

As a result of the implementation of ASU 2016-01, during the year ended December 31, 2018, CAF recognized gains of US$ 13,691, corresponding to the net increase in the fair value of investments in equity instruments.

For the years ended December 31, 2018, 2017 and 2016, CAF recognized its equity in earnings of the investees for US$ 3,436, US$ 4,175 and US$ 4,790, respectively, for investments under the equity method, which are recorded in the statements of comprehensive income.

During 2017, CAF recognized US$ 4,436 for gain on sale, which amounts are included in the statements of comprehensive income. As of December 31, 2018 and 2016, CAF did not recognize any gain on sale.

8.	PROPERTY AND EQUIPMENT, NET

A summary of property and equipment, net follows:

	December 31,
	2018	2017	2016
Land	27,029	27,029	27,029
Buildings	40,134	40,134	38,931
Buildings improvements	21,056	20,891	20,948
Leasing building improvements	8,839	8,962	6,948
Furniture and equipment	30,215	27,507	25,956
Vehicles	1,079	1,021	1,020

	128,352	125,544	120,868
Less accumulated depreciation	67,363	64,937	59,677
Projects in progress	45,057	29,808	14,009

	106,046	90,415	75,200

Depreciation expenses of US$ 6,005, US$ 5,767 and US$ 5,682 for property and equipment for the years ended December 31, 2018, 2017 and 2016, respectively, are included in the statements of comprehensive income as part of administrative expenses.

9.	OTHER ASSETS

A summary of other assets follows:

	December 31,
	2018	2017	2016
Derivative-related collateral	735,955	417,547	904,902
Intangible assets, net	10,169	13,071	14,052
Other	15,418	21,900	18,388

	761,542	452,518	937,342

10.	DEPOSITS

A summary of deposits follows:

	December 31,
	2018	2017	2016
Demand deposits	72,007	71,010	77,321
Time deposits:
Less than one year	3,138,538	2,879,133	3,021,562

	3,210,545	2,950,143	3,098,883

At December 31, 2018, 2017 and 2016, the weighted average interest cost of deposits was 1.91%, 1.11% and 0.61%, respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits denominated in other currencies amounted to an equivalent of US$ 457,848, US$ 347,956 and US$ 914 at December 31, 2018, 2017 and 2016, respectively.

11.	COMMERCIAL PAPER

At December 31, 2018, 2017 and 2016, the outstanding amount of commercial paper issued by CAF, amounts to US$ 641,295, US$ 1,770,676 and US$ 2,112,717, respectively, all of which matures in 2019, 2018 and 2017, respectively. At December 31, 2018, 2017 and 2016, the weighted average interest cost on commercial paper was 1.94%, 1.30% and 0.82%, respectively.

12.	BORROWINGS

A summary of borrowings by currency follows:

	December 31.
	2018	2017	2016
U.S. dollars	1,158,009	1,262,823	1,269,296
Euros	106,628	112,900	112,900
Peruvian nuevos soles	22,828	33,016	35,416
Venezuelan bolivars	92	287	60
Other currencies	1,947	1,119	7,425

	1,289,504	1,410,145	1,425,097
Fair value adjustments	(4,415)	8,129	(2,722)
Less debt issuance costs	820	1,009	909

Carrying value of borrowings	1,284,269	1,417,265	1,421,466

At December 31, 2018, 2017 and 2016, the fixed interest-bearing borrowings amounted to US$ 467,169, US$ 546,340 and US$ 555,514, respectively. At December 31, 2018, 2017 and 2016, the weighted average interest rate after considering the impact of interest rate swaps was 3.14%, 2.58% and 2.02%, respectively.

During the year ended December 31, 2016, CAF recognized income for US$ 28,223, mainly from the change of the exchange regulation which originated an exchange difference in borrowings denominated in Venezuelan bolivars, which are presented in “Non-interest income — Other income”. During the year ended December 31, 2018, there has been no significant changes on the exchange regulation.

Borrowings, by remaining maturities, are summarized below:

	December 31,
	2018	2017	2016
Remaining maturities:
Less than one year	181,505	507,649	111,936
Between one and two years	392,356	173,567	540,411
Between two and three years	155,327	151,168	158,231
Between three and four years	130,031	139,178	129,841
Between four and five years	122,532	118,626	117,841
Over five years	307,753	319,957	366,837

	1,289,504	1,410,145	1,425,097

Some borrowing agreements contains covenants requiring the use of the proceeds for specific purposes or projects.

At December 31, 2018, 2017 and 2016, there were unused term credit facilities amounting to US$ 782,691, US$ 851,997 and US$ 478,995, respectively.

13.	BONDS

An analysis of outstanding bonds follows:

	December 31,
	2018			2017			2016
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%)
U.S. dollars	9,235,275	9,235,275	6.71	8,105,090	8,105,090	4.17	7,799,202	7,799,202	2.28
Euro	6,952,140	6,574,568	1.81	5,334,371	5,691,902	2.00	4,977,094	4,169,433	2.05
Swiss francs	2,465,629	2,388,454	2.60	2,659,698	2,601,868	2.28	2,639,425	2,457,002	2.28
Australian dollars	1,041,899	925,405	3.63	910,080	889,513	2.77	718,094	643,556	2.43
Hong Kong dollars	757,299	750,575	1.90	757,292	752,217	1.54	548,686	548,972	1.85
Norwegian kroner	622,500	481,895	3.26	622,501	511,627	2.56	622,501	488,361	2.26
Japanese yen	347,422	308,250	4.20	347,680	301,766	3.61	347,939	290,723	3.31
Colombian pesos	283,283	241,991	2.38	112,565	74,269	3.77	112,565	73,899	3.58
Mexican pesos	254,725	219,228	3.64	98,108	67,003	3.88	98,108	63,701	3.61
Turkish lira	64,467	36,425	3.63	134,587	92,075	1.83	134,555	98,898	1.39
Indonesian Rupee	75,000	70,984	2.02	—	—	—	—	—	—
Brazilian Real	68,701	56,805	2.38	68,701	66,475	1.62	—	—	—
South African rand	37,773	40,881	2.79	60,372	68,135	1.85	60,362	61,378	1.41
Indian Rupee	31,891	30,572	2.59	31,891	33,473	1.92	—	—	—
Canadian dollars	30,395	29,295	3.19	30,395	31,822	2.42	—	—	—
Peruvian nuevos soles	53,378	52,476	4.44	7,489	7,585	1.85	14,943	14,583	1.60

	22,321,777	21,443,079		19,781,020	19,294,820		18,073,474	16,709,708

Fair value adjustments		195,441			446,762			462,216
Less debt issuance costs		18,427			22,955			26,618

Carrying value of bonds		21,620,093			19,718,627			17,145,306

A summary of the bonds issued, by remaining maturities at original exchange rate, follows:

	December 31,
	2018	2017	2016
Remaining maturities:
Less than one year	2,291,645	2,311,200	2,080,201
Between one and two years	3,906,435	2,336,118	2,290,870
Between two and three years	3,154,929	2,926,163	2,366,440
Between three and four years	2,685,947	2,644,380	1,607,932
Between four and five years	3,202,716	2,685,564	2,537,642
Over five years	7,080,105	6,877,595	7,190,389

	22,321,777	19,781,020	18,073,474

At December 31, 2018, 2017 and 2016, fixed interest rate bonds amounted to US$ 22,229,968, US$ 19,683,812 and US$ 17,801,069, respectively, of which US$ 13,095,772, US$ 11,684,716 and US$ 10,286,532, respectively, are denominated in other currencies.

There were no bonds repurchased during the years ended December 31, 2018, 2017 and 2016.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	December 31,
	2018	2017	2016
Employees severance benefits and savings plan	82,273	77,993	82,241
Contributions to Stockholders’ Special Funds	36,872	36,967	22,500
Provision for contingencies	1,414	1,490	2,607
Derivative-related collateral	—	139,397	187
Other	3,069	9,018	7,087

	123,628	264,865	114,622

15.	PENSION PLAN

At December 31, 2018, 2017 and 2016, the Plan has 576, 584 and 568 participants and active employees, respectively. The date used to determine pension plan benefit obligation is December 31, of each year.

For the years ended December 31, 2018, 2017 and 2016, a reconciliation of beginning and ending balances of the benefit obligation follows:

	2018	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	21,526	18,763	14,002
Service cost	2,518	2,225	1,715
Interest cost	850	794	594
Plan participants’ contributions	1,812	1,813	1,600
Actuarial (gain) loss	(443)	(248)	1,177
Benefit paid	(2,471)	(1,821)	(325)

Benefit obligation at end of year	23,792	21,526	18,763

For the years ended December 31, 2018, 2017 and 2016, a reconciliation of beginning and ending balances of the fair value of plan assets follows:

	2018	2017	2016
Change in plan assets:
Fair value of plan assets at beginning of year	21,509	17,201	13,431
Actual return on plan assets	987	440	325
Contributions	4,129	5,689	3,770
Benefit paid	(2,471)	(1,821)	(325)

Fair value of plan assets at end of year	24,154	21,509	17,201

Plan assets are as follows:

	December 31,
	2018	2017	2016
Plan assets:
Deposits with banks	24,154	21,509	17,201

The table below summarizes the component of the periodic cost of projected benefits related to the PBO for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Service cost	2,518	2,225	1,715
Interest cost	850	794	594
Expected return on plan assets	(860)	(258)	(201)

	2,508	2,761	2,108

A summary of the net projected cost for the year ending December 31, 2019 follows:

Service cost:
Contributions to the plan	1,866
Guaranteed benefit	744

2,610
Interest cost	945
Expected return on plan assets	(959)

2,596

A summary of the benefits that are expected to be paid for the next five years follows:

2019	361
2020	132
2021	323
2022	425
2023	810

Weighted-average assumptions used to determine net benefit cost since the origination of the Plan to December 31, 2018, 2017 and 2016 follows:

	2018	2017	2016
Discount rate	4%	4%	4%
Expected long-term nominal rate return on Plan assets	4%	1.5%	1.5%
Salary increase rate	3%	3%	3%

16.	STOCKHOLDERS’ EQUITY

Authorized capital

The authorized capital of CAF at December 31, 2018, 2017 and 2016 amounts to US$ 15,000,000, of which US$ 10,000,000 is ordinary capital shares and US$ 5,000,000 is callable capital shares, distributed among Series “A”, “B” and “C” shares.

Additional paid-in capital

The additional paid-in capital is the amount paid by Series “B” and Series “C” stockholders in excess of the par value. The additional paid-in capital of CAF at December 31, 2018, 2017 and 2016 amounts to US$ 3,595,133, US$ 3,259,471 and US$ 2,890,091, respectively.

Subscribed callable capital

The payment of subscribed callable capital will be as required, with prior resolution of the Board of Directors, in order to meet financial obligations of CAF, when internal resources are inadequate.

Shares

CAF’s shares are classified as follows:

(i)    Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “A” shares grant the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the above countries. These shares have a par value of US$ 1,200.

(ii)    Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Each of these shares grants the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the following countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. In addition, the commercial banks that currently hold Series “B” shares of CAF are entitled, as a group, to elect one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$ 5.

(iii)    Series “C” shares: Subscribed by legal entities or individuals belonging to countries other than Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. These shares confer the right of representation on CAF’s Board of Directors to two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$ 5.

A summary of the changes in subscribed and paid-in capital for the years ended December 31, 2018, 2017 and 2016 follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
At December 31, 2015	10	802,090	93,765	12,000	4,010,450	468,825	4,491,275
Issued for cash	1	56,224	1,990	1,200	281,120	9,950	292,270
Transfer of shares	—	23,457	(23,457)	—	117,285	(117,285)	—

At December 31, 2016	11	881,771	72,298	13,200	4,408,855	361,490	4,783,545
Issued for cash	—	31,723	8,427	—	158,615	42,135	200,750

At December 31, 2017	11	913,494	80,725	13,200	4,567,470	403,625	4,984,295
Issued for cash	—	32,717	3,768	—	163,585	18,840	182,425

At December 31, 2018	11	946,211	84,493	13,200	4,731,055	422,465	5,166,720

Subscribed and paid-in capital at December 31, 2018 is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C ”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	100,404	—	1,200	502,020	—	503,220
Bolivia	1	55,058	—	1,200	275,290	—	276,490
Brazil	1	89,270	—	1,200	446,350	—	447,550
Colombia	1	176,825	—	1,200	884,125	—	885,325
Ecuador	1	55,379	—	1,200	276,895	—	278,095
Panama	1	30,491	—	1,200	152,455	—	153,655
Paraguay	1	30,011	—	1,200	150,055	—	151,255
Peru	1	184,417	—	1,200	922,085	—	923,285
Trinidad & Tobago	1	23,457	—	1,200	117,285	—	118,485
Uruguay	1	31,724	—	1,200	158,620	—	159,820
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	8,795	—	—	43,975	43,975
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,770	—	—	8,850	8,850
Spain	—	—	46,025	—	—	230,125	230,125
Commercial banks	—	497	—	—	2,485	—	2,485

	11	946,211	84,493	13,200	4,731,055	422,465	5,166,720

At December 31, 2018, the detail of unpaid subscribed capital and subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal amount	Number of shares	Nominal amount	Number of shares	Nominal amount	Number of shares	Nominal amount
Stockholder
Argentina	31,120	155,600	—	—	25,200	126,000	—	—
Bolivia	9,736	48,680	—	—	14,400	72,000	—	—
Brazil	38,873	194,365	—	—	25,200	126,000	—	—
Colombia	39,576	197,880	—	—	50,400	252,000	—	—
Ecuador	9,736	48,680	—	—	14,400	72,000	—	—
Panama	9,736	48,680	—	—	7,200	36,000	—	—
Paraguay	9,736	48,680	—	—	7,200	36,000	—	—
Pero	32,418	162,090	—	—	50,400	252,000	—	—
Trinidad y Tobago	—	—	—	—	7,200	36,000	—	—
Uruguay	9,736	48,680	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	1,761	8,805	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	150	750	—	—	16,332	81,660
Spain	—	—	5,914	29,570	—	—	40,000	200,000
Commercial banks	—	—	—	—	—	—	—	—

	238,823	1,194,115	7,825	39,125	259,200	1,296,000	58,732	293,660

Subscribed and paid-in capital at December 31, 2017 is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder
Argentina	1	94,179	—	1,200	470,895	—	472,095
Bolivia	1	52,624	—	1,200	263,120	—	264,320
Brazil	1	87,858	—	1,200	439,290	—	440,490
Colombia	1	169,364	—	1,200	846,820	—	848,020
Ecuador	1	52,945	—	1,200	264,725	—	265,925
Panama	1	28,057	—	1,200	140,285	—	141,485
Paraguay	1	27,577	—	1,200	137,885	—	139,085
Peru	1	179,014	—	1,200	895,070	—	896,270
Trinidad & Tobago	1	23,457	—	1,200	117,285	—	118,485
Uruguay	1	29,290	—	1,200	146,450	—	147,650
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	7,915	—	—	39,575	39,575
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	43,437	—	—	217,185	217,185
Commercial banks	—	451	—	—	2,255	—	2,255

	11	913,494	80,725	13,200	4,567,470	403,625	4,984,295

At December 31, 2017, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal amount	Number of shares	Nominal amount	Number of shares	Nominal amount	Number of shares	Nominal amount
Stockholder
Argentina	37,345	186,725		—	25,200	126,000	—	—
Bolivia	12,170	60,850	—	—	14,400	72,000	—	—
Brazil	40,285	201,425	—	—	25,200	126,000	—	—
Colombia	47,037	235,185	—	—	50,400	252,000	—	—
Ecuador	12,170	60,850	—	—	14,400	72,000	—	—
Panama	12,170	60,850	—	—	7,100	36,000	—	—
Paraguay	12,170	60,850	—	—	7,200	36,000	—	—
Peru	37,821	189,105	—	—	50,400	252,000	—	—
Trinidad y Tobago	—	—	—	—	7,200	36,000	—	—
Uruguay	12,170	60,850	—	—	7,100	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	2,641	13,205	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	8,502	42,510	—	—	40,000	200,000
Commercial banks	46	230	—	—	—	—	—	—

	271,540	1,357,700	11,143	55,715	259,200	1,296,000	58,732	293,660

Subscribed and paid-in capital at December 31, 2016 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	88,423	—	1,200	442,115	—	443,315
Bolivia	1	50,003	—	1,200	250,015	—	251,215
Brazil	1	85,042	—	1,200	425,210	—	426,410
Colombia	1	163,894	—	1,200	819,470	—	820,670
Ecuador	1	50,324	—	1,200	251,620	—	252,820
Panama	1	23,676	—	1,200	118,380	—	119,580
Paraguay	l	23,938	—	1,200	119,690	—	120,890
Peru	1	176,550	—	1,200	882,750	—	883,950
Trinidad & Tobago	1	23,457	—	1,200	117,285	—	118,485
Uruguay	1	27,374	—	1,200	136,870	—	138,070
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	6,796	—	—	33,980	33,980
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	39,739	—	—	198,695	198,695
Commercial banks	—	412	—	—	2,060	—	2,060

	11	881,771	72,298	13,200	4,408,855	361,490	4,783,545

At December 31, 2016, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal amount	Number of shares	Nominal amount	Number of shares	Nominal amount	Number of shares	Nominal amount
Stockholder
Argentina	2,816	14,080	—	—	25,200	126,000	—	—
Bolivia	14,791	73,955	—	—	14,400	72,000	—	—
Brazil	2,816	14,080	—	—	25,200	126,000	—	—
Colombia	52,507	262,535	—	—	50,400	252,000	—	—
Ecuador	14,791	73,955	—	—	14,400	72,000	—	—
Panama	16,551	82,755	—	—	7,200	36,000	—	—
Paraguay	2,428	12,140	—	—	7,200	36,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Trinidad y Tobago	—	—	—	—	7,200	36,000	—	—
Uruguay	14,086	70,430	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	239	1,195	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Commercial banks	69	345	—	—	—	—	—	—

	169,011	845,055	239	1,195	259,200	1,296,000	58,732	293,660

General Reserve

CAF maintains a general reserve approved by the Stockholders’ Assembly, which is considered an equity reserve. Stockholders approved the increase in the general reserve by US$ 68,699, US$ 110,218 and US$ 69,830 during the years ended December 31, 2018, 2017 and 2016, through appropriations from net income for the years ended December 31, 2017, 2016 and 2015, respectively.

Reserve Pursuant to Article 42 of the Constitutive Agreement

CAF’s Constitutive Agreement states that at least 10% of annual net income should be appropriated into a reserve fund until that reserve fund amounts to 50% of the subscribed capital. That reserve fund is considered an equity reserve. Additional appropriation may be approved by the stockholders. The Stockholders’ Assembly held in March 2018, 2017 and 2016, authorized an increase in the reserve fund for US$ 7,700, US$ 12,500 and US$ 7,800, through an appropriation from net income for the years ended December 31, 2017, 2016 and 2015, respectively.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income balances and the amounts reclassified out of accumulated other comprehensive income and into net income were as follows:

	December 31,
	2018	2017	2016
Balances at beginning of the year	—	(1,563)	(571)
Unrecognized changes in assets/ liabilities under benefit pension plan	—	—	(1,563)
Amortization of defined benefit pension items (1)	—	1,563	571

Balances at end of year	—	—	(1,563)

(1)	This other comprehensive income component is included in the statements of comprehensive income.

18.	TAX EXEMPTIONS

Pursuant to its Constitutive Agreement CAF is exempt, in all of its Member Countries, from all taxes on income, properties and other assets as well as from any liability related to the payment, withholding or collection of any taxes. The term “Member Country” is defined in Article 3 of CAF’s General Regulations as any shareholder country holding at least one Series “A” share that, either is a signatory to the Constitutive Agreement or, being of Latin America or the Caribbean, has adhered to it. At December 2018, the Member Countries are Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela.

CAF has entered into bilateral agreements with its other shareholder countries providing for tax exemptions substantially similar to those granted to it by the Member Countries.

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

The market risk associated with interest rate and foreign currency risk is managed by swapping marketable securities — trading, loans, borrowings and bonds, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments to offset the economic changes in value of specifically identified marketable securities — trading, loans, borrowings and bonds.

Derivative financial instruments held by CAF consist of interest rate swaps designated as fair value hedges of specifically identified loans, bonds or borrowings with fixed interest rates and denominated in U.S. dollars. Also, CAF enters into cross-currency and interest rate swaps as an economic hedge (derivative that is entered into to manage a risk but is not accounted as a hedge) for interest rate and foreign exchange risks related with marketable securities — trading, bonds, borrowings or loans denominated in currencies other than the U.S. dollar where CAF’s management elected to measure those liabilities and assets at fair value under the fair value option guidance.

When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

In order to reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly marked-to-market, and the party being the net obligor is required to post collateral when net mark to-market exposure exceeds certain predetermined thresholds. This collateral is in the form of cash.

CAF does not offset for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

CAF also utilizes futures derivatives instruments to reduce exposure to price risk. These are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts. Additionally, CAF utilizes forward contracts to reduce exposure to foreign currency risk.

The balance sheet details related to CAF’s derivative financial instruments are as follows:

	Derivative assets			Derivative liabilities
	December 31,			December 31,
	2018	2017	2016	2018	2017	2016
Cross-currency swap	152,018	495,694	56,238	733,232	458,576	942,965
Interest rate swap	31,978	31,272	61,657	134,624	94,912	78,076
U.S. Treasury futures	657	5,488	318	8,696	35	26
Cross-currency forward contracts	152	214	140	232	71	225

	184,805	532,668	118,353	876,784	553,594	1,021,292

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2018:
Loans	68,752	—	826	411
Loans	—	6,333	620	—
Borrowings	—	108,097	89	—
Borrowings	366,538	—	1,467	6,183
Bonds	—	13,095,772	151,309	733,232
Bonds	9,049,096	—	29,685	128,030

	9,484,386	13,210,202	183,996	867,856

At December 31, 2017:
Marketable securities — Trading	—	29,982	438	707
Loans	39,741	—	266	302
Loans	—	12,000	5	210
Borrowings	—	112,900	8,889	—
Borrowings	429,534	—	4,718	4,055
Bonds	—	11,684,716	486,362	457,659
Bonds	7,914,096	—	26,288	90,555

	8,383,371	11,839,598	526,966	553,488

At December 31, 2016:
Marketable securities — Trading	—	29,982	476	452
Loans	21,495	—	290	8
Loans	—	15,000	—	151
Borrowings	—	112,900	—	7,822
Borrowings	425,336	—	7,115	3,057
Bonds	—	10,286,532	55,762	934,540
Bonds	7,353,173	—	54,252	75,011

	7,800,004	10,444,414	117,895	1,021,041

	5,065,805	5,909,565	417,414	182,824

The following table presents the notional amount and fair values of U.S. treasury futures and cross-currency forward contracts:

At December 31, 2018

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until Mar 2019	Various	15,603	152

Futures long	Various	Until Mar 2019	Various	103,600	657

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Various	Various	24,572	(232)

Futures short	Various	Until Mar 2019	Various	1,336,600	(8,696)

At December 31, 2017

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until January 2018	Various	65,915	214

Futures short	Various	Until March 2018	Various	1,184,598	5,488

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Until March 2018	Various	65,771	(71)

Futures long	Various	Until March 2018	USD	19,800	(35)

At December 31, 2016

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until January 2017	Various	43,593	140

Futures short	Various	Until March 2017	Various	1,177,200	318

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Until January 2017	Various	43,680	(225)

Futures long	Various	Until March 2017	Various	21,200	(26)

The amounts of collateral posted related to futures at December 31, 2018, 2017 and 2016, were US$ 13,690, US$ 9,080 and US$ 20,059, respectively. The amounts of collateral received related to futures at December 31, 2017 was US$ 397. At December 31, 2016, there were no collateral received.

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the effect of offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At December 31, 2018

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	183,996	(183,974)	—	22

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(867,856)	183,974	722,265	38,383

At December 31, 2017

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	526,966	(331,368)	(139,000)	56,598

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(553,488)	331,368	408,467	186,347

At December 31, 2016

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	117,895	(117,467)	—	428

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(1,021,041)	117,467	884,843	(18,731)

20.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each financial instrument is classified. Where appropriate, the description includes details of the valuation methodologies and the key inputs to those methodologies.

When available, CAF generally uses quoted prices in active markets to determine fair value.

If quoted market prices in active markets are not available, fair value is based upon internally developed valuation methodologies that use, where possible, current market-based or independently sourced market inputs, such as interest rates, currency rates, etc.

Where available, CAF may also make use of quoted prices in active markets for recent trading activity in positions with the same or similar characteristics to the financial instrument being valued. The frequency and size of trading activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed quoted prices from those markets.

The following valuation methodologies are used to estimate the fair value and determine the classification in the fair value hierarchy of CAF’s financial instruments:

•	Marketable securities: CAF uses quoted prices in active markets to determine the fair value of trading securities. These securities are classified in Level 1 of the fair value hierarchy.

•

Loans: The fair value of fixed rate loans, is determined using a discounted cash flow technique using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

•

Derivative assets and liabilities: Derivative financial instruments transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated using market prices provided by an independent financial information services company, which are determined based on discounted cash flows using observable inputs. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

•

Bonds and borrowings: For CAF’s bonds issued and medium and long term borrowings, fair value is determined by using a discounted cash flow technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuations of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Bonds and borrowings are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the discounted cash flow technique.

During 2018, 2017 and 2016, there were no transfers between levels 1, 2 and 3.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018, 2017 and 2016:

At December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	1,799,690	—	—	1,799,690

Non-U.S. governments and government entities bonds	243,581	—	—	243,581

Financial institutions and corporate securities:
Commercial paper	3,371,479	—	—	3,371,479
Certificate of deposits	1,707,010	—	—	1,707,010
Bonds	1,856,325	—	—	1,856,325
Collateralized mortgage obligation	352,643	—	—	352,643
Liquidity funds	324,228	—	—	324,228

	7,611,685	—	—	7,611,685

Sub-total financial assets at fair value	9,654,956	—	—	9,654,956

Loans	—	74,402	—	74,402

Derivative instruments:
Cross-currency swap	—	152,018	—	152,018
Interest rate swap	—	31,978	—	31,978
U.S Treasury futures	—	657	—	657
Cross-currency forward contracts	—	152	—	152

	—	184,805	—	184,805

Total financial assets at fair value	9,654,956	259,207	—	9,914,163

Liabilities:
Borrowings	—	470,220	—	470,220

Bonds	—	21,461,610	—	21,461,610

Derivative instruments:
Cross-currency swap	—	733,232	—	733,232
Interest rate swap	—	134,624	—	134,624
U.S Treasury futures	—	8,696	—	8,696
Cross-currency forward contracts	—	232	—	232

	—	876,784	—	876,784

Total financial liabilities at fair value	—	22,808,614	—	22,808,614

At December 31, 2017

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	1,588,857	—	—	1,588,857

Non-U.S. governments and government entities bonds	106,812	—	—	106,812

Financial institutions and corporate securities:
Commercial paper	3,146,896	—	—	3,146,896
Certificate of deposits	2,065,830	—	—	2,065,830
Bonds	1,605,236	—	—	1,605,236
Collateralized mortgage obligation	375,733	—	—	375,733
Liquidity funds	305,627	—	—	305,627

	7,499,322	—	—	7,499,322

Sub-total financial assets at fair value	9,194,991	—	—	9,194,991

loans	—	49,007	—	49,007

Derivative instruments:
Cross-currency swap	—	495,694	—	495,694
Interest rate swap	—	31,272	—	31,272
U.S Treasury futures	—	5,488	—	5,488
Cross-currency forward contracts	—	214	—	214

	—	532,668	—	532,668

Total financial assets at fair value	9,194,991	581,675	—	9,776,666

Liabilities:
Borrowings	—	550,563	—	550,563

Bonds	—	19,559,372	—	19,559,372

Derivative instruments:
Cross-currency swap	—	458,576	—	458,576
Interest rate swap	—	94,912	—	94,912
U.S Treasury futures	—	35	—	35
Cross-currency forward contracts	—	71	—	71

	—	553,594	—	553,594

Total financial liabilities at fair value	—	20,663,529	—	20,663,529

At December 31, 2016

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	1,867,916	—	—	1,867,916
Non-U.S. governments and government entities bonds	236,945	—	—	236,945
Financial institutions and corporate securities:
Commercial paper	3,005,618	—	—	3,005,618
Certificate of deposits	2,257,292	—	—	2,257,292
Bonds	1,233,530	—	—	1,233,530
Collateralized mortgage obligation	336,041	—	—	336,041
Liquidity funds	330,611	—	—	330,611

	7,163,092	—	—	7,163,092

Sub-total financial assets at fair value	9,267,953	—	—	9,267,953

Loans	—	37,196	—	37,196

Derivative instruments:
Interest rate swap	—	61,657	—	61,657
Cross-currency swap	—	56,238	—	56,238
U.S Treasury futures	—	318	—	318
Cross-currency forward contracts	—	140	—	140

	—	118,353	—	118,353

Total financial assets at fair value	9,267,953	155,549	—	9,423,502

Liabilities:
Borrowings	—	535,514	—	535,514

Bonds	—	16,738,156	—	16,738,156

Derivative instruments:
Interest rate swap	—	78,076	—	78,076
Cross-currency swap	—	942,965	—	942,965
U.S Treasury futures	—	26	—	26
Cross-currency forward contracts	—	225	—	225

	—	1,021,292	—	1,021,292

Total financial liabilities at fair value	—	18,294,962	—	18,294,962

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		December 31,
		2018		2017		2016
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	127,355	127,355	61,294	61,294	72,403	72,403
Deposits with banks	1	2,594,312	2,594,312	2,001,766	2,001,766	1,652,367	1,652,367
Other investments	1	658,750	658,750	1,453,869	1,453,869	996,554	996,554
Loans, net	2	24,869,314	24,871,974	23,414,311	23,415,830	21,780,453	21,784,619
Accrued interest and commissions receivable	2	523,098	523,098	427,702	427,702	345,115	345,115
Derivate related collateral	1	735,955	735,955	417,547	417,547	904,902	904,902
Financial liabilities:
Deposits	2	3,210,545	3,210,545	2,950,143	2,950,143	3,098,883	3,098,883
Commercial paper	2	641,295	641,295	1,770,676	1,770,676	2,112,717	2,112,717
Borrowings, net	2	814,049	817,727	866,702	867,601	885,952	888,029
Bonds, net	2	158,483	159,131	159,255	160,037	407,150	408,140
Accrued interest payable	2	394,232	394,232	314,660	314,660	281,058	281,058
Derivate related collateral	1	—	—	139,397	139,397	187	187

The following methods and assumptions were used to estimate the fair value of those financial instruments not accounted for at fair value:

•

Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper, accrued interest payable, derivate related collateral, receivable from investment securities sold and payable for investment securities purchased: The carrying amounts approximate fair value because of the short maturity of these instruments.

•

Loans: CAF is one of the few institutions that grant loans for development projects in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined by using the current variable interest rate for similar loans. The fair value of impaired loans is estimated on the basis of discounted cash flows.

•

Equity investments: CAF elected a practical expedient exception to fair value measurement on its direct investments in equity securities of companies without a readily determinable fair value under ASU 2016-01 and measured those investments at cost, less impairment plus or minus observable price changes of an identical or similar instrument of the same issuer. At December 31, 2018, the carrying amount of those investments was US$ 57,983, and the effects of the impairment were recognized in the statements of comprehensive income and the changes in observable prices were not material to the financial statements. In addition, as of December 31, 2018, investments in funds without a readily determinable fair value, with carrying amount of US$ 378,174, are accounted for at fair value applying the practical expedient, using the net asset value per share or unit.

CAF’s equity investments in other entities accounted for at cost reached US$ 397,357 and US$ 348,179 at December 31, 2017 and 2016, did not have available market price quotations and it was impracticable to determine the fair value of these investments without incurring excessive cost.

•

Bonds and borrowings: For CAF’s bonds issued and medium and long term borrowings, fair value is determined using a discounted cash flow technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those financial instrument are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation methodology.

During 2018, 2017 and 2016, there were no transfers between levels 1, 2 and 3.

21.	GAIN (LOSSES) ON CHANGES IN FAIR VALUE RELATED TO FINANCIAL INSTRUMENTS

The gains (losses) on changes in fair value of marketable securities—trading, cross-currency swaps and financial liabilities carried at fair value under the fair value option are as follows:

	Year ended December 31, 2018
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Cross-currency swaps:
Marketable securities—trading	268	(664)	(396)
Bonds	(610,626)	609,740	(886)
Loans	826	2,503	3,329
Borrowings	(8,800)	7,165	(1,635)

	(618,332)	618,744	412

	Year ended December 31, 2017
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Cross-currency swaps:
Marketable securities—trading	(293)	(303)	(596)
Bonds	907,482	(905,616)	1,866
Loans	(55)	(3,754)	(3,809)
Borrowings	16,711	(14,246)	2,465

	923,845	(923,919)	(74)

	Year ended December 31, 2016
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Marketable securities—trading	24	967	991
Bonds	(176,885)	168,930	(7,955)
Loans	(3,197)	3,287	90
Borrowings	(3,684)	3,239	(445)

	(183,742)	176,423	(7,319)

In addition, during the years ended December 31, 2018, 2017 and 2016, CAF recorded net gains of US$ 92, US$ 4,375 and losses of US$ 6,130, respectively, related to changes in fair value of futures and forwards and changes in fair value of the U.S. Treasury Notes.

22.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	December 31,
	2018	2017	2016
Loan commitments subscribed — eligibles	4,884,248	5,448,998	5,622,081
Lines of credit	4,014,161	3,593,234	4,104,214
Loan commitments subscribed — non eligibles	1,822,170	1,464,000	1,896,500
Guarantees	165,294	176,642	185,435
Equity investments agreements subscribed	133,582	167,182	224,185
Letters of credit	1,168	3,754	12,050

These commitments and contingencies arose from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the balance sheets when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being disbursed. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash requirements. Also, based on experience, portions of the loan commitments are disbursed on average two years after the signing of the loan agreement.

The lines of credit are extended to financial and corporate institutions as a facility to grant short term loans basically to finance working capital and international trade activities.

Guarantees mature as follows:

	December 31,
	2018	2017	2016
Less than one year	21,670	17,391	8,047
Between one and two years	—	15,000	32,582
Between three and five years	34,649	—	—
Over five years	108,975	144,251	144,806

	165,294	176,642	185,435

To the best knowledge of CAF’s management, CAF is not involved in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

23.	ADMINISTRATIVE EXPENSES

For the years ended December 31, 2018, 2017 and 2016, the details of administrative expenses are as follows:

	2018	2017	2016
Salaries and employee benefits	106,405	101,710	91,763
Professional fees, seminars and other expenses	20,394	18,799	21,448
Logistics and infrastructure	17,423	17,300	16,389
Telecommunications and technology	14,066	12,326	11,373

	158,288	150,135	140,973

24.	SPECIAL FUNDS AND OTHER FUNDS UNDER MANAGEMENT

CAF, as a multilateral financial institution, acts as administrator of several funds owned by third-parties and CAF’s stockholders’ special funds, created to promote technical and financial cooperation, sustainable human development, and management of poverty relief funds in stockholder countries.

The stockholders’ special funds contribute to regional integration and sustainable development through capacity building, increased domestic and international exchanges, generation and use of knowledge, as well as training human resources and fortifying institutions. The stockholders’ special funds are governed by the provisions of the Constitutive Agreement and any other provisions that may be established by the Board of Directors.

The Stockholders’ Assembly of CAF approves a maximum amount to be contributed to stockholders’ special funds during the fiscal year and to recognize these contributions as expenses. The Executive President by delegation of the Stockholders’ Assembly of CAF may authorize, up to the maximum approved amount, the amounts that will be contributed during the current period, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds.

The resources of the stockholders’ special funds, that come from a contribution by CAF, are completely independent from the resources of CAF and are thus so maintained, accounted for, presented, utilized, invested, committed and otherwise disposed of. With regard to the use of the stockholders’ special funds, the financial responsibility of CAF, as administrator, is limited to the net assets of each of the constituted stockholders’ special funds. CAF has no residual interest in the net assets of the stockholders’ special funds.

In March 2018, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 92,000 to some stockholders’ special funds for the year ended December 31, 2018. Subsequently, during the year ended December 31, 2018, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, authorized the contributions of US$ 70,000, US$ 16,743, and US$ 1,087 to Compensatory Financing Fund (FFC), Technical Cooperation Fund (FCT), and Human Development Fund (FONDESHU), respectively. For the year ended December 31, 2018, CAF recognized US$ 87,830 as an expense and, at December 31, 2018 recognized an unconditional obligation (accounts payable) for US$ 36,872 which was paid in January 2019.

In March 2017, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 92,064 to some stockholders’ special funds for the year ended December 31, 2017. Subsequently, during the year ended December 31, 2017, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, authorized the contributions of US$ 68,000, US$ 22,064 and US$ 2,000 to FFC, FCT and FONDESHU, respectively. For the year ended December 31, 2017, CAF recognized US$ 92,064 as an expense and, at December 31, 2017 recognized an unconditional obligation (accounts payable) for US$ 36,967 which was paid in January 2018.

In March 2016, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 72,000 to some stockholders’ special funds for the year ended December 31, 2016. Subsequently, the Executive President directly or by delegation based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds authorized the contributions of US$ 36,000, US$ 20,000, US$ 10,000 and US$ 2,000 to FFC, FCT, FONDESHU, Fund for the Development of Small and Medium Enterprise (FIDE), respectively. For the year ended December 31, 2016, CAF recognized US$ 68,000 as an expense and at December 31, 2016 recognized an unconditional obligation (accounts payable) for US$ 22,500 which was paid in January 2017.

At December 31, 2018, 2017 and 2016, managed funds net assets are US$ 428,787, 408,258 and US$ 418,536, respectively. The balances of these funds are as follows:

	December 31.
	2018	2017	2016
Compensatory Financing Fund (FFC) (1)	255,999	247,259	258,343
Fund for the Development of Small and Medium Enterprises (FIDE)	61,430	61,827	62,526
Technical Cooperation Fund (FCT)	48,248	45,844	42,839
Human Development Fund (FONDESHU)	8,875	9,496	10,186
Latin american Carbon, Clean Alternative Energies Progam (PLAC)	—	—	5,712
Others non related with stockholders’ special funds	54,235	43,832	38,930

(1)

FFC was created by CAF’s stockholders for the purpose of compensating a portion of the interest costs of certain loans granted by CAF to finance economic and social infrastructure projects. For the years ended December 31, 2018, 2017 and 2016, FFC compensated interest amounting to US$ 83,932, US$ 82,765 and US$ 75,460, respectively, which amounts are included in interest income — loans in the statements of comprehensive income.

25.	SEGMENT REPORTING

Management has determined that CAF has only one operating and reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate on the basis of the nature of the products or services provided the preparation process, or the method for providing services among individual countries.

For the years ended December 31, 2018, 2017 and 2016, loans made to or guaranteed by four countries individually generated in excess, of 10% of interest income on loans, as follows:

	2018	2017	2016
Argentina	150,099	110,364	92,253
Ecuador	149,204	121,071	100,268
Venezuela	146,693	115,277	96,861
Bolivia	112,655	86,807	67,749

	558,651	433,519	357,131

26.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2019, the date of issue of these financial statements. As a result of this evaluation, management has determined that there are no subsequent events that require a disclosure in these financial statements for the year ended December 31, 2018, except for:

•	On January 30, 2019, CAF issued bonds for EUR 750,000,000, 0.625% due 2024, under its Medium Term Notes Programme.

•	On February 11, 2019, CAF issued bonds for US$ 1,250,000,000, 3.250% due 2022, under its registration statement filed with the U.S. Securities and Exchange Commission.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Balance Sheets

As of March 31, 2019 and December 31, 2018

(In thousands of U.S. dollars)

	NOTES	March 31, 2019	December 31, 2018
ASSETS
Cash and due from banks		180,061	127,355
Deposits with banks		3,037,266	2,594,312

Cash and deposits with banks		3,217,327	2,721,667

Marketable securities:
Trading	3 and 14	10,346,120	9,654,956
Other investments		887,719	658,750
Loans (US$ 73,230 and US$ 74,402 at fair value as of March 31, 2019 and December 31, 2018)	4 and 14	24,607,700	25,111,387
Less loan commissions, net of origination costs		100,798	102,823
Less allowance for loan losses	4	64,877	64,848

Loans, net		24,442,025	24,943,716

Accrued interest and commissions receivable		596,747	523,098
Equity investments		458,679	459,667
Derivative financial instruments	13 and 14	213,717	184,805
Property and equipment, net		104,923	106,046
Other assets	5	589,494	761,542

TOTAL		40,856,751	40,014,247

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	6	1,456,620	3,210,545
Commercial paper	7	852,517	641,295
Borrowings (US$ 467,040 and US$ 470,220 at fair value as of March 31, 2019 and December 31, 2018)	8 and 14	1,343,750	1,284,269
Bonds (US$ 23,546,571 and US$ 21,461,610 at fair value as of March 31, 2019 and December 31, 2018)	9 and 14	23,703,962	21,620,093
Accrued interest payable		429,851	394,233
Derivative financial instruments	13 and 14	807,268	876,784
Accrued expenses and other liabilities	10	164,052	123,628

Total liabilities		28,758,020	28,150,847

STOCKHOLDERS EQUITY:
Subscribed capital		8,056,525	7,989,620
Less callable capital portion		1,589,660	1,589,660
Less capital subscriptions receivable		1,265,400	1,233,240

Paid-in capital		5,201,465	5,166,720

Additional paid-in capital		3,659,064	3,595,133
Reserves		3,101,547	2,877,970
Retained earnings		136,655	223,577

Total stockholders’ equity		12,098,731	11,863,400

TOTAL		40,856,751	40,014,247

See accompanying notes to the unaudited condensed interim financial information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2019 and 2018

(In thousands of U.S. dollars)

	NOTES	2019	2018
Interest income:
Loans		296,817	220,402
Investments and deposits with banks	3	126,341	46,451
Loan commissions		8,284	9,255

Total interest income		431,442	276,108

Interest expense:
Bonds		225,213	151,136
Deposits		13,995	11,108
Commercial paper		6,336	4,107
Borrowings		12,024	9,326
Commissions		1,830	3,855

Total interest expense		259,398	179,532

Net interest income		172,044	96,576
(Credit) provision for loan losses	4	(1,370)	9,286

Net interest income, after provision for loan losses		173,414	87,290

Non-interest income:
Other commissions		1,375	1,133
Dividends and equity in earnings of investees		223	596
Other income		950	498

Total non-interest income		2,548	2,227

Non-interest expenses:
Administrative expenses		34,923	37,990
Other expenses		5,883	355

Total non-interest expenses		40,806	38,345

Net income before unrealized changes in fair value related to financial instruments and Contributions to Stockholders’ Special Funds		135,156	51,172
Unrealized changes in fair value related to other financial instruments	15	1,569	1,296

Net income before Contributions to Stockholders’ Special Funds		136,725	52,468
Contributions to Stockholders’ Special Funds	11	70	2,593

Net income		136,655	49,875

Other comprehensive income:
Unrecognized changes in assets/ liabilities under benefit pension plan		—	—
Amortization of defined benefit pension items		—	—

Total comprehensive income		136,655	49,875

See accompanying notes to the unaudited condensed interim financial information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Stockholders’ Equity

For the three-month periods ended March 31, 2019 and 2018

(In thousands of U.S. dollars)

			Reserves
	Paid-in capital	Additional paid-in capital	General reserve	Article N° 42 of the Constitutive Agreement	Total reserves	Retained earnings	Total stockholders’ equity
BALANCES AT DECEMBER 31, 2017	4,984,295	3,259,471	2,316,071	485,500	2,801,571	76,399	11,121,736
Capital increase	37,030	68,135	—	—	—	—	105,165
Net income	—	—	—	—	—	49,875	49,875
Appropriated for general reserve	—	—	63,699	—	68,699	(68,699)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	—	—	—	7,700	7,700	(7,700)	—

BALANCES AT MARCH 31, 2018	5,021,325	3,327,606	2,384,770	493,200	2,877,970	49,875	11,276,776

BALANCES AT DECEMBER 31, 2018	5,166,720	3,595,133	2,384,770	493,200	2,877,970	223,577	11,863,400
Capital increase	34,745	63,931	—	—	—	—	98,676
Net income	—	—	—	—	—	136,655	136,655
Appropriated for general reserve	—	—	201,177	—	201,177	(201,177)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	—	—	—	22,400	22,400	(22,400)	—

BALANCES AT MARCH 31, 2019	5,201,465	3,659,064	2,585,947	515,600	3,101,547	136,655	12,098,731

See accompanying notes to the unaudited condensed interim financial information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Cash Flows

For the three-month periods ended March 31, 2019 and 2018

(In thousands of U.S. dollars)

	NOTE	2019	2018
OPERATING ACTIVITIES:
Net income		136,655	49,875
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized gains on trading securities		(31,025)	(3,812)
Amortization of loan commissions, net of origination costs		(3,318)	(3,737)
(Credit) provision for loan losses	4	(1,370)	9,286
Impairment charge for equity investments		11	—
Equity in losses of investees		1,668	—
Amortization of deferred charges		771	1,158
Depreciation of property and equipment		1,381	1,838
Provision for employees’ severance benefits		3,515	3,556
Provision for employees’ savings plan		237	290
Unrealized changes in fair value related to other financial instruments		(1,569)	(1,296)
Net changes in operating assets and liabilities:
Severance benefits paid or advanced		(2,940)	(1,334)
Employees’ savings plan paid or advanced		(873)	(375)
Trading securities, net		(589,730)	(225,758)
Interest and commissions receivable		(73,649)	7,985
Other assets		(5,734)	(3,521)
Accrued interest payable		35,618	(2,823)
Accrued expenses and other liabilities		(36,302)	(32,504)

Total adjustments and net changes in operating assets and liabilities		(703,309)	(251,047)

Net cash used in operating activities		(566,654)	(201,172)

INVESTING ACTIVITIES:
Purchases of other investments		(1,133,822)	(343,665)
Maturities of other investments		904,853	892,786
Loan origination and principal collections, net		508,012	462,920
Equity investments, net		(691)	(6,170)
Purchases of property and equipment, net		(258)	(3,917)

Net cash provided by investing activities		278,094	1,001,954

Carried forward,		(288,560)	800,782

See accompanying notes to the unaudited condensed interim financial information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Cash Flows

For the three-month periods ended March 31, 2019 and 2018

(In thousands of U.S. dollars)

	2019	2018
Brought forward,	(288,560)	800,782

FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(1,753,925)	201,699
Proceeds from commercial paper	762,000	120,000
Repayment of commercial paper	(550,778)	(910,420)
Net decrease in derivative-related collateral	182,051	29,937
Proceeds from issuance of bonds	2,109,099	1,526,335
Repayment of bonds	(117,822)	(1,886,146)
Proceeds from borrowings	61,963	105,145
Repayment of borrowings	(7,044)	(6,747)
Proceeds from issuance of shares	98,676	105,165

Net cash provided by (used in) financing activities	784,220	(715,032)

NET INCREASE IN CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS	495,660	85,750
CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT BEGINNING OF THE PERIOD	2,721,667	2,063,060

CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT END OF THE PERIOD	3,217,327	2,148,810

SUPPLEMENTAL DISCLOSURE:
Interest paid during the period	218,084	172,329

NON-CASH FINANCING ACTIVITIES:
Changes in derivative financial instruments assets	28,912	(69,997)

Changes in derivative financial instruments liabilities	69,516	(45,801)

See accompanying notes to the unaudited condensed interim financial information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of March 31, 2019 and December 31, 2018

and for the three-month periods ended March 31, 2019 and 2018

(In thousands of U.S. dollars)

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its Constitutive Agreement. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “C” stockholder countries are: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. In addition, there are 13 banks which are Series “B” stockholders. CAF is headquartered in Caracas and has offices in Asuncion, Bogota, Brasilia, Buenos Aires, Mexico City, Panama City, La Paz, Lima, Madrid, Montevideo, Port of Spain and Quito.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping stockholder countries diversify their economies, and become more competitive and responsive to social needs.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF´s policies and strategies.

CAF raises funds to finance its operations from sources both within and outside its stockholder countries.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation – The condensed interim financial information as of March 31, 2019 and December 31, 2018 and for the three-month periods ended March 31, 2019 and 2018 is unaudited and has been prepared, in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such condensed interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2019 are not necessarily an indication of the results to be expected for the full year 2019.

This condensed interim financial information should be read in conjunction with CAF’s audited financial statements as of and for the years ended December 31, 2018, 2017 and 2016 and the notes thereto.

For a detailed discussion about CAF´s significant accounting policies, refer to Note 2 of the audited financial statements as of and for the years ended December 31, 2018, 2017 and 2016. During the three-month period ended March 31, 2019, there were no significant updates to CAF´s significant accounting policies.

3.	MARKETABLE SECURITIES

Trading

A summary of trading securities follows:

	March 31, 2019		December 31, 2018
	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	1,880,086	1.94	1,799,690	1.86

Non-U.S. governments and government entities bonds	286,613	1.23	243,581	1.31

Financial institutions and corporate securities:
Commercial paper	3,653,972	0.14	3,371,479	0.13
Certificates of deposits	2,023,796	0.19	1,707,010	0.19
Bonds	1,842,961	2.54	1,856,325	2.52
Collateralized mortgage obligation	336,659	3.91	352,643	4.03
Liquidity funds	322,033	1.00	324,228	1.00

	8,179,421	0.88	7,611,685	0.91

Marketable securities	10,346,120	1.08	9,654,956	1.08

The fair value of trading securities include net unrealized gains of US$ 31,025 and US$ 3,811 at March 31, 2019 and 2018, respectively.

Net realized gains and losses from trading securities of US$ 71,206 and US$ 17,340 at March 31, 2019 and 2018, respectively, are included in the statements of comprehensive income as part of Interest income-Investments and deposits with banks.

Maturity of trading securities follows:

	March 31, 2019	December 31, 2018
Remaining maturities:
Less than one year	6,701,617	6,032,574
Between one and two years	2,043,482	1,964,737
Between two and three years	691,997	649,114
Between three and four years	471,765	568,404
Between four and five years	246,701	305,809
Over five years	190,558	134,318

	10,346,120	9,654,956

4.	LOANS

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

	March 31, 2019	December 31, 2018
Stockholder country:
Argentina	3,578,553	3,577,715
Barbados	81,633	84,014
Bolivia	2,524,600	2,562,869
Brazil	1,802,747	1,694,502
Chile	399,850	425,000
Colombia	2,803,453	2,840,345
Costa Rica	86,239	88,795
Dominican Republic	198,725	206,515
Ecuador	3,599,682	3,586,804
Mexico	130,000	530,000
Panama	1,803,830	1,900,354
Paraguay	472,318	466,200
Peru	2,025,707	2,039,674
Trinidad & Tobago	600,000	600,000
Uruguay	984,369	994,685
Venezuela	3,514,667	3,514,102

Total	24,606,373	25,111,574
Fair value adjustments	1,327	(187)

Loans	24,607,700	25,111,387

Fair value adjustments of loans represent mainly adjustments to the amount of loans for which the fair value option is elected.

At March 31, 2019 and December 31, 2018, loans denominated in other currencies were granted for an equivalent of US$ 35,422 and US$ 30,155, respectively, principally in Peruvian nuevos soles, Colombian pesos, Uruguayan pesos and Bolivian bolivianos. At March 31, 2019 and December 31, 2018, fixed interest rate loans amounted to US$ 116,040 and US$ 134,104, respectively.

Loans classified by public sector and private sector borrowers are as follows:

	March 31, 2019	December 31, 2018
Public sector	21,336,747	21,571,079
Private sector	3,269,626	3,540,495

	24,606,373	25,111,574

The weighted average yield of the loan portfolio is shown below:

	March 31, 2019		December 31, 2018
	Amount	Weighted average yield (%)	Amount	Weighted average yield (%)
Loans	24,606,373	4.61	25,111,574	4.43

Loans by industry segments are as follows:

	March 31, 2019		December 31, 2018
	Amount	%	Amount	%
Electricity, gas and water supply	7,749,827	32	7,853,261	31
Transport, warehousing and communications	7,247,646	29	7,288,024	29
Social and other infrastructure programs	6,757,154	27	6,473,592	26
Financial services — Commercial banks	1,979,769	8	2,141,810	9
Financial services — Development banks	528,465	2	999,466	4
Agriculture, hunting and forestry	144,292	1	151,551	1
Manufacturing industry	86,762	—	91,413	—
Others	112,458	1	112,457	—

	24,606,373	100	25,111,574	100

Loans mature as follows:

	March 31, 2019	December 31, 2018
Remaining maturities:
Less than one year	4,896,539	5,327,009
Between one and two years	2,589,099	2,638,910
Between two and three years	2,422,462	2,399,462
Between three and four years	2,364,405	2,416,173
Between four and five years	2,261,095	2,169,924
Over five years	10,072,773	10,160,096

	24,606,373	25,111,574

The loan portfolio classified based on the type of credit risk is as follows:

	March 31, 2019	December 31, 2018
Sovereign guaranteed	20,482,125	20,737,233
Non-sovereign guaranteed	4,124,248	4,374,341

	24,606,373	25,111,574

Loan portfolio quality

The loan portfolio quality indicators and the related amounts are presented below:

	March 31, 2019	March 31, 2018
During the period CAF recorded the following transactions:
Loans written-off	0	12,000
Purchases of loan portfolio	0	0
Sales of loan portfolio	8,000	0

	March 31, 2019	December 31, 2018
CAF presented the following amounts and quality indicators as of the end of the period / year:
Non-accrual loans	111,294	112,695
Impaired loans	111,294	112,695
Troubled debt restructured	0	0
Overdue loans	175,399	124,286
Allowance for loan losses as a percentage of loan portfolio	0.26%	0.26%
Non-accrual loans as a percentage of loan portfolio	0.45%	0.45%
Overdue loan principal as a percentage of loan portfolio	0.71%	0.49%

As of March 31, 2019, there are outstanding overdue amounts from Venezuela totaling US$ 249,829, comprising, US$ 175,399 of principal and US$ 74,430 of interest and commissions. Those amounts were originally due between December 7, 2018 and February 25, 2019.

At December 31, 2018, there were outstanding overdue amount from Venezuela totaling US$ 182,776 comprising, US$ 124,286 of principal and US$ 58,490 of interest and commissions. Those amounts were originally due between December 7, 2018 and December 28, 2018.

In January 2019, CAF received payments for US$ 6,133 related to outstanding overdue interest at December 31, 2018; in addition, in April 2019, CAF received payments for the total amount of outstanding overdue loans and interest at March 31, 2019.

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At March 31, 2019 and December 31, 2018, CAF had loans of this nature amounting to US$ 352,588 and US$ 366,048, respectively; whereby other financial institutions provided funds for US$ 204,602, and US$ 208,761, respectively.

Allowance for Loan Losses

Changes in the allowance, the balance for loan losses over the outstanding amounts of loans, individually and collectively evaluated, are presented below:

	For the three-month periods ended March 31,
	2019			2018
	Credit risk			Credit risk
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Balances at beginning of period	36,715	28,133	64,848	35,239	31,986	67,225
(Credit) provision for loan losses	(23)	(1,347)	(1,370)	797	8,489	9,286
Loans written-off	—	—	—	—	(12,000)	(12,000)
Recoveries	—	1,399	1,399	—	839	839

Balances at end of period	36,692	28,185	64,877	36,036	29,314	65,350

	March 31, 2019			December 31, 2018
	Sector			Sector
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Allowance:
Individually evaluated for loan losses	—	28,185	28,185	—	28,133	28,133
Collectively evaluated for loan losses	36,692	—	36,692	36,715	—	36,715

	36,692	28,185	64,877	36,715	28,133	64,848

	March 31, 2019			December 31, 2018
	Sector			Sector
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Loans:
Individually evaluated for loan losses	—	4,124,248	4,124,248	—	4,374,341	4,374,341
Collectively evaluated for loan losses	20,482,125	—	20,482,125	20,737,233	—	20,737,233

	20,482,125	4,124,248	24,606,373	20,737,233	4,374,341	25,111,574

5.	OTHER ASSETS

A summary of other assets follows:

	March 31, 2019	December 31, 2018
Derivative-related collateral	558,944	735,955
Intangible assets, net	10,038	10,169
Other	20,512	15,418

	589,494	761,542

6.	DEPOSITS

A summary of deposits follows:

	March 31, 2019	December 31, 2018
Demand deposits	74,027	72,007
Time deposits:
Less than one year	1,382,593	3,138,538

	1,456,620	3,210,545

At March 31, 2019 and December 31, 2018, the weighted average cost was 2.99 % and 1.91%, respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits denominated in other currencies amounted to an equivalent of US$ 203 and US$ 457,848 at March 31, 2019 and December 31, 2018, respectively.

7.	COMMERCIAL PAPER

At March 31, 2019 and December 31, 2018, the outstanding amount of commercial paper issued by CAF, amounts to US$ 852,517, and US$ 641,295, respectively, these amounts mature in 2019. At March 31, 2019 and December 31, 2018, the weighted average cost was 2.76 % and 1.94%, respectively.

8.	BORROWINGS

A summary of borrowings by currency follows:

	March 31, 2019	December 31, 2018
U.S. dollars	1,218,909	1,158,009
Euros	100,356	106,628
Peruvian nuevo soles	23,202	22,828
Other	1,928	2,039

	1,344,395	1,289,504
Fair value adjustments	146	(4,415)
Less debt issuance costs	791	820

Carrying value of borrowings	1,343,750	1,284,269

At March 31, 2019 and December 31, 2018, the fixed interest-bearing borrowings amounted to US$ 467,432 and US$ 467,169, respectively. At March 31, 2019 and December 31, 2018, the weighted average interest rate after considering the impact of interest rate swaps was 3.64% and 3.14%, respectively.

Borrowings, by remaining maturities, are summarized below:

	March 31, 2019	December 31, 2018
Remaining maturities:
Less than one year	185,944	181,505
Between one and two years	392,183	392,356
Between two and three years	159,217	155,327
Between three and four years	134,844	130,031
Between four and five years	128,708	122,532
Over five years	343,499	307,753

	1,344,395	1,289,504

Some borrowings agreements contains covenants requiring the use of the proceeds for specific purposes or projects.

At March 31, 2019 and December 31, 2018, there were unused term credit facilities amounting to US$ 946,791 and US$ 782,691, respectively.

9.	BONDS

An analysis of outstanding bonds follows:

	March 31, 2019			December 31, 2018
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (period end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)
U.S. dollars	10,482,541	10,482,541	4.71	9,235,275	9,235,275	6.71
Euro	7,803,197	7,285,394	2.87	6,952,140	6,574,568	1.81
Swiss francs	2,465,621	2,360,149	2.60	2,465,629	2,388,454	2.60
Australian dollars	1,041,752	933,551	3.63	1,041,899	925,405	3.63
Hong Kong dollars	757,301	748,653	1.90	757,299	750,575	1.90
Norwegian kroner	622,501	487,115	3.26	622,500	481,895	3.26
Japanese yen	235,400	216,567	3.49	347,422	308,250	4.20
Colombian pesos	283,283	246,963	3.64	283,283	241,991	2.38
Mexican pesos	254,795	222,268	3.63	254,725	219,228	3.64
Indonesian Rupee	75,000	72,604	2.59	75,000	70,984	2.02
Brazilian Real	68,701	56,222	2.02	68,701	56,805	2.38
Peruvian nuevos soles	53,378	53,334	4.44	53,378	52,476	4.44
South African rand	37,775	40,864	2.38	37,773	40,881	2.79
Turkish lira	64,471	34,417	2.38	64,467	36,425	3.63
Indian Rupee	31,891	30,913	2.79	31,891	30,572	2.59
Canadian dollars	30,394	29,938	3.19	30,395	29,295	3.19
Uruguayan pesos	4,774	4,774	—	—	—	—

	24,312,775	23,306,267		22,321,777	21,443,079

Fair value adjustments		415,843			195,441
Less debt issuance costs		18,148			18,427

Carrying value of bonds		23,703,962			21,620,093

A summary of the bonds issued, by remaining maturities at original exchange rate, follows:

	March 31, 2019	December 31, 2018
Remaining maturities:
Less than one year	2,309,831	2,291,645
Between one and two years	4,124,496	3,906,435
Between two and three years	5,165,067	3,154,929
Between three and four years	2,626,860	2,685,947
Between four and five years	3,376,856	3,202,716
Over five years	6,709,665	7,080,105

	24,312,775	22,321,777

At March 31, 2019 and December 31, 2018, fixed interest rate bonds amounted to US$ 24,227,010 and US$ 22,229,968, respectively, of which US$ 13,842,914 and US$ 13,095,772, respectively, are denominated in other currencies.

There were no bonds repurchased during the three-month periods ended March 31, 2019 and 2018.

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	March 31, 2019	December 31, 2018
Employees’ severance benefits and savings plan	79,863	82,273
Payable for investment securities purchased	71,747	—
Derivatives related collateral	5,040	—
Provision for contingencies	1,265	1,414
Contributions to Stockholders´ Special Funds	70	36,872
Other liabilities	6,067	3,069

	164,052	123,628

11.	CONTRIBUTIONS TO STOCKHOLDERS’ SPECIAL FUNDS

In March 2019, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 130,000 to some stockholders’ special funds for 2019. Subsequently, during the three-month period ended March 31, 2019, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders´ special funds, authorized the contributions of US$ 70 to Technical Cooperation Fund (FCT). For the three-month period ended March 31, 2019, CAF recognized US$ 70 as an expense and, at March 31, 2019 recognized an unconditional obligation (accounts payable) for US$ 70 which was paid in April 2019.

In March 2018, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 92,000 to some stockholders’ special funds for 2018. Subsequently, during the three-month period ended March 31, 2018, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders´ special funds, authorized the contributions of US$ 2,193 and US$ 400 to FCT and Human Development Fund (FONDESHU), respectively. For the three-month period ended March 31, 2018, CAF recognized US$ 2,593 as an expense and, at March 31, 2018 recognized an unconditional obligation (accounts payable) for US$ 2,593 which was paid in April 2018.

12.	TAX EXEMPTIONS

Pursuant to its Constitutive Agreement CAF is exempt, in all of its Member Countries, from all taxes on income, properties and other assets as well as from any liability related to the payment, withholding or collection of any taxes. The term “Member Country” is defined in Article 3 of CAF’s General Regulations as any shareholder country holding at least one Series “A” share that, either is a signatory to the Constitutive Agreement or, being of Latin America or the Caribbean, has adhered to it. At March 2019 and December 2018, the Member Countries are Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela.

CAF has entered into bilateral agreements with its other shareholder countries providing for tax exemptions substantially similar to those granted to it by the Member Countries.

13.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

The market risk associated with interest rate and foreign currency risk is managed by swapping marketable securities — trading, loans, borrowings and bonds, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments to offset the economic changes in value of specifically identified marketable securities — trading, loans, borrowings and bonds.

Derivative financial instruments held by CAF consist of interest rate swaps designated as fair value hedges of specifically identified loans, bonds or borrowings with fixed interest rates and denominated in U.S. dollars. Also, CAF enters into cross-currency and interest rate swaps as an economic hedge (derivative that is entered into to manage a risk but is not accounted as a hedge) for interest rate and foreign exchange risks related with marketable securities — trading, bonds, borrowings or loans denominated in currencies other than the U.S. dollar where CAF’s management elected to measure those liabilities and assets at fair value under the fair value option guidance.

When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

In order to reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly marked-to-market, and the party being the net obligor is required to post collateral when net mark to-market exposure exceeds certain predetermined thresholds. This collateral is in the form of cash.

CAF does not offset for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

CAF also utilizes futures derivatives instruments to reduce exposure to price risk. There are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts. Additionally, CAF utilizes forward contracts to reduce exposure to foreign currency risk.

The balance sheet details related to CAF’s derivative financial instruments are as follows:

	Derivative assets		Derivative liabilities
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Cross-currency swap	153,368	152,018	709,817	733,232
Interest rate swap	59,853	31,978	90,823	134,624
U.S Treasury futures	360	657	6,627	8,696
Cross-currency forward contracts	136	152	1	232

	213,717	184,805	807,268	876,784

The following table presents the notional amounts and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At March 31, 2019:
Loans	65,946	—	213	1,228
Loans	—	6,333	404	—
Borrowings	—	100,356	—	944
Borrowings	366,538	—	2,986	2,465
Bonds	—	13,838,140	152,964	708,873
Bonds	10,299,096	—	56,654	87,130

	10,731,580	13,944,829	213,221	800,640

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2018:
Loans	68,752	—	826	411
Loans	—	6,333	620	—
Borrowings	—	108,097	89	—
Borrowings	366,538	—	1,467	6,183
Bonds	—	13,095,772	151,309	733,232
Bonds	9,049,096	—	29,685	128,030

	9,484,386	13,210,202	183,996	867,856

The following table presents the notional amount and fair values of U.S. treasury futures and cross-currency forwards contracts:

At March 31, 2019

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until June 2019	Various	54,264	136

Futures long	Various	Until June 2019	Various	89,600	360

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Various	Various	3,079	(1)

Futures short	Various	Until June 2019	Various	1,433,600	(6,627)

At December 31, 2018

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until March 2019	Various	15,603	152

Futures short	Various	Until March 2019	Various	103,600	657

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Various	Various	24,572	(232)

Futures long	Various	Until March 2019	Various	1,336,600	(8,696)

The amount of collateral posted related to futures at March 31, 2019 and December 31, 2018, was US$ 11,917 and US$ 13,690, respectively. At March 31, 2019 and 2018, there were no collateral received related to futures.

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the effect of offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At March 31, 2019

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	213,221	(212,762)	(5,040)	(4,581)

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(800,640)	212,762	547,027	(40,851)

At December 31, 2018

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount

Swaps	183,996	(183,974)	—	22

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(867,856)	183,974	722,265	38,383

14.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each financial instrument is classified. Where appropriate, the description includes details of the valuation methodologies and the key inputs to those methodologies.

When available, CAF generally uses quoted prices in active markets to determine fair value.

If quoted market prices in active markets are not available, fair value is based upon internally developed valuation methodologies that use, where possible, current market-based or independently sourced market inputs, such as interest rates, currency rates, etc.

Where available, CAF may also make use of quoted prices in active markets for recent trading activity in positions with the same or similar characteristics to the financial instrument being valued. The frequency and size of trading activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed quoted prices from those markets.

The following valuation methodologies are used to estimate the fair value and determine the classification in the fair value hierarchy of CAF’s financial instruments:

•	Marketable securities: CAF uses quoted prices in active markets to determine the fair value of trading securities. These securities are classified in Level 1 of the fair value hierarchy.

•

Loans: The fair value of fixed rate loans is determined using a discounted cash flow technique using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

•

Derivative assets and liabilities: Derivative financial instruments transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated using market prices provided by an independent financial information services company, which are determined based on discounted cash flows using observable inputs. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

•

Bonds and borrowings: For CAF´s bonds issued and medium and long term borrowings, fair value is determined by using a discounted cash flow technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuation of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Bonds and borrowings are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation methodologies technique.

During the three-month period ended March 31, 2019 and the year ended December 31, 2018, there were no transfers between levels 1, 2 and 3.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis:

At March 31, 2019

	Level 1	Level 2	Level 3	Total

Assets:
Marketable Securities:
U.S. Treasury Notes	1,880,086	—	—	1,880,086

Non-U.S. governments and government entities bonds	286,613	—	—	286,613

Financial institutions and corporate securities:
Commercial paper	3,653,972	—	—	3,653,972
Certificate of deposits	2,023,796	—	—	2,023,796
Bonds	1,842,961	—	—	1,842,961
Collateralized mortgage obligation	336,659	—	—	336,659
Liquidity funds	322,033	—	—	322,033

	8,179,421	—	—	8,179,421

Sub-total financial assets at fair value	10,346,120	—	—	10,346,120

Loans	—	73,230	—	73,230

Derivative instruments:
Cross-currency swap	—	153,368	—	153,368
Interest rate swap	—	59,853	—	59,853
U.S Treasury futures	—	360	—	360
Cross-currency forward contracts	—	136	—	136

	—	213,717	—	213,717

Total financial assets at fair value	10,346,120	286,947	—	10,633,067

Liabilities:
Borrowings	—	467,040	—	467,040

Bonds	—	23,546,571	—	23,546,571

Derivative instruments:
Cross-currency swap	—	709,817	—	709,817
Interest rate swap	—	90,823	—	90,823
U.S Treasury futures	—	6,627	—	6,627
Cross-currency forward contracts	—	1	—	1

	—	807,268	—	807,268

Total financial liabilities at fair value	—	24,820,879	—	24,820,879

At December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	1,799,690	—	—	1,799,690
Non-U.S. governments and government entities bonds	243,581	—	—	243,581
Financial institutions and corporate securities:
Commercial paper	3,371,479	—	—	3,371,479
Certificate of deposits	1,707,010	—	—	1,707,010
Bonds	1,856,325	—	—	1,856,325
Collateralized mortgage obligation	352,643	—	—	352,643
Liquidity funds	324,228	—	—	324,228
	7,611,685	—	—	7,611,685
Sub-total financial assets at fair value	9,654,956	—	—	9,654,956
Loans	—	74,402	—	74,402
Derivative instruments:
Cross-currency swap	—	152,018	—	152,018
Interest rate swap	—	31,978	—	31,978
U.S Treasury futures	—	657	—	657
Cross-currency forward contracts	—	152	—	152
	—	184,805	—	184,805
Total financial assets at fair value	9,654,956	259,207	—	9,914,163
Liabilities:
Borrowings	—	470,220	—	470,220
Bonds	—	21,461,610	—	21,461,610
Derivative instruments:
Cross-currency swap	—	733,232	—	733,232
Interest rate swap	—	134,624	—	134,624
U.S Treasury futures	—	8,696	—	8,696
Cross-currency forward contracts	—	232	—	232
	—	876,784	—	876,784
Total financial liabilities at fair value	—	22,808,614	—	22,808,614

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		March 31, 2019		December 31, 2018
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	180,061	180,061	127,355	127,355
Deposits with banks	1	3,037,266	3,037,266	2,594,312	2,594,312
Other investments	1	887,719	887,719	658,750	658,750
Loans, net	2	24,368,795	24,370,123	24,869,314	24,871,974
Accrued interest and commissions receivable	2	596,747	596,747	523,098	523,098
Derivate related collateral	1	558,944	558,944	735,955	735,955

Financial liabilities:
Deposits	2	1,456,620	1,456,620	3,210,545	3,210,545
Commercial paper	2	852,517	852,517	641,295	641,295
Borrowings, net	2	876,710	879,997	814,049	817,727
Bonds, net	2	157,391	158,039	158,483	159,131
Accrued interest payable	2	429,851	429,851	394,233	394,233
Derivate related collateral	1	5,040	5,040	—	—
Payable for investment securities purchased	1	71,747	71,747	—	—

The following methodologies and input were used to estimate the fair value of those financial instruments, not accounted for at fair value:

•

Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper, accrued interest payable, derivate related collateral, receivable from investment securities sold and payable for investment securities purchased: The carrying amounts approximate fair value because of the short maturity of these instruments.

•

Loans: CAF is one of the few institutions that grants loans for development projects in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined by using the current variable interest rate for similar loans. The fair value of impaired loans is estimated on the basis of discounted cash flows.

•

Equity investments: The direct investments in equity securities of companies without a readily determinable fair value are measured at cost, less impairment plus or minus observable price changes of an identical or similar instrument of the same issuer. At March 31, 2019 and December 2018, the carrying amount of those investments amounted to US$ 57,983 and US$ 57,983, respectively, and the effects of impairment and the changes in observable prices for three-months ended March 31, 2019 amounting to US$ 11. For the three-months period ended March 31, 2018, there were no effects of impairment. In addition, at March 31, 2019 and December 2018, investments in funds without a readily determinable fair value, with carrying amount of US$ 377,462 and US$ 378,174, respectively, are accounted for at fair value applying the practical expedient, using the net asset value per share.

•

Bonds and borrowings: For CAF´s bonds issued and medium and long term borrowings, fair value is determined using a discounted cash flow technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread.

Those transactions are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation methodologies.

During the three-month period ended March 31, 2019 and the year ended December 2018 there were no transfers between levels 1, 2 and 3.

15.	GAIN (LOSSES) ON CHANGES IN FAIR VALUE RELATED TO OTHER FINANCIAL INSTRUMENTS

The gains (losses) on changes in fair value of marketable securities – trading, cross-currency swaps and financial liabilities carried at fair value under the fair value options are as follows:

	For the three-months period ended March 31, 2019
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Bonds	26,014	(24,724)	1,290
Loans	(216)	205	(11)
Borrowings	(1,033)	675	(358)

	24,764	(23,844)	921

	For the three-months period ended March 31, 2018
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Marketable securities — trading	(1,925)	1,923	(2)
Bonds	206,957	(205,035)	1,922
Loans	(1,088)	752	(337)
Borrowings	3,465	(3,195)	270

	207,408	(205,556)	1,852

In addition, during the three-month period ended March 31, 2019 and 2018, CAF recorded net gains of US$ 648 and net losses of US$ 556, respectively, related to changes in fair value of futures and forwards and changes in fair value of the U.S. Treasury Notes.

16.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	March 31, 2019	December 31, 2018
Loan commitments subscribed — eligibles	4,697,206	4,884,248
Lines of credit	4,649,957	4,014,161
Loan commitments subscribed — non eligibles	2,660,721	1,822,170
Guarantees	165,374	165,294
Equity investments agreements subscribed	125,218	133,582
Letters of credit	602	1,168

These commitments and contingencies arose from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the balance sheets when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being disbursed. Also, based on experience, portions of the loan commitments are disbursed on average two years after the signing of the loan agreement. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash requirements.

The lines of credit are extended to financial and corporate institutions as a facility to grant short term loans basically to finance working capital and international trade activities.

Guarantees mature as follows:

	March 31, 2019	December 31, 2018
Less than one year	21,750	21,670
Between one and five years	34,649	34,649
Over five years	108,975	108,975

	165,374	165,294

To the best knowledge of CAF’s management, CAF is not involved in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

17.	SEGMENT REPORTING

Management has determined that CAF has only one operating and reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate on the basis of the nature of the products or services provided, the preparation process, or the method for providing services among individual countries.

Loans made to or guaranteed by five countries individually generated in excess, of 10% interest income on loans, as follows:

	For the three-month periods ended March 31,
	2019	2018
Argentina	44,354	32,062
Ecuador	43,632	32,611
Venezuela	42,863	32,111
Colombia	32,283	21,118
Bolivia	31,727	24,504

	194,860	142,406

18.	SUBSEQUENT EVENT

Management has evaluated subsequent events through May 15, 2019, the date of issue of these condensed interim financial information. As a result of this evaluation, management has determined that there are no subsequent events that require a disclosure in these condensed interim financial information except for:

•	On April 5, 2019, CAF issued bonds for COP 99,500 million, equivalent to USD 33.7 million, 6.77% due 2028, under its Medium Term Notes Programme.

•	On April 24, 2019, CAF issued bonds for AUD 11.7 million, equivalent to USD 8.3 million, 1.68% due 2023, under its Medium Term Notes Programme.

•	On May 3, 2019, CAF issued bonds for MXN 965.0 million, equivalent to USD 51.3 million, 9.60% due 2039, under its Medium Term Notes Programme.

•	On May 15, 2019, CAF issued bonds for EUR 40.0 million, equivalent to USD 44.9 million, 0.17% under its Medium Term Notes Programme.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF MARCH 31, 2019

BONDS

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at March 31, 2019 (in millions)
7.875% Yankee Bonds	Fixed	7.875%	2002	2022	USD		85
8.125% Yankee Bonds	Fixed	8.125%	2009	2019	USD		733.7
10.79% Colombian Peso Bonds	Fixed	10.79%	2009	2019	COP	(1)	127,500
3.95% Mexican Pesos Bonds	Fixed	3.95%	2011	2021	MXN	(2)	1,317
4.375% Yankee Bonds	Fixed	4.375%	2012	2022	USD		1,500
4.03% Euro Hong Kong Dollar Bonds	Fixed	4.03%	2012	2022	HKD	(3)	400
1.85% Euro Yen Bonds	Fixed	1.85%	2012	2023	JPY	(4)	6,000
4.0% Euro Hong Kong Dollar Bonds	Fixed	4.00%	2012	2024	HKD		398
4.25% Euro Bond (Schuldschein)	Fixed	4.25%	2012	2027	EUR	(5)	82
4.375% Euro Bond (Schuldschein)	Fixed	4.375%	2012	2032	EUR		60
5.0% Euro Dollar Bond	Fixed	5.00%	2012	2042	USD		50
1.50% Swiss Franc Bonds	Fixed	1.50%	2013	2020	CHF	(6)	250
1.375% Swiss Franc Bonds	Fixed	1.375%	2013	2021	CHF		250
1.375% Swiss Franc Bonds	Fixed	1.375%	2013	2021	CHF		100
Euro Dollar Bonds	Floating	US LIBOR 3M + 0.97%	2013	2023	USD		100
1.85% Euro Yen Bonds	Fixed	1.85%	2013	2023	JPY		4,600
6.25% Kangaroo Bonds	Fixed	6.25%	2013	2023	AUD	(7)	225
4.27% Euro Hong Kong Dollar Bonds	Fixed	4.27%	2013	2028	HKD		940
3.31% Euro Bonds	Fixed	3.31%	2013	2028	EUR		250.7
3.25% Euro Bonds	Fixed	3.25%	2013	2033	EUR		100
3.25% Euro Bonds	Fixed	3.25%	2013	2033	EUR		100
3.66% Euro Bond	Fixed	3.66%	2013	2033	EUR		51
3.625% Euro Bond (Schuldschein)	Fixed	3.625%	2013	2033	EUR		200
1.875% Euro Bonds	Fixed	1.875%	2014	2021	EUR		750
2.0% Euro Bonds	Fixed	2.00%	2014	2024	CHF		300
4.070% Euro Bonds	Fixed	4.07%	2014	2024	NOK	(8)	900
4.29% Euro Bonds	Fixed	4.29%	2014	2026	NOK		1,500
1.50% Swiss Franc Bonds	Fixed	1.50%	2014	2028	CHF		225
3.925% Euro Bonds	Fixed	3.925%	2014	2029	HKD		1,257
3.05% Euro Bonds	Fixed	3.05%	2014	2030	EUR		50
3.51% Euro Bonds	Fixed	3.51%	2014	2034	EUR		65
3.500% Euro Bonds	Fixed	3.50%	2014	2039	EUR		200
1.9% Euro Dollar Bonds	Fixed	1.90%	2015	2019	USD		50
2.21% Euro Dollar Bonds	Fixed	2.21%	2015	2020	USD		50
1.00% Euro Bonds	Fixed	1.00%	2015	2020	EUR		750
0.46% Swiss Franc Bonds	Fixed	0.46%	2015	2023	CHF		200
0.68% Euro Yen Bonds	Fixed	0.68%	2015	2025	JPY		8,900
4.50% Kangaroo Bonds	Fixed	4.50%	2015	2025	AUD		325
0.51% Swiss Franc Bonds	Fixed	0.51%	2015	2026	CHF		200
0.51% Swiss Franc Bonds	Fixed	0.51%	2015	2026	CHF		150
3.05% Euro Bonds	Fixed	3.05%	2015	2030	NOK		800
3.05% Euro Bonds	Fixed	3.05%	2015	2035	NOK		1,000

Title	Interest Rate	Coupon		Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at March 31, 2019 (in millions)
2.00% Yankee Bond	Fixed	2.00%		2016	2019	USD		1,250
0.10% Euro Bonds	Fixed	0.10%		2016	2019	EUR		85.4
9.00% Uridashi Bond	Fixed	9.00%		2016	2020	ZAR	(9)	590
10.73% Uridashi Bond	Fixed	10.73%		2016	2020	TRY	(10)	192
1.00% Euro Bonds	Fixed	1.00%		2016	2020	EUR		250
0.13% Euro Bonds	Fixed	0.13%		2016	2020	EUR		80.1
4.00% Kangaroo Market Bond	Fixed	4.00%		2016	2021	AUD		150
1.810% Euro Bonds	Fixed	1.81%		2016	2021	HKD		712
1.810% Euro Bonds	Fixed	1.81%		2016	2021	HKD		230
1.810% Euro Bonds	Fixed	1.81%		2016	2021	USD		30
2.13% Yankee Bond	Fixed	2.125%		2016	2021	USD		1,000
0.15% Swiss Market Bond	Fixed	0.15%		2016	2022	CHF		150
0.304% Swiss Market Bond	Fixed	0.304%		2016	2024	CHF		125
0.45% Samurai Market	Fixed	0.45%		2016	2026	JPY		4,500
0.51% Swiss Market Bond	Fixed	0.51%		2016	2026	CHF		125
2.89% Euro Bonds	Fixed	2.89%		2016	2026	HKD		320
4.00% Kangaroo Market Bond	Fixed	4.00%		2016	2026	AUD		110
4.50% Kangaroo Market Bond	Fixed	4.50%		2016	2026	AUD		80
1.70% Euro Bonds	Fixed	1.70%		2016	2031	EUR		70
1.803% Euro Bonds	Fixed	1.803%		2016	2031	EUR		100
1.796% Euro Bonds	Fixed	1.796%		2016	2031	EUR		50
8.10% Uridashi Bond	Fixed	8.10%		2017	2020	BRL	(11)	220.2
0.50% Euro Bonds	Fixed	0.50%		2017	2022	EUR		800
3.50% Euro Bonds	Fixed	3.50%		2017	2037	CAD	(12)	40
5.88% Uridashi Bond	Fixed	5.88%		2017	2022	INR	(13)	2,138
4.50% Kangaroo Market Bond	Fixed	4.50%		2017	2027	AUD		325
3.265% Euro Bonds	Fixed	3.265%		2017	2027	HKD		1,620
0.30% Swiss Market Bond	Fixed	0.30%		2017	2025	CHF		275
2.20% Yankee Bond	Fixed	2.20%		2017	2020	USD		1,250
2.75% Yankee Bond	Fixed	2.75%		2017	2023	USD		1,000
1.125% Euro Bond	Fixed	1.125%		2018	2025	EUR		1,000
8.50% Mexican Pesos Bonds	Fixed	8.50%		2018	2028	MXN		3,000
6.50% Indonesian Rupiah Bond	Fixed	6.50%		2018	2023	IDR	(14)	1,034,100
Euro Dollar Bond	Floating	US LIBOR 3M +0.30%		2018	2021	USD		100
6.77% Euro Bond	Fixed	6.77%		2018	2028	COP		510,000
6.75% Euro Bond	Fixed	6.75%		2018	2028	COP		150,000
0.75% Euro Bond	Fixed	0.75%		2018	2023	EUR		500
1.00% Euro Bond	Fixed	1.00%		2018	2020	EUR		150
3.385% Euro Dollar Bond	Fixed	3.385%		2018	2023	USD		30
4.444% PEN Bond	Fixed	4.444%		2018	2021	PEN		177
3.4% Kangaroo Market Bond Euro Dollar Bond 3.345% Euro Dollar Bond 3.73% Euro Dollar Bond 3.75% Yankee Bond Euro Dollar Bond	Fixed Floating Fixed Fixed Fixed Floating	3.4 USD LIBOR 3M + 0.33 3.345 3.73 3.75 USD LIBOR 3M + 0.33	% % % % % %	2018 2018 2018 2018 2018 2018	2023 2020 2021 2023 2023 2020	AUD USD USD USD USD USD		100 525 400 50 750 280

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at March 31, 2019 (in millions)
0.63% Euro Bond	Fixed	0.63%	2019	2024	EUR		750
3.25% Yankee Bond	Fixed	3.25%	2019	2022	USD		1,250
3.90% Uruguayan bon	Fixed	3.90%	2019	2040	UIU	(15)	38,670

(1)	Colombian Pesos
(2)	Mexican Pesos
(3)	Hong Kong Dollars
(4)	Japanese Yen
(5)	Euros
(6)	Swiss Francs
(7)	Australian Dollars
(8)	Norwegian Kroner
(9)	South African Rand
(10)	Turkish Lira.
(11)	Brazilian Real
(12)	Canadian Dollars
(13)	Indian Rupee
(14)	Indonesian Rupiah
(15)	Uruguayan Indexed Units

Subsequent Events related to supplementary information:

•	On April 5, 2019 we issued bond for COP 99,500 million, 6.77% due 2028, under our Medium Term Notes Programme.

•	On April 24, 2019 we issued bonds for AUD 11.7 million, 1.68% due 2023, under our Medium Term Notes Programme.

•	On May 3, 2019 we issued bonds for MXN 965 million, 9.600% due 2039, under our Medium Term Notes Programme.

•	On May 15, 2019 we issued bonds for EUR 40.0 million, 0.17% due 2023, under our Medium Term Notes Programme.

•	On June 26, 2019 we issued bonds for UYU 29.6 million in the Uruguayan market, 3.90%, due 2040.

•	On June 28, 2019 we issued bonds for USD 140.0 million, 2.974% due 2029, under our Medium Term Notes Programme.

•	On July 23, 2019 we issued UYU 1,752 million, 10.4% due 2024, under our Medium Term Notes Programme.

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2019
					(in USD millions)
Medium and Long-term Loans	Various	Various	Various	Various	1,343.8
Deposits	Floating	Various	Various	Various	1,456.6
Commercial Paper	Floating	Various	Various	USD	852.5

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT

AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2019 (in USD millions)
ACDI (Canada)	0%	30-Mar-97	29-Sep-23	CAN(1)	0.4
Agencia Francesa de Desarrollo — AfD	Floating	Various	Various	Various	229.7
China Development Bank — CDB	Floating	29-Nov-07	19-Nov-19	USD	15.0
IADB	2%	24-May-97	24-May-23	USD	0.5
Instituto de Crédito Oficial — ICO	Floating	Various	Various	USD	140.0
JBIC, Japan	Floating	Various	Various	USD	72.1
KfW (Germany)	Various	Various	Various	USD	588.4
Nordic Investment Bank	Floating	Various	Various	USD	33.9

(1)	Canadian dollars

GUARANTEED DEBT

Borrower	Date of Issue	Year of Final Maturity	Principal Amount Outstanding at March 31, 2019
			(in USD millions)
Republic of Peru	02/13/2006	02/13/2025	28.0
Instituto de la función registral del Estado de Mexico	08/23/2010	08/23/2030	30.5
Abengoa Transmisión Norte	06/21/2013	06/21/2019	5.0
Isolux Corsan Argentina S.A.	09/15/2011	09/15/2023	34.6
H2Olmos S.A.	10/24/2012	10/25/2032	25.6
Planta de Reserva Fría de Generación de Eten S.A	12/05/2013	12/05/2033	24.8
Banco WWB	11/15/2017	12/20/2019	15.0

USD 3,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	USD	303,000
Fiscal and Paying Agent Fees	USD	10,000
Fees of rating agencies	USD	350,000
Legal fees	USD	375,000
Printing of registration statement, prospectus and other documents	USD	75,000
Blue Sky expenses (including counsel fees)	USD	10,000
Other	USD	75,000

Total	USD	1,198,000

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-7.

(4)	The following exhibits:

1.1	Underwriting Agreement for Debt Securities, dated August 9, 2019

1.2	Form of Underwriting Agreement pertaining to Guarantees (1)

1.3	Form of Pricing Agreement (included in Exhibit 1.1)

4.1	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee (1)

4.3	Form of Note

5.1	Opinion and consent of Octavio Rosselli, General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees (1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on the 9th day of August, 2019.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Antonio Recine
Name: Antonio Recine
Title: Director of Financial Policies and International Issues

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 9th day of August, 2019.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit Number	Exhibits	Sequentially Numbered Page

1.1	Underwriting Agreement for Debt Securities, dated August 9, 2019

1.2	Form of Underwriting Agreement pertaining to Guarantees	*

1.3	Form of Pricing Agreement (included in Exhibit 1.1)

4.1	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee	*

4.3	Form of Note

5.1	Opinion and consent of Octavio Rosselli, General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.